Safeguarding the World’s Most Vital Resources™ 2025 Annual Report

2025 Annual Report - CEO Letter to Shareholders Dear Fellow Shareholders, 2025 was an outstanding year for Veralto marked by strong execution, resilient end market demand and durable growth. I am proud of our global team of 17,000 associates for driving growth across our business while helping our customers deliver clean water, safe food and trusted essential goods to billions of people worldwide. Last year we reached all-time highs in sales, adjusted earnings per share and free cash flow, and were recognized by the Wall Street Journal as one of the 250 Best- Managed Companies – an assessment-based recognition that evaluates customer satisfaction, employee engagement, innovation, social responsibility and financial strength. This honor reflects our high-performance team, rigorous deployment of the Veralto Enterprise System (VES) and continuous improvement mindset throughout all aspects of our business. A Look Back at 2025 In 2025, we delivered mid-single-digit core sales growth, double-digit adjusted earnings per share growth and over $1 billion of free cash flow, demonstrating the strength of our portfolio and the power of VES. Total sales grew to a record $5.5 billion, led by strong commercial execution and steady end market demand. Adjusted EPS increased 10% to $3.90, marking our second consecutive year of double-digit earnings per share growth. And free cash flow conversion exceeded 100%, underscoring the capital efficiency of our operations. Our sales growth was broad-based across geographies, end markets and reporting segments. In both reporting segments, growth was supported by new product launches, new customer wins, geographic expansion and strategic pricing. In Water Quality, we benefited from strong demand across industrial end markets and steady demand from municipal customers. Water Quality’s growth was balanced across analytics and treatment. Outstanding commercial execution and operational discipline led our Water Quality segment to achieve all-time highs in revenue and profitability. In Product Quality & Innovation, global demand across consumer packaged-goods markets was steady. PQI’s growth was led by marking and coding, highlighted by growth in both continuous ink-jet and laser technologies. We also saw strong growth in our expanded portfolio of digital workflow solutions in packaging and color. We bolstered our source-to-shelf workflow solutions JENNIFER L. HONEYCUTT President and Chief Executive Officer

last year through the successful integration of the TraceGains acquisition and the addition of AI- enabled packaging and label compliance capabilities. Both increase our ability to help customers accelerate speed-to-market, improve quality and reduce risk. Throughout 2025, we took meaningful steps to enhance the quality and growth profile of our portfolio. We divested slower-growth assets, invested in higher-growth businesses, such as TraceGains, and executed strategic bolt-on acquisitions, most notably AQUAFIDES and In-Situ (announced in Q4 2025; completed in Q1 2026). These two acquisitions strengthen our Water Quality portfolio and enhance our ability to help customers address water scarcity and improve water quality, while reducing economic challenges posed by the availability of water. Our approach to capital allocation remains disciplined. Along with the strategic bolt-on acquisitions mentioned above, we announced an 18% increase in our dividend and authorized a $750 million share repurchase program while maintaining a strong balance sheet with low leverage—providing flexibility to invest for growth while returning capital to shareholders. Looking Ahead Looking ahead, we are confident in our ability to continue delivering steady core sales growth, margin expansion, and adjusted EPS growth in 2026. With approximately 80% of revenue tied to essential end markets with powerful secular growth drivers and 60% of revenue recurring, Veralto is well positioned both this year and over the long-term to deliver enduring growth and value creation. Our team at Veralto is inspired every day by our unifying purpose of Safeguarding the World’s Most Vital ResourcesTM. Our leading technology solutions monitor, enhance and protect key resources around the globe, helping ensure access to clean water, safe food and trusted essential goods. We are committed to the advancement of public health and safety and believe we are well-positioned to support our customers as they address large global challenges including environmental resource sustainability, water scarcity, management of severe weather events, food and pharmaceutical security, and the impact of an aging workforce. Thank you for your investment in Veralto and continued trust in our team. We are proud of our progress as a young public company and excited about the opportunities ahead. Sincerely, Jennifer L. Honeycutt President and Chief Executive Officer Veralto Corporation Water, Food & Essential Goods 60% Water 20% Food and Essential Goods 20% Other ~80% of sales

Financial Operating Highlights 2025 2024 Sales $ 5,503 $ 5,193 Operating Profit $ 1,277 $ 1,208 Net Earnings $ 940 $ 833 Net Earnings per Common Share (diluted) $ 3.76 $ 3.34 Operating Cash Flow $ 1,077 $ 875 Investing Cash Flow $ (98) $ (434) Financing Cash Flow $ (102) $ (65) Capital Expenditures $ (63) $ (55) Number of Associates 17,000 17,000 Total Assets $ 7,693 $ 6,406 Total Debt $ 2,673 $ 2,599 Total Equity $ 3,106 $ 2,045 Total Capitalization (Total Debt plus Equity) $ 5,779 $ 4,644 Refer to Note 1 within the 2025 Annual Report on Form 10-K for further discussion on the basis of presentation.

2025 Segment Revenues Water Quality - $3.3B Product Quality and Innovation - $2.2B Mix 59% Recurring 41% Nonrecurring GEO 57% North America 18% Western Europe 2% Other-Developed Markets 23% High-Growth Markets Mix 64% Recurring 36% Nonrecurring GEO 34% North America 30% Western Europe 2% Other-Developed Markets 34% High-Growth Markets

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ____________________________________ FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number: 001-41770 VERALTO CORPORATION (Exact name of registrant as specified in its charter) Delaware 92-1941413 (State of Incorporation) (I.R.S. Employer Identification Number) 225 Wyman Street, Suite 250 Waltham, Massachusetts 02451 (Address of Principal Executive Offices) (Zip Code) Registrant’s telephone number, including area code: 781-755-3655 Securities Registered Pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common stock, $0.01 par value VLTO New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting company ☐ Emerging Growth Company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ As of February 13, 2026, the number of shares of Registrant’s common stock outstanding was 247,843,360. The aggregate market value of common stock held by non-affiliates of the Registrant as of July 4, 2025 was $25.7 billion, based upon the closing price of the Registrant’s common stock on the New York Stock Exchange. ____________________________________ DOCUMENTS INCORPORATED BY REFERENCE Part III incorporates certain information by reference from the Registrant’s proxy statement for its 2026 annual meeting of shareholders to be filed pursuant to Regulation 14A within 120 days after Registrant’s fiscal year-end. With the exception of the sections of the 2026 Proxy Statement specifically incorporated herein by reference, the 2026 Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS PAGE INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS 1 PART I Item 1. Business 4 Item 1A. Risk Factors 11 Item 1B. Unresolved Staff Comments 23 Item 1C. Cybersecurity 23 Item 2. Properties 24 Item 3. Legal Proceedings 24 Item 4. Mine Safety Disclosures 24 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 25 Item 6. [Reserved] 25 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 26 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 41 Item 8. Financial Statements and Supplementary Data 42 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 90 Item 9A. Controls and Procedures 90 Item 9B. Other Information 90 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 90 PART III Item 10. Directors, Executive Officers and Corporate Governance 91 Item 11. Executive Compensation 92 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 92 Item 13. Certain Relationships and Related Transactions, and Director Independence 92 Item 14. Principal Accountant Fees and Services 92 PART IV Item 15. Exhibits and Financial Statement Schedules 93 Item 16. Form 10-K Summary 93

In this Annual Report, the terms “Veralto” or the “Company” refer to Veralto Corporation, Veralto Corporation and its consolidated subsidiaries or the consolidated subsidiaries of Veralto Corporation, as the context requires. Unless otherwise indicated, all financial data in this Annual Report refer to continuing operations only. INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS Certain statements included or incorporated by reference in this Annual Report, in other documents we file with or furnish to the Securities and Exchange Commission (“SEC”), in our press releases, webcasts, conference calls, materials delivered to shareholders and other communications, are “forward-looking statements” within the meaning of the U.S. federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, profit margins, asset values, pricing, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, customer demand, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs, initial public offerings, other securities offerings or other distributions, strategic opportunities, stock repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; the impact of global trade policies, tariffs, restrictions on imports, related countermeasures and reciprocal tariffs; future new or modified laws, regulations, accounting pronouncements or public policy changes; future regulatory approvals and the timing and conditionality thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; results of operations and/or financial condition; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that Veralto intends or believes will or may occur in the future. Terminology such as “believe,” “anticipate,” “assume,” “continue,” “should,” “could,” “intend,” “will,” “plan,” “aim,” “expect,” “estimate,” “project,” “target,” “can,” “may,” “possible,” “potential,” “upcoming,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth below and under “Item 1A. Risk Factors” in this Annual Report. Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the report, document, press release, webcast, call, materials or other communication in which they are made. Except to the extent required by applicable law, we do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise. Below is a summary of material risks and uncertainties we face, some of which we have experienced and any of which may occur in the future. These risks are discussed more fully in “Item 1A. Risk Factors”: Business and Strategic Risks • Conditions in the global economy, including military conflicts and changes in trade and tariff policies, the particular markets we serve and the financial markets can adversely affect our business and financial statements. • The U.S. government has imposed and may continue to impose significant tariffs or other restrictions on foreign imports, and such trade restrictions or related countermeasures taken by impacted foreign countries could negatively affect our business, results of operations, or financial condition. • We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce the prices we charge. • Our growth depends on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation. 1

• Uncertainties with respect to the development, deployment, and use of artificial intelligence in our business and products may result in harm to our business and financial statements. • Non-U.S. economic, political, legal, compliance, social and business factors can negatively affect our business and financial statements. • Our growth can also suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality. Acquisitions, Divestitures and Investment Risks • Any inability to consummate acquisitions at our historical rate and appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our business. Our acquisition of businesses, investments, or other strategic relationships could also negatively impact our business and financial statements and our indemnification or insurance rights may not fully protect us from liabilities related thereto. • Divestitures or other dispositions could negatively impact our business and financial statements. Operational Risks • Significant disruptions in, or breaches in security of, our information technology (“IT”) systems or data or violations of data privacy laws can adversely affect our business and financial statements. • Defects and unanticipated use or inadequate disclosure with respect to our products or services, or allegations thereof, can adversely affect our business and financial statements. • If we suffer loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed. • Climate change and sustainability matters, legal or regulatory measures to address climate change and sustainability matters, and any inability on our part to address related stakeholder expectations may negatively affect us. • Our financial results are subject to fluctuations in the cost and availability of the supplies that we use in, and the labor we need for, our operations. • Our success depends on our ability to recruit, retain and motivate talented employees representing diverse backgrounds, experiences and skill sets. • Our restructuring actions can have long-term adverse effects on our business and financial statements. Intellectual Property Risks • If we are unable to adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights. These risks are particularly pronounced in countries in which we do business that do not have levels of protection of intellectual property comparable to the United States. • Third parties from time to time claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services. Financial and Tax Risks • Our existing and future indebtedness may limit our operations and our use of our cash flow and negatively impact our credit ratings; and any failure to comply with the covenants that apply to our indebtedness could adversely affect our business and financial statements. • We may be required to recognize impairment charges for our goodwill and other intangible assets. • Foreign currency exchange rates can adversely affect our financial statements. 2

• Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our earnings. In addition, challenges to tax positions taken through audits by tax authorities could result in additional tax payments for prior periods. • Changes in tax law relating to multinational corporations could adversely affect our tax position. Legal, Regulatory, Compliance and Reputational Risks • Our businesses are subject to extensive regulation, and failure to comply with those regulations could adversely affect our business and financial statements. • We are subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of our business that can adversely affect our business and financial statements. • Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business and financial statements. • Certain provisions in Veralto’s certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of Veralto, which could decrease the trading price of Veralto’s common stock. • The forum selection provisions under Veralto’s certificate of incorporation could discourage lawsuits against Veralto and Veralto’s directors, officers, employees and stockholders. • If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected. 3

PART I ITEM 1. BUSINESS Our Company Veralto Corporation’s unifying purpose is Safeguarding the World’s Most Vital ResourcesTM. Our diverse group of leading operating companies provide essential technology solutions that monitor, enhance and protect key resources around the globe. We are committed to the advancement of public health and safety and believe we are positioned to support our customers as they address large global challenges including environmental resource sustainability, water scarcity, management of severe weather events, food and pharmaceutical security, and the impact of an aging workforce. For decades, we have used our scientific expertise and innovative technologies to address complex challenges our customers face across regulated industries – including municipal utilities, food and beverage, pharmaceutical and industrials – where the consequence of failure is high. Through our core offerings in water analytics, water treatment, marking and coding, and packaging and color, customers look to our solutions to help ensure the safety, quality, efficiency and reliability of their products, processes and people globally. Veralto is headquartered in Waltham, Massachusetts with a workforce of nearly 17,000 employees (whom we refer to as “associates”) as of December 31, 2025, of whom approximately 6,500 were employed in North America, 5,000 were employed in Western Europe, 500 were employed in other developed markets and 5,000 were employed in high- growth markets. Veralto defines high-growth markets as developing markets of the world which include Asia (with the exception of Japan, Australia and New Zealand), Latin America (including Mexico), the Middle East, Eastern Europe and Africa. Veralto defines developed markets as all markets of the world that are not high-growth markets. Veralto Corporation is a Delaware corporation and was incorporated in 2023 in connection with the separation of Veralto from Danaher Corporation (“Danaher” or “Former Parent”) on September 30, 2023 as an independent, publicly traded company, listed on the New York Stock Exchange (the “Separation”). At the time of the Separation, Veralto Corporation consisted of Danaher’s former Environmental & Applied Solutions segment. The Separation was effectuated through a pro-rata dividend distribution on September 30, 2023 of all of the issued and outstanding shares of Veralto common stock held by Danaher as of September 13, 2023. Each Danaher stockholder of record as of the close of business on September 13, 2023 received one share of Veralto common stock for every three shares of Danaher common stock held on the record date. Veralto operates through two segments – Water Quality (“WQ”) and Product Quality & Innovation (“PQI”). Our businesses within these segments have strong globally recognized brands as a result of our leadership in served markets over several decades. Our WQ segment provides innovative products and services that improve the quality and reliability of water with leading brands including Hach, Trojan Technologies and ChemTreat. Our PQI segment enables our customers to promote consumer trust in their products and help enable product innovation with leading brands including Videojet, Linx, Esko, X-Rite and Pantone. We believe our leading positions result from the strength of our commercial organizations, our legacy of innovation, and our close and long-term connectivity to our customers and knowledge of their workflows, underpinned by our culture of continuous improvement. This has resulted in a large installed base of instruments that drive ongoing consumables and software sales to support our customers. As a result, our business generates recurring sales which represented approximately 61% of total sales during the year ended December 31, 2025. Our business model also supports a strong margin profile with limited capital expenditure requirements and has generated attractive cash flows. We believe these attributes allow us to deliver financial performance that is resilient across economic cycles. We also believe that the Veralto Enterprise System (“VES”) provides us with a strong foundation for competitive differentiation. VES is a business management system that consists of a philosophy, processes and tools that guide what Veralto does and measure how well Veralto executes, grounded in a culture of continuous improvement. VES processes and tools are organized around the areas of Operational Excellence, Growth and Leadership, and are rooted in foundational tools known as the VES Fundamentals, which are relevant to every associate and business function. The VES Fundamentals are focused on core competencies such as using visual representations of processes to identify inefficiencies, creating standard work, defining and solving problems in a structured way, and continuously improving processes to drive long term impact. Veralto uses VES tools to improve our profitability and cash flows, which support our ability to expand our addressable market and improve our market position through investments in areas such as our commercial organization and research and development (“R&D”), including software and digital solutions. Our cash flows also 4 support acquisitions to enhance our product capabilities and expansion into new and attractive markets, which we have successfully done through the acquisition of over 85 businesses over more than two decades. Our two segments are described below: Water Quality Our Water Quality segment provides one of the most comprehensive portfolios of water analytics, and differentiated water treatment solutions that enable the reliable delivery of safe drinking water by public and private utilities - from source water to the consumer and back into the water cycle. In addition, we help improve the efficiency of processes and production operations of our customers and ensure that their wastewater discharge meets regulatory standards and their environmental and sustainability targets. Under our Hach, Trojan Technologies, ChemTreat, and other globally recognized WQ brands, we provide proprietary precision instrumentation and advanced water treatment technologies that our customers rely on to measure, analyze and treat water in residential, commercial, municipal, industrial, research and natural resource applications. In addition to instrumentation, our suite of water solutions includes elements used on a recurring basis such as chemical reagents, services and software. Together, these offerings help promote the quality and reliability of water and optimize our customers’ operations, decision making and regulatory compliance activities. WQ focuses on what management believes are the most attractive sub-segments of the water value chain helping our customers address some of their most pressing and complex challenges, such as water scarcity, water safety, severe weather events and management of precious natural resources. Our businesses have been at the forefront of delivering breakthrough innovations to our customers. For example, Hach has been a leading player in the field of turbidity testing for over 60 years, pioneering the first regulated method and introducing multiple new generations of instruments and related products. Today, we have one of the most comprehensive portfolios of solutions allowing our customers to test the broadest range of analytical parameters and the ability to harness their data across installed assets. Increasingly, our customers leverage our digital solutions to support regulatory compliance, automate workflows and allow for remote operations and predictive capabilities to address new challenges posed by changing regulations and an aging and less experienced workforce. Our key WQ brands provide solutions that our customers rely upon to manage critical operations involving water. • Hach, the best known of our global brands in the WQ segment, recognized for simple and reliable tests, offers analytical measurement instruments, digital solutions and related consumables that test water quality; we serve over 149,000 customers, including small community water utilities, large public and private water utilities and industrial customers and help to ensure safe water for more than 3.4 billion people every day - approximately 40% of the global population. • ChemTreat associates work alongside customers across many industries to understand their water challenges and tailor chemical treatment plans and dosing protocols to help optimize customers’ water usage and maximize reuse, and reduce water pollution; our solutions helped customers save over 88 billion gallons of water in 2025. • Trojan Technologies offers UV and membrane filtration systems for water disinfection and contaminant removal; our systems support the treatment of 15 trillion gallons of water annually and in turn help to improve access to clean water for more than 312 million people every day. Product Quality & Innovation Our Product Quality & Innovation segment provides a broad set of essential solutions that brand owners in consumer packaged goods (“CPG”), food and beverage, pharmaceutical, and industrial sectors use to support product authenticity, traceability, quality control, regulatory compliance, accelerate speed to market, and reduce material costs and waste. Our solutions play a central role in helping our customers convey the quality and safety of their products and build trust with consumers. Under our Videojet, Linx, Esko, X-Rite, Pantone and other globally recognized PQI brands, we provide marking and coding, and packaging and color instrumentation, software, and related consumables. Our customers across consumer, pharmaceutical and industrial sectors utilize our offerings to bring products to market, mark packaging in compliance with industry and regulatory standards and convey the safety of products to customers. Our solutions also enable the effective execution of product recalls, thereby helping to mitigate public health risks. Our software solutions are designed to address higher-value, design- oriented portions of the packaging management value chain, such as digital asset management (“DAM”), marketing resource management (“MRM”) and product information management (“PIM”), that help our customers maximize efficiency of operations while generating an attractive source of recurring sales for us. We serve a majority of the 5 top 25 global CPG brands and a majority of the top 20 pharmaceutical brands use PQI’s solutions, enabling confidence and trust in the brands and products consumers use daily. Our PQI brands provide brand owners and consumer packaged goods companies with essential solutions that improve their ability to develop, maintain and ensure the authenticity of their brands. • Videojet, our largest operating company within PQI, and Linx offer technologies that mark and code packaged goods and related consumables. Videojet is a leading provider of inline printing solutions for products and packaging with marking and coding systems used by many of the top global consumer brands. Printing billions of codes a day, our solutions help ensure transparency, safety, authenticity, tracking and traceability throughout the global supply chain. • Esko facilitates the creation of new packaging designs through design software and imaging systems. Esko’s offerings are extensively used by established and emerging brands and their suppliers, with over 25,000 customers in over 140 countries. TraceGains, acquired in 2024, provides leading cloud-based software solutions that enable connected data and digital workflow management to help consumer brands meet increasingly stringent compliance and reporting regulations for food and beverage safety and traceability. • X-Rite serves over 13,000 brands and suppliers across 140 countries by providing color management solutions that measure the quality and consistency of color and appearance on printed packages and consumer and industrial products. • Pantone is the preeminent color standard in the design industry leveraged by designers, marketers and others in the creative community, not only to ensure color standardization but also to understand the impact of color on consumers. Sales and Distribution In 2025, Veralto generated $5.5 billion in sales derived from a business mix that is highly diversified by geography and end-market. Our business model is highly resilient with approximately 61% of our sales derived from consumables (e.g., reagents, inks and process chemicals), spare parts, services (e.g., maintenance and inspection), and software (including Software-as-a-Service, or “SaaS”, and term-based licenses). We serve a broad range of customers spanning the municipal, industrial, food and beverage (“F&B”) and CPG end markets, many of which are highly regulated. We generated 48% of our 2025 sales from North America, 23% from Western Europe, 2% from other developed markets and 27% from high-growth markets. We define other developed markets as Japan, Australia and New Zealand. We define high-growth markets as developing markets of the world which include Asia (with the exception of Japan, Australia and New Zealand), Latin America (including Mexico), the Middle East, Eastern Europe and Africa. Our strategic investments in these markets have scaled our presence in high- growth markets to approximately 5,000 associates with 9 local manufacturing facilities. Veralto distributes approximately 18% of its technology and equipment products through third-party distributors. No individual customer accounted for more than 10% of sales in 2025, 2024 or 2023. Acquisition Activities Veralto views acquisitions as a key part of its growth strategy. These acquisition activities are intended to supplement Veralto’s core growth and support ongoing expansion of its business, including through new technologies, additional products, organizational strength and geographic breadth. Sustainability We are deeply aware of our responsibility to our stakeholders and the opportunities before us to make a global difference-through our innovative products, our impact on the planet, and our people-as reflected in our unifying purpose, Safeguarding the World’s Most Vital ResourcesTM. In particular: • At our core, the products and services we offer are directly linked to the sustainability objectives of many of our customers. For example: ◦ Our WQ segment offers products and services that enable municipalities to deliver clean water while helping industrial customers to be good stewards of water in their processes. 6

◦ Our PQI segment helps our customers safeguard everyday essentials by protecting the food supply chain, ensuring product quality, freshness, and consistency, while maintaining brand authenticity. • Our leadership has conducted a sustainability prioritization assessment to inform our sustainability priorities. • Informed by our prioritization assessment, we intend to set and communicate additional public sustainability goals and we expect to rigorously track our progress towards achieving those goals. • Our sustainability program is organized around the three pillars of Products, Planet, and People. Coupled with strong corporate governance practices to provide oversight and management support, the sustainability program is positioned to iteratively prioritize initiatives using the insights we learn from engaging with our stakeholders. • As delegated by Veralto’s Board of Directors, the Nominating and Governance Committee assumes primary oversight responsibility (interacting with the Audit and the Compensation Committees, as appropriate for certain matters) to provide oversight for Veralto’s sustainability program, including Veralto’s sustainability strategy, targets, and metrics. Veralto’s Board reviews our sustainability program at least annually. • At the managerial level, Veralto’s Senior Vice President of Strategy & Sustainability, who reports directly to our President and CEO, oversees our sustainability program and the Veralto Sustainability Council and is responsible for reviewing and approving Veralto’s sustainability reports. Veralto’s Sustainability Council develops and drives our roadmap of sustainability initiatives. This council and its working groups include representation from our WQ and PQI segments, as well as the corporate human resources; environment, health, and safety; VES; procurement; investor relations; finance; IT; corporate communications; and legal functions. • In addition to outreach conducted as part of our prioritization assessment, we engage with stakeholders to inform our priorities and goals and the strategies through which we can achieve them. We intend to proactively solicit the voice of our stakeholders, including through associate surveys, meetings with investors, collaboration with our customers and partners, and participation in industry associations. • We are evaluating opportunities to make an impact through collective actions such as sustainability-focused partnerships, initiatives, industry alliances, and grant-making opportunities. • We will continue to leverage VES to help us achieve our sustainability goals and facilitate continuous improvement in our sustainability program. The following discussion includes information common to all of Veralto’s segments. Materials Veralto’s manufacturing operations employ a wide variety of raw materials, including metallic-based components, electronic components, chemistries, OEM products, plastics and other petroleum-based products. Prices of oil and gas affect Veralto’s costs for freight and utilities and also have an indirect impact on the cost of other purchased materials. While the price of, and global instability with respect to the supply of, oil and gas did not materially, adversely affect Veralto’s operations in 2025, Veralto is continuing to monitor the oil and gas and other commodity markets and will seek to mitigate price and/or availability risks as needed. Veralto purchases raw materials from a large number of independent sources around the world. No single supplier is significant to Veralto as a whole, although for some components that require particular specifications or regulatory or other qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. Veralto utilizes a number of techniques to address potential disruption and other risks relating to its supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources. Throughout the course of 2025, Veralto has taken substantial actions through the application of VES tools and processes to actively address the impact of various tariffs applied by the U.S. government and reciprocal tariffs from other trading partners. Veralto largely mitigated the impact of these pressures on Veralto’s profitability and as a result these headwinds did not have a material, adverse effect on the business in 2025. These pressures continue to varying degrees as of the date of this Annual Report. We are continuing to work with our suppliers to understand the existing and potential future impacts of these trends on our supply chain and we continue to take actions in an effort to mitigate such impacts, including qualifying additional suppliers. Due to the uncertainty regarding the duration and impact of these trends in 2026, there can be no assurance that these factors will not have an adverse 7 impact on our business and financial statements in the future. For a further discussion of risks related to the materials and components required for Veralto’s operations, refer to “Item 1A. Risk Factors.” Intellectual Property Veralto owns numerous patents, trademarks, copyrights, trade secrets and licenses to intellectual property owned by others. Although in aggregate, our intellectual property is important to our operations, Veralto does not consider any single patent, trademark, copyright, trade secret or license (or any related group of any such items) to be of material importance to any segment or to the business as a whole. From time to time, we engage in litigation to protect our intellectual property rights. For a discussion of risks related to our intellectual property, refer to “Item 1A. Risk Factors.” All capitalized brands and product names throughout this document are trademarks owned by, or licensed to, Veralto. Competition Although Veralto’s businesses generally operate in highly competitive markets, Veralto’s competitive position cannot be determined accurately in the aggregate or by segment since none of its competitors offer all of the same product and service lines or serve all of the same markets as Veralto, or any of its segments, does. Because of the range of the products and services Veralto sells and the variety of markets it serves, Veralto encounters a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than it is in particular markets, as well as large companies or divisions of large companies with substantial sales, marketing, research and financial capabilities. Veralto is facing increased competition in a number of its served markets as a result of the entry of well-resourced companies into certain markets, the entry of competitors based in low-cost manufacturing locations, the development of competitive technologies by early-stage and emerging companies and increasing consolidation in particular markets. The number of competitors varies by product and service line. Management believes that Veralto has a leadership position in many of the markets it serves. Key competitive factors vary among Veralto’s businesses and product and service lines, but include the specific factors noted above with respect to each particular business and typically also include price, quality, performance, delivery speed, application expertise, service and support, technology and innovation, distribution network, breadth of product, service and software offerings and brand name recognition. For a discussion of risks related to competition, refer to “Item 1A. Risk Factors.” Human Capital As of December 31, 2025, Veralto had nearly 17,000 employees (whom we refer to as “associates”), of whom approximately 6,500 were employed in the North America, 5,000 were employed in Western Europe, 500 were employed in other developed markets and 5,000 were employed in high-growth markets. Approximately 16,500 of our total employees were full-time and 500 were part-time employees. Outside the United States, we have government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe, where many of our employees are represented by unions and/or works councils. Veralto is committed to attracting, developing, engaging and retaining the best people from around the world to sustain and grow our science and technology leadership. Our human capital strategy spans multiple key dimensions, including culture, governance, recruitment, engagement, competitive compensation and benefits, performance management, talent development, and career mobility. Research and Development Veralto conducts R&D activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of its existing products and expanding the applications for which uses of its products are appropriate. Veralto conducts R&D activities primarily in North America, Europe and Asia and generally on a business-by-business basis. Veralto anticipates that it will continue to make significant expenditures for R&D as it seeks to provide a continuous flow of innovative products and services to maintain and improve its competitive position. For a discussion of the risks related to the need to develop and commercialize new products and product enhancements, refer to “Item 1A. Risk Factors.” Government Contracts Although the substantial majority of Veralto’s revenue in 2025 was from customers other than governmental entities, Veralto has agreements relating to the sale of products to government entities. As a result, Veralto is subject to various statutes and regulations that apply to companies doing business with governments. For a discussion of risks related to government contracting requirements, refer to “Item 1A. Risk Factors.” No material portion of 8

Veralto’s business is subject to renegotiation of profits or termination of contracts at the election of a government entity. Regulatory Matters Veralto faces extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of its products and services. The following sections describe certain significant regulations that Veralto is subject to. These are not the only regulations that Veralto’s businesses must comply with. For a description of the risks related to the regulations that Veralto’s businesses are subject to, refer to “Item 1A. Risk Factors.” Data Privacy and Security Laws As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. For example, the European Union’s General Data Protection Regulation (“GDPR”) imposes significant restrictions on how we collect, transmit, process and retain personal data, including, among other things, in certain circumstances a requirement for almost immediate notice of data breaches to supervisory authorities with significant fines for non-compliance. State privacy laws in California impose some of the same features as the GDPR and have prompted several other states to enact similar laws. Additionally, a bipartisan bill under consideration in Congress would, if adopted, impose broad privacy requirements at the federal level. Several other countries such as China and Russia have passed, and other countries are considering passing, privacy laws that require personal data relating to their citizens to be maintained on local servers or impose significant restrictions on data transfer. For a discussion of risks related to these laws, refer to “Item 1A. Risk Factors.” Environmental Laws and Regulations Veralto’s operations, products and services are subject to numerous U.S. federal, state, local and non-U.S. environmental, health and safety laws and regulations concerning, among other things, the health and safety of our employees, the generation, storage, use and transportation of hazardous materials, emissions or discharges of substances into the environment, investigation and remediation of hazardous substances or materials at various sites, chemical constituents in products and end-of-life disposal and take-back programs for products sold. A number of Veralto’s operations involve the handling, manufacturing, use or sale of substances that are or could be classified as hazardous materials within the meaning of applicable laws. Compliance with these laws and regulations has not had and, based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on Veralto’s capital expenditures, earnings or competitive position, and Veralto does not anticipate material capital expenditures for environmental control facilities. In addition to environmental compliance costs, Veralto from time to time incurs costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. Veralto may also from time to time become party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of, or exposure to, hazardous substances. If Veralto determines that potential liability for a particular site or with respect to a personal injury claim is known or considered probable and reasonably estimable, Veralto accrues the total estimated loss, including investigation and remediation costs, associated with the site or claim. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, refer to “Item 1A. Risk Factors.” Antitrust Laws The U.S. federal government, most U.S. states and many other countries have laws that prohibit certain types of conduct deemed to be anti-competitive. Violations of these laws can result in various sanctions, including criminal and civil penalties. Private plaintiffs also could bring civil lawsuits against us in the United States for alleged antitrust law violations, including claims for treble damages. Export/Import Compliance Veralto is required to comply with various U.S. export/import control and economic sanctions laws, including: • the International Traffic in Arms Regulations administered by the U.S. Department of State, Directorate of Defense Trade Controls, which, among other things, imposes license requirements on the export from the United States of defense articles and defense services listed on the U.S. Munitions List; 9

• the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export, in-country transfer and re-export of certain dual-use goods, technology and software (which are items that have both commercial and military or proliferation applications); • the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations; and • the import regulatory activities of the U.S. Customs and Border Protection and other U.S. government agencies. Other nations’ governments have implemented similar export/import control and economic sanction regulations, which may affect Veralto’s operations or transactions subject to their jurisdictions. In addition, under U.S. laws and regulations, U.S. companies and their subsidiaries and affiliates outside the United States are prohibited from participating or agreeing to participate in unsanctioned foreign boycotts in connection with certain business activities, including the sale, purchase, transfer, shipping or financing of goods or services within the United States or between the United States and other countries. If we, or third parties through which we sell or provide goods or services, violate anti-boycott laws and regulations, we may be subject to civil or criminal enforcement action and varying degrees of liability. For a discussion of risks related to export/import control and economic sanctions laws, refer to “Item 1A. Risk Factors.” International Operations Veralto’s products and services are available worldwide, and its principal markets outside the United States are in Europe, Asia and Latin America. In 2025, Veralto generated 48% of its sales in North America, 23% of its sales in Western Europe, 2% of its sales in other developed markets and 27% of its sales in high-growth markets. Our geographic diversity allows Veralto to draw on the skills of a worldwide workforce, provides greater stability to its operations, allows Veralto to drive economies of scale, provides revenue streams that may help offset economic trends that are specific to individual economies and offers Veralto an opportunity to access new markets for products. In addition, Veralto believes that future growth depends in part on its ability to continue developing products and sales models that successfully target high-growth markets. The manner in which Veralto’s products and services are sold outside the United States differs by business and by region. Most of Veralto’s sales in non-U.S. markets are made by its subsidiaries located outside the United States, though Veralto also sells directly from the United States into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, Veralto generally sells through representatives and distributors. Information about the effects of foreign currency fluctuations on Veralto’s business is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Annual Report. For a discussion of risks related to Veralto’s non-U.S. operations and foreign currency exchange, refer to “Item 1A. Risk Factors.” Properties Our corporate headquarters is located in Waltham, Massachusetts in a facility that we lease. As of December 31, 2025, Veralto had facilities in approximately 50 countries, including approximately 60 principal administrative, sales, research and development, manufacturing and distribution facilities. 21 of these facilities are located in the United States in 12 states and 39 are located outside the United States, primarily in Europe and to a lesser extent in Latin America, Asia and Canada. Refer to Note 8 to the audited Consolidated and Combined Financial Statements included in this Annual Report for additional information with respect to our lease commitments. Veralto does not believe that any individual lease agreement is material to the Company as a whole. Legal Proceedings We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material effect on our business and financial statements. Refer to 10

Note 16 to the audited Consolidated and Combined Financial Statements included in this Annual Report for additional information. ITEM 1A. RISK FACTORS You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this Annual Report on Form 10-K and other documents we file with the SEC. We have identified the risks and uncertainties described below as material, but they are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns including pandemics, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business and financial statements, including our results of operations, liquidity and financial condition, and our stock price. Business and Strategic Risks Conditions in the global economy, including military conflicts, the particular markets we serve and the financial markets can adversely affect our business and financial statements. Our business is sensitive to general economic conditions. Slower economic growth in the domestic and/or international markets, inflation, actual or anticipated default on sovereign debt, volatility in the currency and credit markets, military conflicts, high levels of unemployment or underemployment, labor availability constraints, reduced levels of capital expenditures, changes or anticipation of potential changes in government trade and tariff, fiscal, tax and monetary policies, changes in capital requirements for financial institutions, government budget negotiation dynamics, sequestration, austerity measures and other challenges that affect economies of the world have in the past adversely affected, and may in the future adversely affect, the Company and its distributors, customers and suppliers, including having the effect of: • reducing demand for our products and services (in this Annual Report, references to products and services also includes software), limiting the financing available to our customers and suppliers, increasing order cancellations, resulting in longer sales cycles and slower adoption of new technologies; • suspending sales prohibited by sanctions, embargoes, regional instability, geopolitical shifts and adverse impacts arising from or related to military conflicts; • increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories; • increasing price competition in our served markets; • supply interruptions, delays or cost increases, which can disrupt our ability to produce or deliver our products and/or increase our costs; • increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets; • increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us; and • adversely impacting market sizes and growth rates. If growth in any key economy of the world or in any of the markets we serve slows for a significant period, if there is significant deterioration in any such economy or such markets or if economic improvements do not benefit the markets we serve, our business and financial statements can be adversely affected. The U.S. government has imposed and may continue to impose significant tariffs or other restrictions on foreign imports, and such trade restrictions or related countermeasures taken by impacted foreign countries could negatively affect our business and financial statements. The U.S. government has imposed significant tariffs or other restrictions on certain foreign imports and has raised the possibility of imposing additional tariff increases or expanding the tariffs to capture other countries and types of foreign imports. For example, since January 2025, the U.S. government has threatened or imposed significant tariffs on imports from China and various new or additional tariffs on imports from other countries with limited, temporary 11 exclusions for certain goods. Any such current or future tariffs, along with other U.S. trade actions, have triggered and could further trigger retaliatory actions by certain affected countries, and other foreign governments may also impose trade measures, including reciprocal tariffs, on other U.S. goods in the future. These tariffs and other trade actions could increase the cost of, and reduce demand for, our products and services, which would adversely impact our business. In addition, political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets, which could adversely affect our business and financial statements. We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce the prices we charge. Our businesses operate in industries that are intensely competitive. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors; refer to “Item 1. Business—Competition” for additional details. In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new products and services to maintain and expand our brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. Our ability to compete can also be impacted by changing customer preferences and requirements (for example increased demand for products incorporating digital capabilities or more environmentally-friendly products and supplier practices). Cost containment efforts by governments and the private sector are also resulting in increased emphasis on products that reduce costs and improve efficiency and effectiveness. In addition, significant shifts in industry demand have occurred and may in the future occur in connection with product problems, safety alerts and publications about products, reflecting the competitive significance of product quality, product efficacy and quality systems in our industry. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our business and financial statements, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses. In addition, the Company’s competitors and customers have from time to time introduced, and may in the future introduce, low-cost products or consumables that compete with the Company’s products at lower price points. New, disruptive technologies may emerge that displace the Company’s existing technologies. Competitors’ products can capture significant market share or lead to a decrease in market prices overall, resulting in an adverse effect on the Company’s business and financial statements. Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation. We generally sell our products and services in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not innovate and develop new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our business and financial statements will suffer. Our success depends on several factors, including our ability to: • correctly identify customer needs and preferences and predict future needs and preferences; • allocate our R&D funding to products and services with higher growth prospects; • anticipate and respond to our competitors’ development of new products and services and technological innovations; • differentiate our offerings from our competitors’ offerings and avoid commoditization; • innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in our served markets; • obtain adequate intellectual property rights with respect to key technologies before our competitors do; • successfully commercialize new technologies in a timely manner, price them competitively and cost- effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time; • obtain necessary regulatory approvals of appropriate scope; and 12

• stimulate customer demand for and convince customers to adopt new technologies. If we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in R&D of products and services that do not lead to significant revenue, which would adversely affect our business and financial statements. Even when we successfully innovate and develop new and enhanced products and services, we often incur substantial costs in doing so, and our profitability may suffer. In addition, promising new offerings may fail to reach the market or realize only limited commercial success because of real or perceived efficacy or safety concerns. Competitors may also develop after-market services and parts for our products which may detract from our sales. Uncertainties with respect to the development, deployment, and use of artificial intelligence in our business and products may result in harm to our business and financial statements. We are in the early stages of incorporating artificial intelligence (“AI”) into our business activities and our product and service offerings. As with many innovations, AI presents risks and challenges that could adversely impact our business. The development, adoption, and use of AI technologies are still in their early stages and ineffective or inadequate AI development or deployment practices could result in unintended consequences. For example, AI algorithms may be flawed or may be based on datasets that are biased or insufficient. In addition, any disruption or failure in the AI functionality we incorporate into our business activities, products or services could adversely impact our business or result in delays or errors in our offerings. Conversely, any failure to successfully develop and deploy AI in our business activities, products and services could adversely affect our competitiveness (particularly if our competitors successfully deploy AI in their businesses, products and services), and the development and deployment of AI will require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. Any of the foregoing may result in decreased demand for our products or harm to our business and financial statements. The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm. Non-U.S. economic, political, legal, compliance, social and business factors can negatively affect our business and financial statements. In 2025, approximately 56% of our sales were derived from customers outside the U.S. In addition, many of our manufacturing operations, suppliers and employees are located outside the U.S. Since our growth strategy depends in part on our ability to further penetrate markets outside the U.S. and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the U.S., particularly in the high-growth markets. Our non-U.S. business (and particularly our business in high-growth markets) is subject to risks that include: • interruption in the transportation of supplies to us and finished goods to our customers; • differences in terms of sale, including longer payment terms than are typical in the U.S.; • local product preferences or requirements; • changes in a country’s or region’s political, legal, social, compliance, business or economic conditions, such as the devaluation of particular currencies; • trade protection measures, tariffs, embargoes and import or export restrictions and requirements; • unexpected changes in laws or regulatory requirements, including changes in tax laws; • capital controls and limitations on ownership and on repatriation of earnings and cash; • the potential for nationalization of enterprises; • complex data privacy and cybersecurity requirements; • limitations on legal rights and our ability to enforce such rights, including differing protection of intellectual property; 13

• difficulty in staffing and managing widespread operations; • workforce instability and differing labor or employment regulations; • difficulties in implementing restructuring actions on a timely or comprehensive basis; • greater uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, including with respect to product and other regulatory approvals; • geopolitical instability arising from or related to military conflicts; and • public health crises and epidemics. International business risks have in the past and may in the future negatively affect our business and financial statements. Our growth can suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality. Our growth depends in part on the growth of the markets which we serve, and visibility into our markets can be limited (particularly for markets into which we sell through distribution). Our quarterly sales and profits depend substantially on the volume and timing of orders received during the quarter, which are difficult to forecast. Any decline or lower than expected growth in our served markets can diminish demand for our products and services and adversely affect our business and financial statements. Certain of our businesses operate in industries that have experienced and may experience periodic, cyclical downturns. In addition, in certain of our businesses demand depends on customers’ capital spending budgets as well as government funding policies, and matters of public policy and government budget dynamics as well as product and economic cycles can affect the spending decisions of these entities. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, marketing or promotional programs, new product introductions, the timing of industry trade shows and changes in distributor or customer inventory levels due to distributor or customer management thereof or other factors. Any of these factors could adversely affect our business and financial statements in any given period. Acquisition, Divestiture and Investment Risks Any inability to consummate acquisitions at our historical rate and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our business. Our ability to grow revenues, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past or at all, which could adversely impact our business. Attractive acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers or investors, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investments has resulted and may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments. Our acquisition or divestiture of businesses, investments, joint ventures and other strategic relationships can negatively impact our business and financial statements. As part of our business strategy, we acquire businesses, make investments and enter into joint ventures and other strategic relationships in the ordinary course, and we also from time to time complete more significant transactions, including divestitures of existing businesses as we continually assess our business strategy. Transactions such as these involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including but not limited to the following, any of which can adversely affect our business and our financial statements: • businesses, technologies, services and products that we acquire or invest in have sometimes under- performed relative to our expectations and the price that we paid, failed to perform in accordance with our anticipated timetable or failed to achieve and/or sustain profitability; 14

• we may incur or assume significant debt in connection with our acquisitions, investments, joint ventures or strategic relationships, which can also cause a deterioration of Veralto’s credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets; • acquisitions, investments, joint ventures or strategic relationships can cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term; • we can experience difficulty in integrating cultures, personnel, operations and financial and other controls and systems and retaining key employees and customers, and former employees of our existing businesses or businesses we acquire can sometimes compete with us; • we are not always able to achieve cost savings or other synergies anticipated in connection with acquisitions, investments, joint ventures or strategic relationships; • we have assumed and may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities; and the realization of any of these liabilities or deficiencies can increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations; • as a result of our acquisitions and investments, we have recorded significant goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the value of our investments declines, we may be required to incur impairment charges; • divestitures or other dispositions can dilute the Company’s earnings per share, have other adverse financial, tax and accounting impacts and distract management, and disputes can arise with the new owners of a divested/disposed business; • we may have interests that diverge from those of our joint venture partners or other strategic partners or the companies we invest in, and we are not always able to direct or influence the management and operations of the joint venture, other strategic relationship or investee in the manner we believe is most appropriate, exposing us to additional risk; and • investing in or making loans to early-stage companies often entails a high degree of risk, including uncertainty regarding the company’s ability to successfully develop new technologies and services, bring these new technologies and services to market and gain market acceptance, maintain adequate capitalization and access to cash or other forms of liquidity, and retain critical management personnel; we do not always achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time. Operational Risks Significant disruptions in, or breaches in security of, our information technology systems or data or violation of data privacy laws can adversely affect our business and financial statements. We rely on information technology systems, some of which are provided and/or managed by third parties, to process, transmit and store electronic information (including sensitive data such as confidential business information and personal data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities (such as receiving and fulfilling orders, billing, collecting and making payments, shipping products, providing services and support to customers and fulfilling contractual obligations). In addition, some of our remote monitoring products and services incorporate software and information technology that house personal data and some products or software we sell to customers connect to our systems for maintenance or other purposes. These systems, products and services (including those we acquire through business acquisitions) can be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance (including by employees), power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. Attacks can also target hardware, software and information installed, stored or transmitted in our products after such products have been purchased and incorporated into third-party products, facilities or infrastructure. Security breaches of systems provided or enabled by us, regardless of whether the breach is attributable to a vulnerability in our products or services, or security breaches of third-party suppliers we rely on to process, store or transmit electronic information, 15 can result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers or suppliers. Like most multinational corporations, our information technology systems and data have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks and we expect the sophistication and frequency of such attacks to continue to increase. Unauthorized tampering, adulteration or interference with our products may also adversely affect product functionality and result in loss of data, risk to customer safety and product recalls or field actions. The attacks, breaches, misappropriations and other disruptions and damage described above can interrupt our operations or the operations of our customers and partners, delay production and shipments, result in theft of our and our customers’ intellectual property and trade secrets, result in disclosure of personal data, damage customer, business partner and employee relationships and our reputation and result in defective products or services, legal claims and proceedings, liability and penalties under privacy and other laws and increased costs for security and remediation, in each case resulting in an adverse effect on our business and financial statements. Our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches. In addition, our information technology systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, evolving customer expectations, changes in the techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated with our changing products and services. There can be no assurance that we will be able to successfully maintain, enhance and upgrade our systems as necessary to effectively address these requirements. Any inability to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches can result in adverse regulatory and business consequences and litigation. As a global organization, we are subject to data privacy and security laws, regulations and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states and other states subject to the GDPR may result in fines of up to €20 million or up to 4% of total worldwide annual turnover for the preceding financial year, whichever is higher, and other administrative penalties. Several other countries such as China and Russia are, and other countries are considering passing, laws that require some or all personal data relating to their citizens to be maintained on local servers or impose significant restrictions on data transfer. State privacy laws in California impose some of the same features as the GDPR and have prompted several other states in the U.S. to enact similar laws. Additionally, the government may impose broad privacy requirements at the U.S. federal level and provide enhanced enforcement authority to the Federal Trade Commission. Government investigations and enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in civil and criminal, monetary and non-monetary penalties and damage to customer, business partner and employee relationships and to our reputation, any of which may adversely affect our business and financial statements. In addition, compliance with the varying data privacy regulations across the U.S. and around the world has required significant expenditures and may require additional expenditures, and may require further changes in our products or business models that increase competition or reduce revenue. Defects, unanticipated use or inadequate disclosure with respect to our products or services, or allegations thereof, can adversely affect our business and financial statements. Manufacturing or design defects or “bugs” in, unanticipated use of, safety or quality issues (or the perception of such issues) with respect to or inadequate disclosure of risks relating to the use of products and services that we make or sell (including items that we source from third parties) can lead to personal injury, death, property damage and/or regulatory violations that can adversely affect our business and financial statements. These events can lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against us. Recalls, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services. Any of the above can result in the discontinuation of sale of such products in one or more countries and give rise to claims for damages from persons who believe they have been injured as a result of product issues, including claims by individuals or groups seeking to represent a class. 16

If we suffer loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed. Our facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, cyber-attack, earthquake, hurricane, power shortage or outage, public health crisis (including epidemics and pandemics) and the reaction thereto, war, terrorism, riot, public protest or other natural or man-made disasters. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, diminish demand, damage customer relationships and our reputation and result in legal exposure and significant repair or replacement expenses. The third-party insurance coverage that we maintain varies from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against such losses. Climate change and sustainability matters, legal or regulatory measures to address climate change and sustainability matters, and any inability on our part to address related stakeholder expectations may negatively affect us. Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere presents risks to our operations. Physical risk resulting from acute changes (such as hurricane, tornado, wildfire or flooding) or chronic changes (such as droughts, heat waves or sea level changes) in climate patterns can adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concern over climate change can also result in new or additional legal, regulatory or quasi-regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment (such as taxation of, or caps on the use of, carbon-based energy). Any such new or additional requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial statements. In addition, any failure to adequately address evolving stakeholder expectations with respect to sustainability matters, including recent U.S.-based anti-diversity, equity and inclusion efforts, may result in the loss of business, adverse reputational impacts, diminished market valuations and challenges in attracting and retaining customers and talented employees. For example, our ability to achieve our current and future sustainability goals is uncertain and remains subject to numerous risks, including evolving regulatory requirements and stakeholder expectations, our ability to recruit, develop and retain a diverse workforce, the availability of suppliers and other business partners that can meet our sustainability expectations, the effects of the organic and inorganic growth of our business, cost considerations and the development and availability of cost- effective technologies or resources that support our goals. Our financial results are subject to fluctuations in the cost and availability of the supplies that we use in and the labor we need for our operations. Prices for and availability of the components, raw materials and other commodities we use in our business, as well as for labor, have fluctuated significantly in the past, including during 2025. Please see “Item 1. Business” for a discussion of the inputs we use in our business, supply chain and labor availability disruptions and constraints our businesses have faced and are facing, and the adverse impacts that we have incurred and may incur relating thereto. The supply chains for our businesses can be disrupted by supplier capacity constraints, transportation and logistics issues, fluctuations in demand, decreased availability of key raw materials or commodities, legislative or regulatory changes, bankruptcy or exiting of the business for other reasons and external events such as natural disasters, pandemic health issues, war, terrorist actions and governmental actions (such as trade protectionism). In addition, some of our businesses purchase certain requirements from sole or limited source suppliers for reasons of quality assurance, regulatory requirements, cost effectiveness, availability or uniqueness of design. In the event of interruptions in the supply, or increases in the cost, of such supplies, we might not be able to quickly establish or qualify replacement sources of supply. Sustained interruptions in the supply of, or increase in the cost of, key components, raw materials, other commodities and labor can result in production interruptions, delays, extended lead times and inefficiencies and adversely affect our business and financial statements. In addition, due to the highly competitive nature of the industries that we serve, the cost-containment efforts of our customers and the terms of certain contracts we are party to, when prices of raw materials, key components, other commodities and labor rise we are not always able to pass along cost increases through higher prices for our products. If we are unable to fully recover these higher costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and our ability to recover or offset these costs, our margins and profitability can decline and our business and financial statements can be adversely affected. Our profitability could also be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market 17 upturn, suppliers from time to time extend lead times, limit supplies or increase prices. Conversely, in order to secure supplies for the production of products, we sometimes enter into noncancelable purchase commitments with vendors, which can impact our ability to adjust our inventory to reflect declining market demands. Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, at times our manufacturing capacity exceeds or falls short of our production requirements. Any or all of these problems can result in the loss of customers or cost inefficiencies, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our business and financial statements. Our success depends on our ability to recruit, retain and motivate talented employees representing diverse backgrounds, experiences and skill sets. The market for highly skilled workers and leaders in our industries, particularly in the areas of science and technology, is extremely competitive and expectations from qualified talent in many areas of the labor market have evolved and escalated recently. In addition, in 2025 we faced labor availability challenges and labor cost inflation in certain areas of our business. If we are less successful in our recruiting efforts, if we cannot retain and motivate highly skilled workers and key leaders representing diverse backgrounds, experiences and skill sets, or if we experience labor disputes, our business and financial statements may be adversely affected. Our restructuring actions can have long-term adverse effects on our business and financial statements. Any restructuring activities we may engage in from time to time and our regular ongoing cost reduction activities could diminish our resources and competitiveness, and delays or failures in implementing planned restructuring activities may diminish the expected operational or financial benefits from such actions. Any of the circumstances described above could adversely impact our business and financial statements. Intellectual Property Risks If we are unable to adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights. These risks are particularly pronounced in countries in which we do business that do not have levels of protection of intellectual property comparable to the United States. We own numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, are not always sufficiently broad and do not always provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property do not always prevent it from being challenged, invalidated, circumvented, designed-around or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement is not available to us because an infringer has a dominant intellectual property position or for other business reasons. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage and adequately protect our intellectual property, our failure to detect or prevent circumvention or unauthorized use of such property, and the cost of enforcing our intellectual property rights each can adversely impact our business and financial statements. Third parties from time to time claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services. From time to time, we receive notices from third parties alleging intellectual property infringement or misappropriation of third parties’ intellectual property and cannot be certain that the conduct of our business does not and will not infringe or misappropriate the intellectual property rights of others. Disputes or litigations regarding intellectual property can be costly and time-consuming to defend due to the complexity of many of our technologies and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in 18 asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, we could lose our rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights, be required to license technology or other intellectual property rights from others, be required to cease marketing, manufacturing or using certain products or be required to redesign, re-engineer or re-brand our products at substantial cost, any of which could adversely impact our business and financial statements. Third-party intellectual property rights may also make it more difficult or expensive for us to meet market demand for particular product or design innovations. When we are required to seek licenses under patents or other intellectual property rights of others, we are not always able to acquire these licenses on acceptable terms, if at all. Even if we successfully defend against claims of infringement or misappropriation, we may incur significant costs and diversion of management attention and resources, which could adversely affect our business and financial statements. Financial and Tax Risks We have incurred a significant amount of debt, and our debt may continue to increase. Our existing and future indebtedness may limit our operations and our use of our cash flow and negatively impact our credit ratings; and any failure to comply with the covenants that apply to our indebtedness could adversely affect our business and financial statements. As of December 31, 2025, we had approximately $2.7 billion in outstanding indebtedness. In addition, we have the ability to incur approximately $1.5 billion of additional indebtedness under a revolving credit agreement, and in the future we may incur additional indebtedness. Our debt level and related debt service obligations can have negative consequences, including (1) requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our debt, which reduces the funds we have available for other purposes such as acquisitions and other investments; (2) reducing our flexibility in planning for or reacting to changes in our business and market conditions; and (3) exposing us to interest rate risk on any variable rate debt we may issue. If our credit ratings are downgraded or put on watch for a potential downgrade, we may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings were maintained. Our credit facilities and long-term debt obligations also impose certain restrictions on us, including certain restrictions on our ability to incur liens on our assets, and a requirement under our credit facilities to maintain a consolidated net leverage ratio (the ratio of consolidated net indebtedness to consolidated EBITDA) of 3.75 to 1.0 or less. The maximum consolidated net leverage ratio will be increased to 4.25 to 1.00 for the four consecutive full fiscal quarters immediately following the consummation of any material acquisition (as defined by the credit facilities) by us. If we breach any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross- default provisions) could be declared immediately due and payable, which would adversely affect our business and financial statements (including our liquidity). If we add new debt in the future, the risks described above would increase. We may be required to recognize impairment charges for our goodwill and other intangible assets. As of December 31, 2025, the net carrying value of our goodwill and other intangible assets totaled approximately $3.4 billion. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates can impair our goodwill and other intangible assets. In the past, we have recognized impairment charges relating to certain non- goodwill intangible assets, and in the future, we could recognize charges related to the impairment of goodwill or other intangible assets. Any such impairment charges adversely affect our financial statements in the periods recognized. Foreign currency exchange rates can adversely affect our financial statements. Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar, which have in the past and may in the future adversely affect our financial statements. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which can adversely affect sales or require us to lower our prices. A decline in the strength of the U.S. dollar adversely affects the cost of materials, products and services we purchase overseas. Sales and earnings of our non-U.S. businesses are also translated into U.S. dollars for 19 reporting purposes and the strengthening of the U.S. dollar generally results in unfavorable translation effects. In addition, certain of our businesses invoice customers in a currency other than the business’ functional currency, and movements in the invoiced currency relative to the functional currency can also result in unfavorable translation effects. The Company also faces exchange rate risk from its investments in subsidiaries owned and operated in foreign countries. Changes in our tax rates or exposure to additional income tax liabilities or assessments can affect our profitability. In addition, audits by tax authorities can result in additional tax payments for prior periods. We are subject to income taxes in the U.S. and in numerous non-U.S. jurisdictions. Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to the U.S. Tax Cuts and Jobs Act (“TCJA”) or the One Big Beautiful Bill Act (“OBBBA”)), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of our intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of effective tax rate and income tax assets and liabilities can be incorrect and our financial statements could be adversely affected. The impact of the factors referenced in the preceding sentence may be substantially different from period-to-period. In addition, the amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities, such as the audits described in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and the Company’s Consolidated and Combined Financial Statements. If audits result in payments or assessments different from our reserves, our results can be adversely affected. Any further changes to the tax system in the United States or in other jurisdictions could also adversely affect our financial statements. Changes in tax law relating to multinational corporations could adversely affect our tax position. Legislative bodies and government agencies in the U.S. and other countries as well as the Organisation for Economic Co-operation and Development (“OECD”) have focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” for which the OECD has released several components of its comprehensive plan that have been adopted and expanded by many taxing authorities to address perceived tax abuse and inconsistencies between tax jurisdictions. As a result, the tax laws in the U.S. and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely affect our business and financial statements. Legal, Regulatory, Compliance and Reputational Risks Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our business and financial statements. In addition to the environmental, health, safety, anticorruption, data privacy and other regulations noted elsewhere in this Annual Report, our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self- regulatory entities at the supranational, federal, state, local and other jurisdictional levels, including for example the following: • We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and between our subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory. In addition, we sell and provide products and technology to third parties, such as agents, representatives and distributors, who may export such items to end-users. If we or any of these third parties do not comply with applicable export or import laws we may incur liability. In addition, from time to time, certain of our subsidiaries have limited business dealings in countries subject to comprehensive sanctions. These business dealings represent an insignificant amount of our consolidated revenues and income but expose us to a heightened risk of violating applicable sanctions regulations. We have established policies and procedures designed to ensure compliance with such laws and regulations but there can be no assurance that the policies and procedures have prevented and will prevent violations of these regulations, and any such violation can adversely affect our business and financial statements. 20

• We also have agreements to sell products and services to government entities (as well as agreements relating to government financing, as discussed above) and are subject to various statutes and regulations that apply to companies doing business with government entities (less than 2% of our 2025 sales were made to the U.S. federal government). The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing and other terms and conditions that are not applicable to private contracts. Our agreements with government entities are in some cases subject to termination, reduction or modification at the convenience of the government or in the event of changes in government requirements, reductions in federal spending and other factors, and we may underestimate our costs of performing under the contract. In certain cases, a governmental entity may require us to pay back amounts it has paid to us. Government contracts that have been awarded to us following a bid process can become the subject of a bid protest by a losing bidder, which could result in loss of the contract. We are also subject to investigation and audit for compliance with the requirements governing government contracts. These are not the only regulations that our businesses must comply with. The regulations we are subject to have tended to become more stringent over time and can be inconsistent across jurisdictions. We, our representatives and the industries in which we operate are at times under review and/or investigation by regulatory authorities. Failure to comply (or any alleged or perceived failure to comply) with the regulations referenced above or any other regulations can result in import detentions, fines, damages, civil and administrative penalties, injunctions, consent decrees, suspensions or losses of regulatory approvals, operating restrictions, refusal of the government to approve product export applications or allow us to enter into supply contracts, disbarment from selling to certain governmental agencies, integrity oversight and reporting obligations to resolve allegations of non-compliance, disruption of our business, limitation on our ability to manufacture, import, export and sell products and services, loss of customers, significant legal and investigatory fees, disgorgement, individual imprisonment, reputational harm, contractual damages, diminished profits, curtailment or restricting of business operations, criminal prosecution and other monetary and non-monetary penalties. Compliance with these and other regulations can also affect our returns on investment, require us to incur significant expenses or modify our business model or impair our flexibility in modifying product, marketing, pricing or other strategies for growing our business. Our products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules can result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our business and financial statements. For additional information regarding these risks, refer to “Item 1. Business — Regulatory Matters.” We are subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of our business that can adversely affect our business and financial statements. We are subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of our business (or related to the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage, securities matters, fiduciary duties and acquisition or divestiture-related matters, as well as regulatory subpoenas, requests for information, investigations and enforcement. We also from time to time become subject to lawsuits as a result of acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in lawsuits include claims for compensatory damages, punitive and consequential damages (and in some cases, treble damages) and/or injunctive relief. The defense of these lawsuits can divert our management’s attention, can result in significant expenses in defending these lawsuits, and we can be required to pay damage awards or settlements or become subject to equitable remedies that adversely affect our business and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. Because most contingencies are resolved over long periods of time, new developments (including litigation developments, the discovery of new facts, changes in legislation and outcomes of similar cases), changes in assumptions or changes in the Company’s strategy in any given period can require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments can adversely affect our business and financial statements in any particular period. There can be no assurance that our liabilities in connection with current and future litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business. However, based on our experience, information and applicable law as of the date of this Annual Report, we do not believe that it is reasonably possible that any amounts we may be required to pay in connection with litigation and other legal 21 and regulatory proceedings in excess of our reserves as of December 31, 2025 will have a material effect on our business or financial statements. From time to time, we become aware through our internal audits and other internal control procedures, employees or other parties of possible compliance matters, such as complaints or concerns relating to accounting, internal controls, financial reporting, auditing or ethical matters or relating to compliance with laws. When we become aware of such possible compliance matters, we investigate internally and take what we believe to be appropriate corrective action. Internal investigations can lead to the assertion of claims or the commencement of legal or regulatory proceedings against us and adversely affect our business and financial statements. Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business and financial statements. Our operations, products and services are subject to numerous U.S. federal, state, local and non-U.S. environmental, health and safety laws and regulations concerning, among other things, the health and safety of our employees, the generation, storage, use and transportation of hazardous materials, emissions or discharges of substances into the environment, investigation and remediation of hazardous substances or materials at various sites, chemical constituents in products and end-of-life disposal and take-back programs for products sold. There can be no assurance that our environmental, health and safety compliance program (or the compliance programs of businesses we acquire) have been or will at all times be effective. Failure to comply with any of these laws can result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, there can be no assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates or adversely affect our business or financial statements. In addition, we from time to time incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We are also from time to time party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of or exposure to hazardous substances. We can also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. There can be no assurance that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our reputation and financial statements or that we will not be subject to additional claims for personal injury or remediation in the future based on our past, present or future business activities. However, based on the information we have as of the date of this Annual Report we do not believe that it is reasonably possible that any amounts we may be required to pay in connection with environmental matters in excess of our reserves as of December 31, 2025, will have a material effect on our business or financial statements. Certain provisions in Veralto’s certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of Veralto, which could decrease the trading price of Veralto’s common stock. Veralto’s certificate of incorporation and bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others: • the inability of Veralto’s stockholders to call a special meeting; • the inability of Veralto’s stockholders to act by written consent; • rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; • the right of the Board to issue preferred stock without stockholder approval; • the division of the Board into three classes of directors, which could have the effect of making the replacement of incumbent directors more time consuming and difficult; • the ability of Veralto’s directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board; and • the requirement that the affirmative vote of stockholders holding at least 66-2/3% of Veralto’s voting stock is required to amend Veralto’s bylaws and certain provisions in Veralto’s certificate of incorporation. 22

In addition, because Veralto has not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”) shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Danaher and its affiliates have been approved as an interested stockholder of ours and therefore are not subject to Section 203. Veralto believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make Veralto immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of Veralto and Veralto’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. The forum selection provisions under Veralto’s certificate of incorporation could discourage lawsuits against Veralto and Veralto’s directors, officers, employees and stockholders. Veralto’s certificate of incorporation provides that, unless Veralto consents otherwise, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Veralto, any action asserting a claim of breach of a fiduciary duty owed by any of Veralto’s directors, officers, employees or stockholders to Veralto or Veralto’s stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or Veralto’s certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine. We recognize that this forum selection clause may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Veralto’s amended restated certificate of incorporation further provides that, unless Veralto consents otherwise, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY Risk Management and Strategy The Company takes a risk-based approach to cybersecurity and has implemented cybersecurity policies throughout its operations that are designed to address cybersecurity threats and incidents. The Company’s cybersecurity program and policies articulate the expectations and requirements with respect to acceptable use, risk management, data privacy, education and awareness, security incident management and reporting, identity and access management, vendor due diligence, security (with respect to physical assets, products, networks, and systems), security monitoring and vulnerability identification. The cybersecurity program and policies are operated by a dedicated cybersecurity operations team. The program and policies are aligned with the Company’s enterprise risk management program. The Company’s cyber risk management program identifies, tracks, escalates, remediates, and reports risks at the corporate level and across each operating company. These risk areas include internal, product, vendor, supply chain, and external services leveraged across the Company. These risks are assessed, prioritized, and both 23 tactically and strategically addressed via process, technology, and personnel improvements to help ensure ongoing mitigation and tracking. The Company’s cybersecurity strategy is guided by prioritized risk, identified areas for improvement based on the National Institute for Standards and Technology (NIST) Cybersecurity Framework, and emerging business needs. This strategy is shared with the executive leadership at least annually. The Company maintains a global incident response plan, coupled with a global continuous monitoring program. This plan and program include incident alerting, comprehensive incident criticality assessments, and escalation processes to support teams, senior leadership, and the Board. This escalation process also includes cross-functional materiality determinations and applicable reporting requirements. The Company’s cybersecurity operations team manages all facets of the security monitoring and global incident program, coordinating with a sourced managed services security provider and internal analysts across our operating companies. Applicable company employees are provided cybersecurity awareness training, which includes topics on the Company’s policies and procedures for reporting potential incidents. The Company’s cybersecurity team is continuously evaluating emerging risks, regulations, and compliance matters and updating the policies and procedures accordingly. Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. The Company does not believe that cybersecurity threats resulting from any previous cybersecurity incidents of which it is aware are reasonably likely to materially affect the Company. Refer to the risk factor captioned “Significant disruptions in, or breaches in security of, our information technology systems or data or violation of data privacy laws can adversely affect our business and financial statements” in Part I, “Item 1A. Risk Factors” for additional description of cybersecurity risks and potential related impacts on the Company. Governance The Board oversees the Company’s risk management process, including cybersecurity risks, directly and through its committees. Pursuant to the Audit Committee Charter, the Audit Committee of the Board provides compliance oversight to the Company’s risk assessment and risk management policies, which includes cybersecurity, and the steps management has taken to monitor and mitigate such exposures and risks. The Company’s Chief Information Security Officer (CISO), in coordination with Chief Information Officer, is responsible for leading the assessment and management of cybersecurity risks and receives reports regarding the prevention, detection, mitigation and remediation of cybersecurity incidents from the Company’s cybersecurity operations team. The current CISO has over 25 years of experience in information security and is a Certified Information Systems Security Professional (CISSP). The CISO reports to the Board, the Audit Committee and management on cybersecurity risk assessment, policies, incident prevention, detection, mitigation, and remediation of cybersecurity incidents on a quarterly or as needed basis. ITEM 2. PROPERTIES As of December 31, 2025, the Company had facilities in approximately 50 countries, including approximately 60 principal administrative, sales, research and development, manufacturing and distribution facilities. 21 of these facilities are located in the United States in 12 states and 39 are located outside the United States, primarily in Europe and to a lesser extent in Latin America, Asia and Canada. Refer to the Consolidated and Combined Financial Statements included in this Annual Report for additional information with respect to the Company’s lease commitments. ITEM 3. LEGAL PROCEEDINGS For information regarding legal proceedings, refer to the section titled “Legal Proceedings” in MD&A. Consistent with SEC Regulation S-K Item 103, we have elected to disclose those environmental proceedings (if any) with a governmental entity as a party where the Company reasonably believes such proceeding would result in monetary sanctions, exclusive of interest and costs, of $1 million or more. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 24

PART II ITEM 5. MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Our common stock is traded on the New York Stock Exchange under the symbol VLTO. As of February 13, 2026, there were 1,291 holders of record of Veralto’s common stock. In the fourth quarter of 2025, we increased the quarterly dividend of $0.11 per share to $0.13 per share on our common stock. Any future declaration and payments of dividends, including any change in the amount of quarterly dividend, on our common stock will be determined by our Board of Directors and will depend on our business conditions, financial results and other factors our Board deems relevant. Issuer Purchase of Equity Securities On November 25, 2025, the Company announced that its Board of Directors approved a share repurchase program (the “Repurchase Program”) authorizing the repurchase of up to $750 million of the Company’s common stock from time to time on the open market (including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended), in privately negotiated transactions or by other methods, at the Company’s discretion. The program does not obligate the Company to acquire any particular amount of its common stock, has no expiration date, and will continue until otherwise suspended or terminated at any time for any reason. The timing and amount of any share repurchases under the program will be determined by members of the Company’s management based on its evaluation of market, business conditions, and other factors. During the quarter ended December 31, 2025, the Company did not make any share repurchases. Recent Issuances of Unregistered Securities None. ITEM 6. [RESERVED] Table of Contents 25

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide material information relevant to an assessment of the Company’s financial condition and results of operations, including an evaluation of the amounts and certainty of cash flows from operations and from outside sources. This MD&A is designed to focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management’s assessment to have a material impact on future operations. This MD&A is designed to provide a reader of the accompanying financial statements with a narrative from the perspective of management. This MD&A is divided into seven sections: • Basis of Presentation • Overview • Results of Operations • Financial Instruments and Risk Management • Liquidity and Capital Resources • Critical Accounting Estimates • New Accounting Standards • Separation from Danaher This MD&A should be read together with Part I, “Item 1A. Risk Factors” and the accompanying Consolidated and Combined Financial Statements and Notes to Consolidated and Combined Financial Statements (“Notes”) included in Item 8. of this Annual Report on Form 10-K. This MD&A generally discusses 2025 and 2024 items and year-over- year comparisons between 2025 and 2024. Discussions of 2023 items and year-over-year comparisons between 2024 and 2023 are not included, and can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in Part II, Item 7 of the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2024 with the Securities and Exchange Commission on February 25, 2025. This MD&A includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in these forward-looking statements, see “Information Relating to Forward-Looking Statements.” BASIS OF PRESENTATION The Company completed the Separation from Danaher Corporation (“Danaher” or “Former Parent”) on September 30, 2023, the first day of its fiscal fourth quarter of 2023 (the “Separation”). Before that date, Veralto’s businesses were comprised of certain Danaher operating units. The Separation was completed in the form of a pro rata distribution to Danaher stockholders of record on September 13, 2023 of all of the issued and outstanding shares of Veralto common stock held by Danaher. Because September 30, 2023 was a Saturday, not a business day, the shares were credited to “street name” stockholders through the Depository Trust Company on the first trading day thereafter, October 2, 2023. Veralto’s common stock began “regular way” trading on the New York Stock Exchange under the ticker symbol “VLTO” on October 2, 2023. OVERVIEW General Refer to “Item 1. Business” for a discussion of Veralto’s strategic objectives and methodologies for delivering long- term shareholder value. Veralto is a multinational business with global operations. During 2025, approximately 56% of Veralto’s sales were derived from customers outside the United States. As a diversified, global business, Veralto’s operations are affected by worldwide, regional and industry-specific economic and political factors. Veralto’s geographic and industry diversity, as well as the range of its products and services, help limit the impact of any one industry or the economy of any single country on its consolidated operating results. The Company’s Table of Contents 26 individual businesses monitor key competitors and customers, including to the extent possible their sales, to gauge relative performance and the outlook for the future. As a result of the Company’s geographic and industry diversity, the Company faces a variety of opportunities and challenges, including rapid technological development in most of the Company’s served markets, the expansion and evolution of high-growth markets, trends and costs associated with a global labor force, consolidation of the Company’s competitors and increasing regulation. The Company operates in a highly competitive business environment in most markets, and the Company’s long-term growth and profitability will depend in particular on its ability to identify, consummate and integrate appropriate acquisitions and identify and consummate appropriate investments and strategic partnerships, develop innovative and differentiated new products and services with higher gross profit margins, expand and improve the effectiveness of the Company’s sales force, continue to reduce costs and improve operating efficiency and quality, effectively address the demands of an increasingly regulated global environment and expand its business in high-growth geographies and high-growth market segments. The Company is making significant investments, organically and through acquisitions and investments, to address the rapid pace of technological change in its served markets and to globalize its manufacturing, research and development and customer-facing resources to be responsive to the Company’s customers throughout the world and improve the efficiency of the Company’s operations. The Company defines high-growth markets as developing markets of the world which include Asia (with the exception of Japan, Australia and New Zealand), Latin America (including Mexico), the Middle East, Eastern Europe and Africa. The Company defines developed markets as all markets of the world that are not high-growth markets. Business Performance The Company’s overall revenues for the year ended December 31, 2025 increased 6.0% as compared to 2024. Core sales for the year ended December 31, 2025 increased 4.7% as compared to 2024. Currency exchange rates and acquisitions, net of divestitures increased reported sales by 1.2% and 0.1%, respectively. For the definition of “core sales,” refer to “—Results of Operations” below. Geographically, the Company’s sales during 2025 in developed markets increased year-over-year by 6.4% driven by increased sales of 5.9% in North America and 8.0% in Western Europe. Sales in high-growth markets increased 4.8%. The Company’s core sales during 2025 in developed markets increased 4.8% year-over-year driven by a 5.3% increase in North America and a 3.8% increase in Western Europe. Core sales in high-growth markets increased 5.1% driven by mid-single digit increases in Latin America and low-single digit increases in China. Net earnings for the year ended December 31, 2025 totaled approximately $940 million, or $3.76 per diluted common share, compared to approximately $833 million, or $3.34 per diluted common share, for the year ended December 31, 2024. The increase in net earnings in 2025 as compared to 2024 was driven by increased sales, resulting from positive pricing actions and higher volumes, partially offset by higher cost of sales. Refer to “— Results of Operations” for further discussion of the year-over-year changes in net earnings for the year ended December 31, 2025. Outlook The Company anticipates 2026 results will be driven by the following expectations in each of the Company’s reportable segments: • Water Quality: we continue to expect global growth led by positive secular growth drivers across municipal and industrial markets globally, and disciplined commercial execution. Segment performance is expected to benefit from municipal demand driven by recurring revenue from large installed base, while industrial demand is driven by regional end-market dynamics. • Product Quality & Innovation: we expect continued global growth driven by steady demand in the consumer packaged goods market globally. Segment performance is expected to benefit from large installed base and new product offerings that help our customers convey the quality and safety of their products and build trust with consumers. The potential effects of tariffs and prospective changes in trade policies remain uncertain. The Company’s objective is to implement appropriate countermeasures designed to mitigate the impact of these items, and other forms of macroeconomic volatility. Regardless of market conditions, the Company leverages the Veralto Enterprise System (“VES”) to support its customers, promote growth and drive continuous improvement. Table of Contents 27

The Company’s outlook for 2026 reflects our current visibility and expectations based on current market factors. Our ability to meet our expectations are subject to numerous risks, including, but not limited to, those described in “Item 1A. Risk Factors” within this Annual Report. Acquisitions On January 22, 2026, the Company completed the acquisition of In-Situ, Inc. (“In-Situ”), for a cash purchase price of approximately $427 million, net of cash acquired. The Company believes this business will complement the Water Quality segment. In-Situ is a global leader in environmental water measurement and monitoring solutions with a leading portfolio of water quality sondes, water quality sensors and data management solutions that help customers monitor and measure the quality or quantity of surface and groundwater. RESULTS OF OPERATIONS Non-GAAP Measures In this report, references to the non-GAAP measure of core sales refer to sales calculated according to GAAP but excluding: • sales from acquired or divested businesses (as defined below, as applicable); and • the impact of currency translation. References to sales or operating profit attributable to acquisitions or acquired businesses refer to sales or operating profit, as applicable, from acquired businesses recorded prior to the first anniversary of the acquisition less any sales and operating profit, during the applicable period, attributable to divested product lines not considered discontinued operations. The portion of revenue attributable to currency translation is calculated as the difference between: • the period-to-period change in revenue (excluding sales from acquired/divested businesses (as defined above, as applicable)); and • the period-to-period change in revenue (excluding sales from acquired/divested businesses (as defined above, as applicable)) after applying current period foreign exchange rates to the prior year period. Core sales growth should be considered in addition to, and not as a replacement for or superior to, sales growth, and may not be comparable to similarly titled measures reported by other companies. Management believes that reporting these non-GAAP financial measures provides useful information to investors by helping identify underlying growth trends in the Company’s business and facilitating comparisons of the Company’s revenue performance with its performance in prior and future periods and to the Company’s peers. Management also uses these non-GAAP financial measures to measure the Company’s operating and financial performance and uses core sales growth as one of the performance measures in the Company’s executive short-term cash incentive program. The Company excludes the effect of currency translation from these measures because currency translation is not under management’s control, is subject to volatility, and can obscure underlying business trends. In addition, the Company excludes the effect of acquisitions and divestiture-related items because the nature, size, timing and number of acquisitions and divestitures can vary dramatically from period-to-period and between the Company and its peers, and can also obscure underlying business trends making comparisons of long-term performance difficult. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information calculated in accordance with GAAP. Investors are encouraged to review the reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure. Throughout this discussion, references to sales growth or decline refer to the impact of both price and unit sales and references to productivity improvements generally refer to improved cost efficiencies resulting from the ongoing application of VES. Table of Contents 28

Sales Growth and Core Sales Growth 2025 vs. 2024 2024 vs. 2023 Total sales growth GAAP 6.0% 3.4 % Impact of: Acquisitions/divestitures (0.1) % — % Currency exchange rates (1.2) % 0.3 % Core sales growth (non-GAAP) 4.7% 3.7% 2025 Sales Compared to 2024 Total sales increased 6.0% on a year-over-year basis during 2025 as compared to 2024 primarily as a result of a 4.7% increase in core sales resulting from the factors discussed below by segment. Currency exchange rates and acquisitions, net of divestitures increased reported sales by 1.2% and 0.1%, respectively, during 2025 as compared to 2024. Price increases contributed 1.9% to sales growth on a year-over-year basis during 2025 as compared to 2024 and are reflected as a component of core sales growth above. Business Segments Sales by business segment for the years ended December 31 are as follows: ($ in millions) 2025 2024 2023 Water Quality $ 3,321 $ 3,138 $ 3,039 Product Quality & Innovation 2,182 2,055 1,982 Total $ 5,503 $ 5,193 $ 5,021 Sales and operating profit at the business segment level are discussed in detail below. For information regarding the Company’s sales by geographical region, refer to Note 4 to the accompanying Consolidated and Combined Financial Statements. Cost of Sales and Gross Profit Year Ended December 31 ($ in millions) 2025 2024 2023 Sales $ 5,503 $ 5,193 $ 5,021 Cost of sales (2,204) (2,088) (2,120) Gross profit $ 3,299 $ 3,105 $ 2,901 Gross profit margin 59.9% 59.8% 57.8 % Cost of sales increased $116 million, or 5.6%, on a year-over-year basis during 2025 as compared to 2024 driven primarily by higher year-over-year sales volumes and incremental materials and labor costs, partially offset by improved productivity. Gross profit margins increased 10 basis points on a year-over-year basis during 2025 as compared to 2024, driven by positive pricing actions and higher volume as discussed below and to a lesser extent the net positive impact from the gross profit margin of recent acquisitions. The gross profit margin increase was partially offset by incremental year-over-year materials and labor costs, and the impact of product mix. Table of Contents 29

Table of Contents

Operating Expenses

	Year Ended December 31		
($ in millions)	2025	2024	2023
Sales	$ 5,503	$ 5,193	$ 5,021
Selling, general and administrative ("SG&A") expenses	(1,756)	(1,644)	(1,536)
Research and development ("R&D") expenses	(266)	(253)	(225)
SG&A as a % of sales	31.9 %	31.7 %	30.6 %
R&D as a % of sales	4.8 %	4.9 %	4.5 %

SG&A expenses as a percentage of sales increased 20 basis points on a year-over-year basis during 2025 as compared to 2024 primarily due to incremental labor costs and sales and marketing growth initiatives.

R&D expenses as a percentage of sales slightly declined by 10 basis points on a year-over-year basis during 2025 as compared to 2024.

Operating Profit Performance

Operating profit margins were 23.2% for the year ended December 31, 2025 as compared to 23.3% in 2024. The following factors impacted year-over-year operating profit margin comparisons.

2025 vs. 2024 operating profit margin comparisons were unfavorably impacted by:

- Costs incurred during 2025 related to certain strategic initiatives - 20 basis points
- Reduction of the tax indemnification related to the Separation from Danaher - 20 basis points
- The net dilutive impact during 2025 of acquisitions and dispositions - 10 basis points.

2025 vs. 2024 operating profit margin comparisons were favorably impacted by:

- Transaction costs incurred during 2024 related to the acquisition of TraceGains - 10 basis points
- Higher 2025 core sales, partially offset by incremental labor costs, sales and marketing growth initiatives, and the impact of product mix - 30 basis points

WATER QUALITY

The Company's Water Quality segment provides proprietary precision instrumentation, consumables, software, services and advanced water treatment technologies to help measure, analyze and treat the world's water in municipal, industrial, commercial, residential, research and natural resource applications.

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Water Quality Selected Financial Data Year Ended December 31 ($ in millions) 2025 2024 2023 Sales $ 3,321 $ 3,138 $ 3,039 Operating profit 844 768 730 Depreciation 26 25 24 Amortization of intangible assets 10 16 21 Operating profit as a % of sales 25.4% 24.5% 24.0 % Depreciation as a % of sales 0.8% 0.8% 0.8 % Amortization as a % of sales 0.3% 0.5% 0.7 % Sales Growth and Core Sales Growth 2025 vs. 2024 2024 vs. 2023 Total sales growth GAAP 5.9% 3.2 % Impact of: Acquisitions/divestitures (0.2) % 0.3 % Currency exchange rates (1.0) % 0.4 % Core sales growth (non-GAAP) 4.7% 3.9% 2025 Sales Compared to 2024 Total Water Quality segment sales increased 5.9% on a year-over-year basis during 2025 as compared to 2024 primarily as a result of core sales growth driven by the factors discussed below. Currency exchange rates and the impact of acquisitions, net of divestitures increased reported sales by 1.0% and 0.2%, respectively, during 2025 as compared to 2024. Geographically, the increase in reported sales was driven by an increase of 9.5% in Western Europe, 5.5% in high-growth markets, and 5.0% in North America. Price increases in the segment contributed 1.5% to sales growth on a year-over-year basis during 2025 as compared to 2024 and are reflected as a component of the change in core sales growth. Core sales in the Water Quality segment increased 4.7% on a year-over-year basis during 2025 as compared to 2024. Geographically, core sales growth was driven by increases of 5.2% in North America, 4.8% in high-growth markets, and 4.0% in Western Europe. Core sales growth in high-growth markets was driven by mid-single digit core sales increases in Latin America, partially offset by low-single digit core sales declines in China. The increase in core sales was driven primarily by the ultraviolet water disinfection and filtration business and the chemical treatment solutions business, and to a lesser extent the analytical instrumentation business. Core sales in the ultraviolet water disinfection and filtration business increased 6.0% in 2025, driven primarily by the municipal end-market. Year-over-year core sales in the chemical treatment solutions business increased 5.3% as a result of higher core sales across most major end-markets. Core sales in the analytical instrumentation business increased 4.0% as a result of increased core sales across North America and Western Europe. Operating Profit Performance Operating profit margins were 25.4% for the year ended December 31, 2025 as compared to 24.5% in 2024. The following factors impacted year-over-year operating profit margin comparisons: 2025 vs. 2024 operating profit margin comparisons were favorably impacted by: • Higher 2025 core sales driven by positive pricing actions and materials cost saving initiatives, partially offset by incremental labor and raw materials costs and the impact of product mix - 100 basis points 2025 vs. 2024 operating profit margin comparisons were unfavorably impacted by: • Costs incurred during 2025 related to certain strategic initiatives - 10 basis points Table of Contents 31

PRODUCT QUALITY & INNOVATION The Company’s Product Quality & Innovation segment provides equipment, consumables, software and services for various marking and coding, traceability, printing, packaging design and quality management, packaging converting and color and appearance management applications for consumer-packaged goods and industrial products. Product Quality & Innovation Selected Financial Data Year Ended December 31 ($ in millions) 2025 2024 2023 Sales $ 2,182 $ 2,055 $ 1,982 Operating profit 549 529 472 Depreciation 15 14 15 Amortization of intangible assets 26 22 27 Operating profit as a % of sales 25.2% 25.7% 23.8 % Depreciation as a % of sales 0.7% 0.7% 0.8 % Amortization as a % of sales 1.2% 1.1% 1.4 % Sales Growth and Core Sales Growth 2025 vs. 2024 2024 vs. 2023 Total sales growth GAAP 6.2% 3.7 % Impact of: Acquisitions/divestitures 0.1% (0.4) % Currency exchange rates (1.5) % — % Core sales growth (non-GAAP) 4.8% 3.3% 2025 Sales Compared to 2024 Total Product Quality & Innovation segment sales increased 6.2% on a year-over-year basis during 2025 as compared to 2024 primarily as a result of core sales growth driven by the factors discussed below. Currency exchange rates increased reported sales by 1.5% during 2025 as compared to 2024. The impact of acquisitions, net of divestitures decreased reported sales by 0.1% during 2025 as compared to 2024. Geographically, reported sales increased by 8.0% in North America, 6.6% in Western Europe, and 4.0% in high-growth markets. Price increases in the segment contributed 2.6% to sales growth on a year-over-year basis during 2025 as compared to 2024 and are reflected as a component of the change in core sales growth. Core sales in the Product Quality & Innovation segment increased 4.8% on a year-over-year basis during 2025 as compared to 2024. Geographically, core sales growth was driven by increases of 5.8% in North America, 5.4% in high-growth markets, and 3.6% in Western Europe. Core sales growth in high-growth markets was driven by mid- single digit core sales increases in Latin America and mid-single digit core sales increases in China. From a product line perspective, core sales in the marking and coding business increased 5.2% on a year-over-year basis during 2025 as compared to 2024 driven by increased demand for consumables and new equipment in the industrial and consumer packaged goods end-markets. Core sales in the packaging and color solutions business increased 3.8% on a year-over-year basis during 2025 as compared to 2024 driven by increased demand across the consumer-packaged goods and industrial end-markets. Operating Profit Performance Operating profit margins were 25.2% for the year ended December 31, 2025 as compared to 25.7% in 2024. The following factors impacted year-over-year operating profit margin comparisons. 2025 vs. 2024 operating profit margin comparisons were unfavorably impacted by: • The net dilutive impact during 2025 of acquisitions and dispositions - 20 basis points • Incremental labor and materials costs and sales and marketing growth initiatives, partially offset by higher 2025 core sales - 50 basis points Table of Contents 32

2025 vs. 2024 operating profit margin comparisons were favorably impacted by: • Transaction costs incurred during 2024 related to the acquisition of TraceGains - 20 basis points OTHER INCOME (EXPENSE), NET For a description of the Company’s other income (expense), net during the years ended December 31, 2025 and 2024, refer to Note 7 to the accompanying Consolidated and Combined Financial Statements. INTEREST COSTS AND FINANCING For a discussion of the Company’s outstanding indebtedness, refer to Note 12 to the accompanying Consolidated and Combined Financial Statements. Net interest expense was $96 million during 2025 as compared to $113 million in 2024, arising from the Company’s outstanding indebtedness, which was incurred in September 2023, partially offset by interest income from higher average cash balances in 2025 compared to 2024. INCOME TAXES General Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in the Company’s Consolidated and Combined Financial Statements. The Company records the tax effect of discrete items and items that are reported net of their tax effects in the period in which they occur. The Company’s effective tax rate can be impacted by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, accruals related to contingent tax liabilities and period-to-period changes in such accruals, the results of audits and examinations of previously filed tax returns (as discussed below), the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, and changes in tax laws and regulations, and legislative policy changes. For a description of the tax treatment of earnings that are planned to be reinvested indefinitely outside the United States, refer to “Liquidity and Capital Resources” below. The following table summarizes the Company’s effective tax rate: Year Ended December 31 2025 2024 2023 Effective tax rate 19.9% 23.3% 23.4 % The Company’s effective tax rate for 2025 differs from the U.S. federal statutory rate of 21.0% due principally to the Company’s earnings outside the United States that are taxed at rates different than the U.S. federal statutory rate, and state taxes, partially offset by a net discrete tax benefit of $21 million. The net discrete tax benefit related primarily to the reduction of the tax indemnification related to the Separation, excess tax benefits from stock-based compensation and a release of a valuation allowance on deferred tax assets. The Company’s effective tax rate for 2024 differs from the U.S. federal statutory rate of 21.0% due principally to the Company’s earnings outside the United States that are taxed at rates different than the U.S. federal statutory rate, and state taxes, partially offset by a net discrete tax provision of $6 million. The net discrete tax provision related primarily to changes in estimates associated with prior period uncertain tax positions and audit settlements offset by excess tax benefits from stock-based compensation. The Company’s effective tax rate for 2023 differs from the U.S. federal statutory rate of 21.0% due principally to the Company’s earnings outside the United States that are taxed at rates different than the U.S. federal statutory rate, and state taxes, partially offset by net discrete tax benefits of $12 million. The net discrete tax benefits related primarily to excess tax benefits from stock-based compensation On July 4, 2025, an act to provide for reconciliation to title II of H. Con. Res. 14 (known commonly as the One Big Beautiful Bill Act (“OBBBA”)) was enacted into law. The OBBBA includes eliminating the requirement to capitalize U.S. R&D, permanent extension of certain provisions of the Tax Cuts & Jobs Act of 2017 and other corporate tax impacts. The Company has considered the impact on the Consolidated and Combined Financial Statements and concluded it is immaterial. Table of Contents 33

The Company conducts business globally, and the Former Parent filed numerous consolidated and separate income tax returns in the U.S. federal and state and non-U.S. jurisdictions. The non-U.S. countries in which the Company has a significant presence include Belgium, Brazil, Canada, China, Germany, the Netherlands and the United Kingdom. Excluding these non-U.S. jurisdictions, the Company believes that a change in the statutory tax rate of any individual non-U.S. country would not have a material effect on the Company’s Consolidated and Combined Financial Statements given the geographic dispersion of the Company’s income. The Company is routinely examined by various domestic and international taxing authorities. In connection with the Separation, the Company entered into certain agreements with Danaher, including a tax matters agreement. The tax matters agreement distinguishes between the treatment of tax matters for “Joint” filings compared to “Separate” filings prior to the Separation. “Joint” filings involve legal entities, such as those in the United States, that include operations from both Danaher and the Company. By contrast, “Separate” filings involve certain entities (primarily outside of the United States) that exclusively include either Danaher’s or the Company’s operations, respectively. In accordance with the tax matters agreement, Danaher is liable for and has indemnified the Company against all income tax liabilities involving “Joint” filings for periods prior to the Separation. The Company remains liable for certain pre-Separation income tax liabilities including those related to the Company’s “Separate” filings. The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Management performs a comprehensive review of its global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted, as necessary. For a discussion of risks related to these and other tax matters, refer to “Item 1A. Risk Factors”. COMPREHENSIVE INCOME Comprehensive income increased by $382 million in 2025 as compared to 2024, primarily driven by gains from foreign currency translation adjustments and to a lesser extent higher net earnings, partially offset by unrealized losses on net investment hedges and pension and post-retirement plan benefit adjustments. The Company recorded a foreign currency translation gain of $220 million and an unrealized loss on net investment hedges of $60 million in 2025, compared to foreign currency translation losses of $139 million and an unrealized gain on net investment hedges of $26 million in 2024. The foreign currency translation gains during 2025 were primarily driven by the weakening of the U.S. dollar against most major foreign currencies in the period. The foreign currency translation losses in 2024 were primarily driven by the strengthening of the U.S. dollar against most major currencies in the period. Foreign currency translation adjustments reflect the gain or loss resulting from the impact of the change in currency exchange rates on the Company’s foreign operations as they are translated to the Company’s reporting currency, the U.S. dollar. The Company recorded a pension and postretirement plan benefit loss of $2 million in 2025 compared to a loss of $4 million in 2024. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT The Company is exposed to market risk from changes in interest rates, foreign currency exchange rates, and commodity prices as well as credit risk, each of which could impact its Consolidated and Combined Financial Statements. The Company generally addresses its exposure to these risks through its normal operating and financing activities. The Company may also use derivative financial instruments to manage foreign exchange risks and interest rate risks. In addition, the Company’s broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on its financial statements as a whole. Interest Rate Risk The Company manages interest cost using a mixture of fixed-rate and at times variable-rate debt. A change in interest rates on fixed-rate debt impacts the fair value of the debt but not the Company’s earnings or cash flow because the interest on such debt is fixed. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise. As of December 31, 2025, an increase of 100 basis points in interest rates would have decreased the fair value of the Company’s fixed-rate term debt by approximately $97 million. Refer to Note 13 to the accompanying Consolidated and Combined Financial Statements for discussion of the Company’s cross-currency swap derivative contracts. Table of Contents 34

Currency Exchange Rate Risk The Company faces transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than the Company’s functional currency or the functional currency of its applicable subsidiary. The Company also faces translational exchange rate risk related to the translation of financial statements of its foreign operations into U.S. dollars, the Company’s functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, the Company is exposed to movements in the exchange rates of various currencies against the U.S. dollar. In particular, the Company has more sales in European currencies than it has expenses in those currencies. Therefore, when European currencies strengthen or weaken against the U.S. dollar, operating profits are increased or decreased, respectively. The effect of a change in currency exchange rates on the Company’s net investment in non-U.S. subsidiaries is reflected in the accumulated other comprehensive income (loss) component of stockholders’ equity. Currency exchange rates positively impacted 2025 reported sales on a year-over-year basis primarily due to the weakening of the U.S. dollar against most major currencies during 2025. Strengthening of the U.S. dollar against other major currencies compared to the exchange rates in effect as of December 31, 2025 would negatively impact the Company’s sales and results of operations on an overall basis. Any further weakening of the U.S. dollar against other major currencies compared to the exchange rates in effect as of December 31, 2025 would positively impact the Company’s sales and results of operations. The Company has generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this transactional exchange risk, although the Company from time to time partially hedges its net investments in foreign operations against adverse movements in exchange rates through foreign currency denominated debt and cross-currency swaps. Both positive and negative movements in currency exchange rates against the U.S. dollar will continue to affect the reported amount of sales and net earnings in the Company’s Consolidated and Combined Financial Statements. In addition, the Company has assets and liabilities held in foreign currencies. A 10% depreciation in major currencies relative to the U.S. dollar as of December 31, 2025 would have reduced foreign currency-denominated net assets and equity by approximately $71 million. Refer to Note 13 to the accompanying Consolidated and Combined Financial Statements for information regarding the Company’s hedging of a portion of its net investment in non-U.S. operations. Commodity Price Risk For a discussion of risks relating to commodity prices, refer to “Item 1A. Risk Factors.” Credit Risk The Company is exposed to potential credit losses in the event of nonperformance by counterparties to its financial instruments. Financial instruments that potentially subject the Company to credit risk consist of cash and temporary investments, receivables from customers. The Company places cash and temporary investments with various high- quality financial institutions throughout the world and exposure is limited at any one institution. Although the Company typically does not obtain collateral or other security to secure these obligations, it does regularly monitor the third-party depository institutions that hold its cash and cash equivalents. The Company’s emphasis is primarily on safety and liquidity of principal and secondarily on maximizing yield on those funds. In addition, concentrations of credit risk arising from receivables from customers are limited due to the diversity of the Company’s customers. The Company’s businesses perform credit evaluations of their customers’ financial conditions as deemed appropriate and also obtain collateral or other security when deemed appropriate. The Company enters into derivative transactions infrequently and typically with high-quality financial institutions, so that exposure at any one institution is limited. LIQUIDITY AND CAPITAL RESOURCES Management assesses the Company’s liquidity in terms of its ability to generate cash to fund its operating, investing and financing activities. The Company continues to generate substantial cash from operating activities and believes that its operating cash flow and other sources of liquidity will be sufficient to allow it to continue to invest in existing businesses, consummate strategic acquisitions, make interest payments on its outstanding indebtedness, and manage its capital structure on a short and long-term basis. Table of Contents 35

Shelf Registration Statement On October 24, 2024, the Company filed a shelf registration statement on Form S-3 with the SEC (the “Shelf Registration Statement”) that registers an indeterminate amount of debt securities, common stock, preferred stock, depositary shares, subscription rights, purchase contracts, units and warrants that may be issued in the future in one or more offerings. Unless otherwise specified in the corresponding prospectus supplement, the Company expects to use net proceeds realized from future securities issuances off the Shelf Registration Statement for general corporate purposes, including without limitation repayment or refinancing of debt or other corporate obligations, acquisitions, capital expenditures, and working capital. Stock Repurchase Program On November 25, 2025, the Company announced that its Board of Directors approved a share repurchase program (the “Repurchase Program”) authorizing the repurchase of up to $750 million of the Company’s common stock from time to time on the open market (including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended), in privately negotiated transactions or by other methods, at the Company’s discretion. The program does not obligate the Company to acquire any particular amount of its common stock, has no expiration date, and will continue until otherwise suspended or terminated at any time for any reason. The timing and amount of any share repurchases under the program will be determined by members of the Company’s management based on its evaluation of market and business conditions, and other factors. During the year ended December 31, 2025, the Company did not make any share repurchases. Please see Note 17 to the accompanying Consolidated and Combined Financial Statements for further information on the Company’s share repurchase program. Table of Contents 36

Overview of Cash Flows and Liquidity Following is an overview of the Company’s cash flows and liquidity for the years ended December 31: ($ in millions) 2025 2024 2023 Net cash provided by operating activities $ 1,077 $ 875 $ 963 Cash paid for acquisitions, net of cash acquired $ — $ (363) $ — Payments for additions to property, plant and equipment (63) (55) (54) All other investing activities (35) (16) (1) Net cash used in investing activities $ (98) $ (434) $ (55) Proceeds from issuance of common stock in connection with stock- based compensation $ 22 $ 24 $ 4 Net transfers to Former Parent — — (147) Consideration paid to Former Parent in connection with Separation — — (2,600) Proceeds from borrowings (maturities longer than 90 days) — — 2,608 Payment of dividends (109) (89) — All other financing activities (15) — — Net cash used in financing activities $ (102) $ (65) $ (135) • Operating cash flows increased $202 million, or 23%, during 2025 as compared to 2024, primarily due to higher net income, partially offset by changes in net working capital. • Net cash used in investing activities consisted primarily of capital expenditures and other investing activities, which is comprised of immaterial acquisition and disposition activity. Refer to Note 2 to the accompanying Consolidated and Combined Financial Statements included in this Annual Report for a discussion of the Company’s acquisitions. • Net cash used in financing activities consisted primarily of cash dividend payments, partially offset by proceeds from the issuance of common stock in connection with stock-based compensation. Net cash used in financing activities increased $37 million from 2025 to 2024 primarily as a result of increased dividend payments. Dividends The Company’s board of directors authorized a quarterly dividend of $0.13 per share of Company common stock totaling $32 million that was paid on January 30, 2026 to holders of record at the close of business on December 31, 2025. Aggregate cash payments for dividends during the years ended December 31, 2025 and 2024 were $109 million and $89 million, respectively. There were no dividends paid during 2023. Cash and Cash Requirements As of December 31, 2025, the Company held approximately $2.0 billion of cash and cash equivalents that were on deposit with financial institutions or invested in highly liquid investment-grade debt instruments with a maturity of 90 days or less with an approximate weighted average annual interest rate of 3.7%. Of the cash and cash equivalents, approximately $870 million was held within the United States and approximately $1.1 billion was held outside of the United States. The Company will continue to have cash requirements to support general corporate purposes, which may include working capital needs, capital expenditures, acquisitions and investments, paying interest and servicing debt, paying taxes and any related interest or penalties, funding its restructuring activities and pension plans as required, paying dividends to stockholders, repurchasing shares of the Company’s common stock and supporting other business needs. The Company generally intends to use available cash and internally generated funds to meet these cash requirements, but in the event that additional liquidity is required, the Company may also borrow under its commercial paper programs (if available) or borrow under the Company’s Credit Facility, enter into new credit Table of Contents 37 facilities and either borrow directly thereunder or use such credit facilities to backstop additional borrowing capacity under its commercial paper programs (if available) and/or access the capital markets. The Company also may from time to time seek to access the capital markets to take advantage of favorable interest rate environments or other market conditions. Repatriation of some cash held outside the United States may be restricted by local laws. In general, repatriation of cash to the United States can be completed with no material incremental U.S. tax; however, repatriation of cash could subject the Company to non-U.S. withholding taxes and U.S. state income taxes on distributions. The cash that the Company’s non-U.S. subsidiaries hold for indefinite reinvestment is generally used to finance foreign operations and investments, including acquisitions. The Company intends to permanently reinvest its foreign earnings that have not previously been subject to U.S. income tax. The Company regularly reviews plans for reinvestment or repatriation of unremitted foreign earnings and any future change in the Company’s plans would require us to provide for the net tax impacts of these amounts. The potential tax implications of repatriating previously taxed earnings are driven by the facts at the time of distribution with the incremental cost to repatriate these earnings not expected to be material. As of December 31, 2025, management believes that it has sufficient sources of liquidity to satisfy its cash needs, including its cash needs in the United States. During 2025, the Company contributed $5 million to its defined benefit pension plans. During 2026, the Company’s cash contribution requirements for its defined benefit pension plans are forecasted to be approximately $6 million. The ultimate amounts to be contributed depend upon, among other things, legal requirements, underlying asset returns, the plan’s funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors. Contractual and Other Obligations For a description of the Company’s debt and lease obligations, commitments, and litigation and contingencies, refer to Notes 8, 12, 15 and 16 to the accompanying Consolidated and Combined Financial Statements. Legal Proceedings Refer to Note 16 to the accompanying Consolidated and Combined Financial Statements for information regarding legal proceedings and contingencies, and for a discussion of risks related to legal proceedings and contingencies, refer to “Item 1A. Risk Factors.” The Company’s certificate of incorporation requires it to indemnify to the full extent authorized or permitted by law any person made, or threatened to be made a party to any action or proceeding by reason of his or her service as a director or officer of the Company, or by reason of serving at the request of the Company as a director or officer of any other entity, subject to limited exceptions. The Company’s by-laws provide for similar indemnification rights. While the Company maintains insurance for this type of liability, a significant deductible applies to this coverage and any such liability could exceed the amount of the insurance coverage. CRITICAL ACCOUNTING ESTIMATES This MD&A is based upon the Company’s Consolidated and Combined Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments. The Company believes the following accounting estimates are most critical to an understanding of its financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period-to-period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 1 to the accompanying Consolidated and Combined Financial Statements. Acquired Intangible Assets—The Company’s business acquisitions typically result in the recognition of goodwill, customer relationships, developed technology and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that the Company may incur. The fair values of acquired intangibles are determined using information available near the acquisition date based on estimates and assumptions that are deemed reasonable by the Company. Significant assumptions include the discount rates and Table of Contents 38 certain assumptions that form the basis of the forecasted results of the acquired business including earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenue, revenue growth rates, royalty rates and technology obsolescence rates. These assumptions are forward-looking and could be affected by future economic and market conditions. The Company engages third-party valuation specialists who review the Company’s critical assumptions and calculations of the fair value of acquired intangible assets in connection with significant acquisitions. Refer to Notes 1, 2 and 9 to the accompanying Consolidated and Combined Financial Statements for a description of the Company’s policies relating to goodwill, acquired intangibles and acquisitions. In performing its goodwill impairment testing, the Company estimates the fair value of its reporting units using a market-based approach which relies on current trading multiples of forecasted EBITDA for peer companies and recent transactions for comparable companies operating in businesses similar to each of the Company’s reporting units to calculate an estimated fair value of each reporting unit. In evaluating the estimates derived by the market- based approach, management makes judgments about the relevance and reliability of the multiples by considering factors unique to its reporting units, including operating results, business plans, economic projections, anticipated future cash flows, as well as judgments about recent market sale transactions of comparable companies and the comparability of selected peer companies. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment. As of December 31, 2025, the Company had three reporting units for goodwill impairment testing. Reporting units resulting from recent acquisitions generally present the highest risk of impairment. Management believes the impairment risk associated with these reporting units generally decreases as these businesses are integrated into the Company and better positioned for potential future earnings growth. The Company’s annual goodwill impairment analysis indicated that in all instances, the fair values of the Company’s reporting units exceeded their carrying values and consequently did not result in an impairment charge. The excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of the Company’s reporting units as of the annual testing date ranged from approximately 104% to approximately 987%. To evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, the Company applied a hypothetical 10% decrease to the fair value of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of the Company’s reporting units ranged from approximately 66% to approximately 781%. The Company reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred for finite-lived intangibles requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. These analyses require management to make judgments and estimates about future revenues, expenses, market conditions and discount rates related to these assets. Indefinite-lived intangibles are subject to impairment testing at least annually or more frequently if events or changes in circumstances indicate that potential impairment exists. Determining whether an impairment loss occurred for indefinite-lived intangible assets involves calculating the fair value of the indefinite-lived intangible assets and comparing the fair value to their carrying value. If the fair value is less than the carrying value, the difference is recorded as an impairment loss. There were no intangible asset impairment charges recorded during 2025 and 2024. Refer to Note 9 to the accompanying Consolidated and Combined Financial Statements for a description of intangible asset impairment charges recorded during 2023. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect the Company’s financial statements. Historically, the Company’s estimates of goodwill and intangible assets have been materially correct. Contingent Liabilities—As discussed in “Item 3. Legal Proceedings” and Note 16 to the accompanying Consolidated and Combined Financial Statements, the Company is, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to its business (or the business operations of previously owned entities). The Company recognizes a liability for any legal contingency or contract settlement expense that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims, the cost of both pending and future claims and the value of the elements in the outcome. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 16 to the accompanying Consolidated and Combined Financial Statements. If the reserves established by the Company with respect to these contingent liabilities are inadequate, Table of Contents 39 the Company would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect the Company’s financial statements. Income Taxes—For a description of the Company’s income tax accounting policies, refer to Notes 1 and 6 to the accompanying Consolidated and Combined Financial Statements. The Company establishes valuation allowances for its deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. This requires management to make judgments and estimates regarding: (1) future reversals of existing taxable temporary differences (2) future taxable income exclusive of reversing temporary differences and carryforwards (3) taxable income in prior carryback year(s) if carryback is permitted under the tax law; or (4) tax-planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could have an adverse impact on the Company’s financial statements. The Company provides for unrecognized tax benefits when, based upon the technical merits, it is “more likely than not” that an uncertain tax position will not be sustained upon examination. Judgment is required in evaluating tax positions and determining income tax provisions. The Company re-evaluates the technical merits of its tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. In addition, certain of the Company’s tax returns are currently under review by tax authorities (refer to “—Results of Operations—Income Taxes” and Note 6 to the accompanying Consolidated and Combined Financial Statements). Management believes the positions taken in these returns are in accordance with the relevant tax laws. However, the outcome of these audits is uncertain and could result in the Company being required to record charges for prior year tax obligations which could have a material adverse impact to the Company’s financial statements, including its effective tax rate. Corporate Allocations—Prior to the Separation, the Company operated as part of Danaher and not as a separate, publicly traded company. Accordingly, certain shared costs have been allocated to the Company and are reflected as expenses in the accompanying Combined Financial Statements for the period prior to the Separation. The Company considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to Veralto for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the period prior to the Separation if Veralto had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements for the period prior to the Separation may not be indicative of expenses that will be incurred in the future by Veralto. Refer to Note 18 to the accompanying Consolidated and Combined Financial Statements for a description of corporate allocations and related party transactions. NEW ACCOUNTING STANDARDS For a discussion of the new accounting standards impacting the Company, refer to Note 1 to the accompanying Consolidated and Combined Financial Statements. SEPARATION FROM DANAHER In connection with the Separation, on September 29, 2023, Danaher and Veralto entered into a separation and distribution agreement as well as various other related agreements (collectively the “Agreements”) that govern the Separation and the relationships between the parties going forward, including a transition services agreement, employee matters agreement, tax matters agreement, intellectual property matters agreement, VES license agreement, and framework agreement governing certain commercial arrangements between subsidiaries of Danaher and Veralto. Before the Separation, the Company was dependent upon Danaher for all of its working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. Because the Company was part of Danaher during the nine-month period ended September 29, 2023, only cash, cash equivalents and borrowings clearly associated with Veralto and related to the Separation were included in the Combined Financial Statements. Other financial transactions relating to the business operations of the Company during the period were accounted for through the Net Former Parent investment account of the Company. As a result of the Separation, the Company no longer participates in Danaher’s cash management and financing operations. The accompanying Consolidated and Combined Financial Statements present the historical financial position, results of operations, changes in stockholders’ equity and cash flows of the Company in accordance with generally Table of Contents 40 accepted accounting principles in the United States (“GAAP”). The Combined Financial Statements for periods prior to the Separation were derived from Danaher’s consolidated financial statements and accounting records and prepared in accordance with GAAP for the preparation of carved-out combined financial statements. Prior to the Separation, all revenues and costs as well as assets and liabilities directly associated with Veralto have been included in the Combined Financial Statements. Additionally, the Combined Financial Statements for periods prior to the Separation included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to Veralto, and allocations of related assets, liabilities, and the Former Parent’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Danaher during the applicable periods. Accordingly, the Consolidated and Combined Financial Statements for the period prior to the Separation may not be indicative of Veralto’s results had the Company been a separate stand-alone entity. For further discussion of related party allocations prior to the Separation, including the method for such allocation, refer to Note 18 to the accompanying Consolidated and Combined Financial Statements. Following the Separation, the Consolidated Financial Statements include the accounts of Veralto and those of the Company’s wholly-owned subsidiaries and no longer include any allocations from Danaher. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK The information required by this item is included under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Table of Contents 41

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Report of Management on Veralto Corporation’s Internal Control Over Financial Reporting The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control-Integrated Framework” (2013 framework). Based on this assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective. The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. This report dated February 20, 2026 appears on page 46 of this Annual Report on Form 10-K. Table of Contents 42

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of Veralto Corporation Opinion on Internal Control Over Financial Reporting We have audited Veralto Corporation’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Veralto Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated and combined statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and schedule listed in the Index at Item 15(a) and our report dated February 20, 2026 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Veralto Corporation’s Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP Philadelphia, Pennsylvania February 20, 2026 Table of Contents 43

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of Veralto Corporation Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Veralto Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated and combined statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2026 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated and combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates. Table of Contents 44

Goodwill Impairment Description of the Matter As described in Note 9 to the consolidated and combined financial statements, goodwill is tested for impairment at least annually, or more frequently if indicators of potential goodwill impairment exists, at the reporting unit level. Total goodwill as of December 31, 2025 was $2.8 billion. To estimate the fair value of each reporting unit, the Company used the market approach based on trading multiples of earnings before interest, taxes, depreciation and amortization (EBITDA). The Company did not record any impairment of the carrying value of goodwill during the year ended December 31, 2025. Auditing management’s goodwill impairment test for the Company’s reporting units was challenging and judgmental due to the estimation required to determine the fair value of the reporting units. In particular, the fair value estimates related to the identification of peer companies to derive the trading EBITDA multiples involved a high degree of management subjectivity. How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to estimate the fair value of each reporting unit. For example, we tested controls over the appropriateness of assumptions management used and over the completeness and accuracy of the identification of peer companies. To test the estimated fair value of the Company’s reporting units, our audit procedures included, among others, testing the significant assumptions used in the Company’s analyses, as well as testing the completeness and accuracy of the underlying data. For example, we compared the significant assumptions to third-party industry and economic data, and to the historical results of the Company’s reporting units. We performed sensitivity analyses of certain assumptions to evaluate the changes in the fair values of the reporting units that would result from changes in key assumptions. We also involved internal valuation specialists to assist in our evaluation of the identification of peer companies used by the Company. In addition, we tested management’s reconciliation of the fair values of its reporting units to the market capitalization of the Company. /s/ Ernst & Young LLP We have served as the Company’s auditor since 2022. Philadelphia, Pennsylvania February 20, 2026 Table of Contents 45

VERALTO CORPORATION CONSOLIDATED BALANCE SHEETS ($ in millions, except per share amounts) As of December 31 2025 2024 ASSETS Current assets: Cash and cash equivalents $ 2,031 $ 1,101 Trade accounts receivable, less allowance for credit losses of $36 and $37, respectively 897 812 Inventories 307 288 Prepaid expenses and other current assets 197 186 Total current assets 3,432 2,387 Property, plant and equipment, net 294 268 Other long-term assets 605 523 Goodwill 2,838 2,693 Other intangible assets, net 524 535 Total assets $ 7,693 $ 6,406 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities: Current portion of long-term debt $ 700 $ — Trade accounts payable 416 395 Accrued expenses and other liabilities 940 850 Total current liabilities 2,056 1,245 Other long-term liabilities 558 517 Long-term debt 1,973 2,599 Stockholders’ Equity: Preferred stock - $0.01 par value as of December 31, 2025 and December 31, 2024, 15 million shares authorized as of both dates; and 0 shares issued and outstanding as of both dates — — Common stock - $0.01 par value as of December 31, 2025 and December 31, 2024, 1.0 billion shares authorized as of both dates; and 248.4 million shares and 247.4 million shares issued and outstanding, respectively 2 2 Additional paid-in capital 2,272 2,190 Retained earnings 1,744 917 Accumulated other comprehensive loss (913) (1,071) Total Veralto stockholders’ equity 3,105 2,038 Noncontrolling interests 1 7 Total stockholders’ equity 3,106 2,045 Total liabilities and stockholders’ equity $ 7,693 $ 6,406 See the accompanying Notes to the Consolidated and Combined Financial Statements. Table of Contents 46

VERALTO CORPORATION CONSOLIDATED AND COMBINED STATEMENTS OF EARNINGS ($ and shares in millions, except per share amounts) Year Ended December 31 2025 2024 2023 Sales $ 5,503 $ 5,193 $ 5,021 Cost of sales (2,204) (2,088) (2,120) Gross profit 3,299 3,105 2,901 Operating costs: Selling, general and administrative expenses (1,756) (1,644) (1,536) Research and development expenses (266) (253) (225) Operating profit 1,277 1,208 1,140 Nonoperating income (expense): Other income (expense), net (8) (9) (14) Interest expense, net (96) (113) (30) Earnings before income taxes 1,173 1,086 1,096 Income taxes (233) (253) (257) Net earnings $ 940 $ 833 $ 839 Net earnings per common share: Basic $ 3.79 $ 3.37 $ 3.41 Diluted $ 3.76 $ 3.34 $ 3.40 Average common stock and common equivalent shares outstanding: Basic 248.3 247.3 246.4 Diluted 250.3 249.6 246.8 See the accompanying Notes to the Consolidated and Combined Financial Statements. Table of Contents 47

VERALTO CORPORATION CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME ($ in millions) Year Ended December 31 2025 2024 2023 Net earnings $ 940 $ 833 $ 839 Other comprehensive income (loss), net of income taxes: Foreign currency translation adjustments 220 (139) 29 Pension and postretirement plan benefit adjustments (2) (4) (15) Unrealized gain (loss) on net investment hedges (60) 26 (14) Total other comprehensive income (loss), net of income taxes 158 (117) — Comprehensive income $ 1,098 $ 716 $ 839 See the accompanying Notes to the Consolidated and Combined Financial Statements. Table of Contents 48

January 1, 2023 — $ — $ — $ — $ 4,189 $ (954) $ 5 Net earnings for the year — — — 200 639 — — Dividends declared — — — (22) — — — Recapitalization 246.3 2 — — (2) — — Consideration paid to Former Parent in connection with Separation — — — — (2,600) — — Net transfers to Former Parent — — — — (147) — — Noncash adjustments to Former Parent's investment, net — — 2,114 — (2,114) — — Former parent stock- based compensation activity — — — — 35 — — Stock-based deferred compensation award activity — — 20 — — — — Common stock-based award activity — — 23 — — — — Change in noncontrolling interests — — — — — — 1 December 31, 2023 246.3 $ 2 $ 2,157 $ 178 $ — $ (954) $ 6 Net earnings for the year — — — 833 — — — Dividends declared — — — (94) — — — Separation related adjustments — — (55) — — — — Other comprehensive income (loss) — — — — — (117) — Common stock-based award activity 1.1 — 88 — — — — Change in noncontrolling interests — — — — — — 1 December 31, 2024 247.4 $ 2 $ 2,190 $ 917 $ — $ (1,071) $ 7 VERALTO CORPORATION CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY ($ and shares in millions) Common Stock Shares Amount Additional Paid-In Capital Retained Earnings Net Former Parent Investment Accumulated Other Comprehensive Income (Loss) Noncontrolling Interests Table of Contents 49

Net earnings for the year — $ — $ — $ 940 $ — $ — $ — Dividends declared — — — (113) — — — Separation related adjustments — — (9) — — — — Other comprehensive income (loss) — — — — — 158 — Common stock-based award activity 1.0 — 97 — — — — Change in noncontrolling interests — — — — — — 3 Purchase of noncontrolling interests — — (6) — — — (9) December 31, 2025 248.4 $ 2 $ 2,272 $ 1,744 $ — $ (913) $ 1 VERALTO CORPORATION CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY (CONTINUED) ($ and shares in millions) Common Stock Shares Amount Additional Paid-In Capital Retained Earnings Net Former Parent Investment Accumulated Other Comprehensive Income (Loss) Noncontrolling Interests See the accompanying Notes to the Consolidated and Combined Financial Statements. Table of Contents 50

VERALTO CORPORATION CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS ($ in millions) Year Ended December 31 2025 2024 2023 Cash flows from operating activities: Net earnings $ 940 $ 833 $ 839 Noncash items: Depreciation 42 40 39 Amortization of intangible assets 36 38 48 Stock-based compensation expense 74 65 55 Loss on product line dispositions 6 15 — Impairments and other charges 6 — 15 Change in deferred income taxes (49) (74) (25) Change in trade accounts receivable, net (50) 3 2 Change in inventories (6) 3 52 Change in trade accounts payable 8 (29) (1) Change in prepaid expenses and other assets (40) (48) (54) Change in accrued expenses and other liabilities 110 29 (7) Net cash provided by operating activities 1,077 875 963 Cash flows from investing activities: Cash paid for acquisitions, net of cash acquired — (363) — Payments for additions to property, plant and equipment (63) (55) (54) All other investing activities (35) (16) (1) Net cash used in investing activities (98) (434) (55) Cash flows from financing activities: Proceeds from issuance of common stock in connection with stock-based compensation 22 24 4 Net transfers to Former Parent — — (147) Consideration paid to Former Parent in connection with Separation — — (2,600) Payment of dividends (109) (89) — Proceeds from borrowings (maturities longer than 90 days) — — 2,608 All other financing activities (15) — — Net cash used in financing activities (102) (65) (135) Effect of exchange rate changes on cash and cash equivalents 53 (37) (11) Net change in cash and cash equivalents 930 339 762 Beginning balance of cash and cash equivalents 1,101 762 — Ending balance of cash and cash equivalents $ 2,031 $ 1,101 $ 762 Supplemental disclosures: Cash interest payments $ 138 $ 137 $ — Cash income tax payments $ 235 $ 293 $ 113 See the accompanying Notes to the Consolidated and Combined Financial Statements. Table of Contents 51

VERALTO CORPORATION NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS NOTE 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Veralto Corporation’s (“Veralto,” the “Company,” “we,” “us,” or “our”) unifying purpose is Safeguarding the World’s Most Vital Resources TM. The Company’s diverse group of associates and leading operating companies provide essential technology solutions that monitor, enhance and protect key resources around the globe. The Company is committed to the advancement of public health and safety and believes it is positioned to support its customers as they address large global challenges including environmental resource sustainability, water scarcity, management of severe weather events, food and pharmaceutical security, and the impact of an aging workforce. Through its core offerings in water analytics, water treatment, marking and coding and packaging and color, customers look to the Company’s solutions to help ensure the safety, quality, efficiency and reliability of their products, processes and people globally. The Company operates through two segments – Water Quality (“WQ”) and Product Quality & Innovation (“PQI”). Through the Water Quality segment, the Company improves the quality and reliability of water through its leading brands Hach, Trojan Technologies and ChemTreat. Through the Product Quality & Innovation segment, the Company promotes consumer trust in products and helps enable product innovation through leading brands including Videojet, Linx, Esko, X-Rite and Pantone. Prior to the Company’s separation from Danaher Corporation (“Danaher” or “Former Parent”), on September 29, 2023 (the “Separation”), Veralto’s businesses were comprised of Danaher’s Environmental & Applied Solutions segment. Refer to Note 18 for additional information regarding the Separation. The accompanying Consolidated and Combined Financial Statements present the Company’s historical financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accounting Principles—The accompanying financial statements have been prepared in accordance with GAAP. The Consolidated and Combined Financial Statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. The Consolidated and Combined Financial Statements also reflect the impact of noncontrolling interests. Noncontrolling interests do not have a significant impact on the Company’s consolidated earnings before income taxes, therefore earnings attributable to noncontrolling interests are not presented separately in the Company’s Consolidated and Combined Statements of Earnings. Earnings attributable to noncontrolling interests have been reflected in selling, general and administrative expenses and were insignificant in all periods presented. Reclassifications of certain prior year amounts have been made to conform to the current year presentation. Use of Estimates—The preparation of these financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases these estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ materially from these estimates. Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Accounts Receivable and Allowances for Credit Losses—All trade accounts, contract and finance receivables are reported on the accompanying Consolidated Balance Sheets adjusted for any write-offs and net of allowances for credit losses. The allowances for credit losses represent management’s best estimate of the expected future credit losses from the Company’s trade accounts, contract and finance receivable portfolios. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net earnings. The Company regularly performs detailed reviews of its portfolios to determine if an impairment has occurred and evaluates the collectability of receivables based on a combination of various financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances for credit losses are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves Table of Contents 52 would be required. The Company does not believe that trade accounts receivable represents significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas. The Company’s allowance for credit losses as of December 31, 2025 reflects the Company’s best estimate of the expected future losses for its accounts receivables; however, these estimates may change and future actual losses may differ from the Company’s estimates. The Company will continue to monitor economic conditions and will revise the estimates of the expected future losses for accounts receivable as necessary. The Company recorded $6 million, $9 million and $10 million of expense associated with credit losses for the years ended December 31, 2025, 2024 and 2023, respectively. Included in the Company’s trade accounts receivable and other long-term assets as of December 31, 2025 and 2024 are $193 million and $165 million of net aggregate financing receivables, respectively. All financing receivables are evaluated for impairment based on individual customer credit profiles. Inventories—Inventories include the costs of material, labor and overhead. Inventories are stated at the lower of cost and net realizable value primarily using the first-in, first-out method. The classes of inventory as of December 31 are summarized as follows: ($ in millions) 2025 2024 Finished goods $ 130 $ 122 Work in process 45 39 Raw materials 132 127 Total $ 307 $ 288 Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets primarily result from advance payments to vendors for goods and services and are capitalized until the related goods are received or services are performed. Included in the Company’s prepaid expenses and other current assets as of December 31, 2025 and 2024 are prepaid expenses of $141 million and $110 million, respectively. Property, Plant and Equipment—Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows: Category Useful Life Buildings 30 years Leased assets and leasehold improvements Amortized over the lesser of the economic life of the asset or the term of the lease Machinery and equipment 3 – 10 years Customer-leased instruments 5 – 10 years Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively. The classes of property, plant and equipment as of December 31 are summarized as follows: ($ in millions) 2025 2024 Land and improvements $ 18 $ 16 Buildings 229 208 Machinery and equipment 543 502 Customer-leased equipment 30 27 Gross property, plant and equipment 820 753 Less: accumulated depreciation (526) (485) Property, plant and equipment, net $ 294 $ 268 Investments—Equity investments in common stock or in-substance common stock for which the Company has a significant influence but not a controlling interest, are accounted for using the equity method of accounting which requires the Company to record its initial investment at cost and adjust the balance each period for the Company’s share of the investee’s income or loss and dividends paid. For securities without readily available fair values, the Table of Contents 53

Company has elected the measurement alternative to record these investments at cost and to adjust for impairments and observable price changes with a same or similar security from the same issuer within net earnings (the “Fair Value Alternative”). Additionally, the Company is a limited partner in a partnership that invests in start-up companies. While the partnership records these investments at fair value, the Company’s investment in the partnership is accounted for under the equity method of accounting. Investments for which the Company does not have the ability to significantly influence the operating decisions of the investee, or for which the investment is in securities other than common stock or in-substance common stock are accounted for using the cost method. For investments accounted for under the cost method that do not have readily determinable fair values, the Company measures them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company made minority investments in equity method investments and non-marketable equity securities totaling $7 million and $15 million in 2025 and 2024, respectively. Non-controlling investments made in 2025 and 2024 are included in other long-term assets. The Company made no such investments in 2023. No significant realized or unrealized gains or losses were recorded in 2025, 2024 or 2023 with respect to these investments. The Company recorded net realized and unrealized gains and losses, as well as impairments in other income (expense), net, in the accompanying Consolidated and Combined Statements of Earnings. Refer to Note 7 for additional information. Other Assets—Other assets principally include noncurrent financing receivables, noncurrent deferred tax assets, operating lease right-of-use assets, other investments and a tax indemnification asset as a result of the Separation from Danaher. Fair Value of Financial Instruments—The Company’s financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, cross-currency swaps, obligations under trade accounts payable and short and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate fair value. Refer to Note 10 for the fair values of the Company’s long-term debt, cross-currency swaps and other obligations. Goodwill and Other Intangible Assets—Goodwill and other intangible assets result from the Company’s acquisition of existing businesses. In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. The Company reviews identified intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company also tests intangible assets with indefinite lives and goodwill for impairment at least annually. Refer to Notes 2 and 9 for additional information about the Company’s goodwill and other intangible assets. Revenue Recognition—The Company derives revenues primarily from the sale of Water Quality and Product Quality & Innovation products and services. Revenue is recognized when control of the promised products or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services (the transaction price). A performance obligation is a promise in a contract to transfer a distinct product or service to a customer and is the unit of account under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. For equipment and consumables sold by the Company, control transfers to the customer at a point in time. To indicate the transfer of control, the Company must have a present right to payment, legal title must have passed to the customer, the customer must have the significant risks and rewards of ownership, and where acceptance is not a formality, the customer must have accepted the product or service. The Company’s principal terms of sale are Free On Board (“FOB”) Shipping Point, or equivalent, and the Company records revenue for these product sales upon transfer of control to the customer, which may occur at shipment. For those FOB Shipping Point arrangements where risk of loss is not transferred until delivery, the Company transfers control and records revenue upon delivery of the product to the customer. Sales arrangements with delivery terms that are not FOB Shipping Point are not recognized upon shipment and the transfer of control for revenue recognition is evaluated based on the associated shipping terms and customer obligations. If a performance obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation or acceptance by the customer), revenue recognition for that performance obligation is deferred until such commitments have been fulfilled. Returns for products sold are estimated and recorded as a reduction of revenue at the time of sale. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the transaction price. Table of Contents 54

Product returns, customer allowances and rebates are estimated based on historical experience and known trends. For extended warranty and service, control transfers to the customer over the term of the arrangement. Revenue for extended warranty and service is recognized based upon the period of time elapsed under the arrangement. Revenue for other long-term contracts is generally recognized based upon the cost-to-cost method, which measures costs incurred relative to total estimated costs, provided that the Company meets the criteria associated with transferring control of the good or service over time. Certain of the Company’s revenues relate to sales-type leases (“STL”) and operating-type lease (“OTL”) arrangements. Leases are outside the scope of ASC 606 and are therefore accounted for in accordance with ASC 842, Leases. Equipment lease revenue for STL arrangements is recognized upon lease commencement. Equipment lease revenue for OTL agreements is recognized on a straight-line basis over the life of the lease, and the cost of customer-leased equipment is recorded within property, plant and equipment in the accompanying Consolidated Balance Sheets and depreciated over the equipment’s estimated useful life. Depreciation expense associated with the leased equipment under OTL arrangements is reflected in cost of sales in the accompanying Consolidated and Combined Statements of Earnings. For a contract with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation on a relative standalone selling price basis using the Company’s best estimate of the standalone selling price of each distinct product or service in the contract. The primary method used to estimate standalone selling price is the price observed in standalone sales to customers. Allocation of the transaction price is determined at the contracts’ inception. Shipping and Handling—Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales. Advertising—Advertising costs are expensed as incurred. Research and Development—The Company conducts research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of the Company’s existing products and expanding the applications for which uses of the Company’s products are appropriate. Research and development costs are expensed as incurred. Income Taxes—Income taxes for the Company are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Consolidated and Combined Financial Statements and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets and liabilities are reported in other assets and other liabilities in the Consolidated Balance Sheets, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is generally recognized in income tax expense in the period that includes the enactment date. Global Intangible Low-Taxed Income (“GILTI”) is accounted for as a current tax expense in the year the tax is incurred. Valuation allowances are recorded if it is more likely than not that some portion of the deferred income tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considers various factors, including the expected level of future taxable income and available tax planning strategies. Any changes in judgment about the valuation allowance are recorded through income tax expense and are based on changes in facts and circumstances regarding realizability of deferred tax assets. The Company must presume that an income tax position taken in a tax return will be examined by the relevant tax authority and determine whether it is more likely than not that the tax position will be sustained upon examination based upon the technical merits of the position. An income tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Company establishes a liability for unrecognized income tax benefits for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority to the extent such tax positions reduce the Company’s income tax liability. The Company recognizes interest and penalties related to unrecognized income tax benefits in income tax expense in the Consolidated and Combined Statements of Earnings. Refer to Note 6 for additional information. Productivity Improvement and Restructuring—The Company periodically initiates productivity improvement and restructuring activities to appropriately position the Company’s cost base relative to prevailing economic conditions and associated customer demand as well as in connection with certain acquisitions. Costs associated with productivity improvement and restructuring actions can include one-time termination benefits and related charges in Table of Contents 55 addition to facility closure, contract termination and other related activities. The Company records the cost of the productivity improvement and restructuring activities when the associated liability is incurred. Foreign Currency Translation—Exchange rate adjustments resulting from foreign currency transactions are recognized in net earnings, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive income (loss). Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year end exchange rates and income statement accounts are translated at weighted average rates. Net foreign currency transaction losses were $24 million and $14 million for the years ended December 31, 2025 and 2024, respectively. As discussed below, the Company uses its foreign currency-denominated debt and cross-currency swap arrangements whereby existing U.S. dollar-denominated borrowings are effectively converted to foreign currency borrowings to partially hedge its net investments in foreign operations against adverse movements in exchange rates. Derivative Financial Instruments—The Company is neither a dealer nor a trader in derivative instruments. The Company has generally accepted the exposure to transactional exchange rate movements without using derivative instruments to manage this risk, although the Company from time to time partially hedges its net investments in foreign operations against adverse movements in exchange rates through foreign currency denominated debt and cross-currency swaps. When utilized, the derivative instruments are recorded on the Consolidated Balance Sheets as either an asset or liability measured at fair value. To the extent the derivative instrument qualifies as an effective hedge, changes in fair value are recognized in accumulated other comprehensive income (loss) in stockholders’ equity. Changes in the value of the foreign currency denominated debt and cross-currency swaps designated as hedges of the Company’s net investment in foreign operations based on spot rates are recognized in accumulated other comprehensive income (loss) in stockholders’ equity and offset changes in the value of the Company’s foreign currency denominated operations. Refer to Note 13 for additional information. Accumulated Other Comprehensive Income (Loss)—Accumulated other comprehensive income (loss) refers to certain gains and losses that under GAAP are included in comprehensive income (loss) but are excluded from net earnings as these amounts are initially recorded as an adjustment to stockholders’ equity. Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non- U.S. subsidiaries. Net investment hedge adjustments reflect the gains or losses on the foreign currency denominated long-term debt issuance designated as a nonderivative hedging instrument, as well as the Company’s cross-currency swap derivatives designated as net investment hedges, net of any income tax impacts. Pension and postretirement plan benefit adjustments relate to unrecognized prior service credits and actuarial losses. Refer to Notes 13, 14 and 17 for additional information. Loss Contingencies—The Company records a reserve for loss contingencies when it is both probable that a loss will be incurred and the amount of the loss is reasonably estimable. The Company evaluates pending litigation and other contingencies at least quarterly and adjusts the reserve for such contingencies for changes in probable and reasonably estimable losses. The Company includes an estimate for related legal costs at the time such costs are both probable and reasonably estimable. Stock-Based Compensation—Certain employees of the Company participate in Veralto’s shared-based compensation plans which include stock options, restricted stock units (“RSUs”), and performance stock units ("PSUs"). The Company had no stock-based compensation plans prior to the Separation; however certain of the Company’s employees had participated in Danaher’s stock-based compensation plans (“Danaher Plans”). The expense associated with Veralto employees who participated in the Danaher Plans was allocated to the Company in the accompanying Consolidated and Combined Statements of Earnings for the associated periods prior to the Separation. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award, except that in the case of RSUs, compensation expense is recognized using an accelerated attribution method. Refer to Note 17 for additional information on the stock-based compensation plans in which certain employees of the Company participate. Pension and Postretirement Benefit Plans—The Company measures its pension and postretirement plans’ assets and its obligations that determine the respective plan’s funded status as of the end of the Company’s fiscal year, and recognizes an asset for a plan’s overfunded status or a liability for a plan’s underfunded status in its balance sheet. Changes in the funded status of the plans are recognized in the year in which the changes occur and reported in comprehensive income (loss). Refer to Note 14 for additional information on the Company’s pension and postretirement plans including a discussion of the actuarial assumptions, the Company’s policy for recognizing the associated gains and losses and the method used to estimate service and interest cost components. Table of Contents 56

Recent Accounting Pronouncements—In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — reporting Comprehensive Income — Expense Disaggregation Disclosures. The ASU requires entities to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains those expenses. This ASU is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption permitted. The Company is currently assessing the impact of this ASU on its disclosures in the Consolidated Financial Statements. On March 6, 2024, the SEC adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires registrants to disclose material climate- related risks, activities to mitigate or adapt to such risks, information about board oversight of climate-related risks and climate-related targets or goals that are material to the registrant’s business, results of operations or financial condition. In April 2024, the SEC voluntarily stayed the final rules pending the resolution of certain legal challenges and, in March 2025, voted to end its defense of the final rules in litigation. The Company is currently assessing the impact of these final rules on its Consolidated Financial Statements and disclosures. In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which enhances the transparency of income tax disclosures in ASC 740, Income Taxes, primarily related to the rate reconciliation and income taxes paid information. The ASU is effective for fiscal years beginning after December 15, 2024, may be applied retrospectively and early adoption is permitted. The Company first applied the ASU to the Company's annual disclosures for the year ended December 31, 2025. The ASU will be applied prospectively. NOTE 2. ACQUISITIONS The Company continually evaluates potential acquisitions that either strategically fit with the Company’s existing portfolio or expand the Company’s portfolio into a new and attractive business area. The Company has completed a number of acquisitions that have been accounted for as purchases and have resulted in the recognition of goodwill in the Company’s Consolidated and Combined Financial Statements. This goodwill arises because the purchase prices for these businesses exceed the fair value of acquired identifiable net assets due to the purchase prices reflecting a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which the Company acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance the Company’s existing product offerings to key target markets and enter into new and profitable businesses and the complementary strategic fit and resulting synergies these businesses bring to existing operations. The Company makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains the information used for the purchase price allocation during due diligence and through other sources. In the months after closing, as the Company obtains additional information about the acquired assets and liabilities, including through tangible and intangible asset appraisals, and learns more about the newly acquired business, it is able to refine the estimates of fair value and more accurately allocate the purchase price. The fair values of acquired intangibles are determined based on estimates and assumptions that are deemed reasonable by the Company. Significant assumptions include the discount rates and certain assumptions that form the basis of the forecasted results of the acquired business, including revenue, revenue growth rates, royalty rates and technology obsolescence rates. These assumptions are forward-looking and could be affected by future economic and market conditions. The Company engages third-party valuation specialists who review the Company’s critical assumptions and calculations of the fair value of acquired intangible assets in connection with significant acquisitions. Only facts and circumstances that existed as of the acquisition date are considered for subsequent adjustment. The following briefly describes the Company’s acquisition activity for the three years ended December 31, 2025. 2025 During 2025, the Company acquired assets and businesses across three transactions for total consideration of approximately $32 million in cash, net of cash acquired. The assets and businesses complement each of the Company’s two segments. The Company recorded an aggregate of approximately $23 million of goodwill related to the acquisition of these businesses. Table of Contents 57

Table of Contents

2024

On October 4, 2024, the Company acquired the holding company that owned TraceGains for a cash purchase price of approximately $349 million, net of cash acquired (the "TraceGains Acquisition"). TraceGains is a leading provider of cloud-based software solutions that enable connected data and digital workflow management to help consumer brands meet increasingly stringent compliance and reporting regulations for food and beverage safety and traceability. TraceGains is now part of the Company's PQI segment. The Company completed the TraceGains Acquisition using cash on hand. The Company preliminarily recorded approximately $240 million of goodwill related to the TraceGains Acquisition.

During 2024, in addition to the TraceGains Acquisition, the Company acquired assets and businesses across three transactions for total consideration of approximately $14 million in cash, net of cash acquired. The businesses acquired complement the Company's PQI segment. The Company recorded an aggregate of approximately $3 million of goodwill related to the acquisition of these businesses.

2023

The Company had no acquisitions during the year ended December 31, 2023.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the individually significant acquisition of TraceGains in 2024 discussed above. All of the other 2025 and 2024 acquisitions were not material in the aggregate.

($ in millions)		TraceGains
Trade accounts receivable	$	5
Intangible assets - trade names		5
Intangible assets - developed technology		86
Intangible assets - customer relationships		55
Goodwill		240
Deferred revenue		(18)
Deferred tax liabilities		(21)
Other assets and liabilities, net		(3)
Net assets acquired	$	349
Net cash consideration	$	349

As a result of further refining its estimates and assumptions since the date of the acquisition, the Company recorded immaterial measurement period adjustments to the initial opening balance sheet which are reflected in the table above during 2025.

Intangible assets identified

The weighted-average amortization periods for definite-lived intangible assets acquired in 2025 are 14 years for $10 million of developed technology.

The weighted-average amortization periods for definite-lived intangible assets acquired in 2024 are 15 years for customer relationships and 10 years for developed technology. The weighted-average amortization period for definite-lived intangible assets acquired in 2024 is 12 years. Trade names acquired during 2024 have an indefinite life.

Transaction costs

Transaction-related costs for the TraceGains Acquisition were $4 million for the year ended December 31, 2024. Transaction-related costs and acquisition-related fair value adjustments attributable to other acquisitions for the years ended 2025 and 2024 were not material.

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Pro Forma Financial Information Pro forma financial information for these acquisitions has not been presented because the acquisitions were not material to the Company’s Consolidated Statements of Earnings. See Note 9 for goodwill and intangible assets acquired. NOTE 3. NET EARNINGS PER COMMON SHARE Earnings per Common Share Basic net earnings per share (“EPS”) is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding for the applicable period. Diluted EPS is computed based on the weighted average number of common shares outstanding increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased with the proceeds from the issuance of the potentially dilutive shares. The Company was incorporated on October 26, 2022; accordingly, the Company had no shares or common equivalent shares outstanding prior to that date. The total number of shares outstanding at Separation was 246.3 million and is utilized for the calculation of both basic and diluted EPS for the period prior to the Separation. Information related to the calculation of net earnings per common share for the years ended December 31 is summarized as follows: ($ and shares in millions, except per share amounts) 2025 2024 2023 Numerator: Net earnings $ 940 $ 833 $ 839 Denominator: Weighted average common shares outstanding used in Basic EPS 248.3 247.3 246.4 Incremental shares from assumed exercise of dilutive options and vesting of dilutive RSUs and PSUs 2.0 2.3 0.4 Weighted average common shares outstanding used in Diluted EPS 250.3 249.6 246.8 Basic EPS $ 3.79 $ 3.37 $ 3.41 Diluted EPS $ 3.76 $ 3.34 $ 3.40 Table of Contents 59

NOTE 4. REVENUE The following table presents the Company’s revenues disaggregated by geographical region and revenue type. Sales taxes and other usage-based taxes collected from customers are excluded from revenues. ($ in millions) Water Quality Product Quality & Innovation Total Year ended December 31, 2025: Geographical region: North America(a) $ 1,895 $ 744 $ 2,639 Western Europe 598 643 1,241 Other developed markets 65 53 118 High-growth markets(b) 763 742 1,505 Total $ 3,321 $ 2,182 $ 5,503 Revenue type: Recurring $ 1,966 $ 1,393 $ 3,359 Nonrecurring 1,355 789 2,144 Total $ 3,321 $ 2,182 $ 5,503 Year ended December 31, 2024: Geographical region: North America(a) $ 1,804 $ 689 $ 2,493 Western Europe 546 603 1,149 Other developed markets 65 50 115 High-growth markets(b) 723 713 1,436 Total $ 3,138 $ 2,055 $ 5,193 Revenue type: Recurring $ 1,846 $ 1,303 $ 3,149 Nonrecurring 1,292 752 2,044 Total $ 3,138 $ 2,055 $ 5,193 Year ended December 31, 2023: Geographical region: North America (a) $ 1,694 $ 659 $ 2,353 Western Europe 536 584 1,120 Other developed markets 65 53 118 High-growth markets (b) 744 686 1,430 Total $ 3,039 $ 1,982 $ 5,021 Revenue type: Recurring $ 1,727 $ 1,227 $ 2,954 Nonrecurring 1,312 755 2,067 Total $ 3,039 $ 1,982 $ 5,021 (a) The Company defines North America as the United States and Canada. (b) The Company defines high-growth markets as developing markets of the world which include Asia (with the exception of Japan, Australia and New Zealand), Latin America (including Mexico), the Middle East, Eastern Europe and Africa. The Company defines developed markets as all markets of the world that are not high-growth markets. Table of Contents 60

The Company sells equipment to customers as well as consumables and services, some of which customers purchase on a recurring basis. Consumables sold for use with the equipment sold by the Company are typically critical to the use of the equipment and are typically used on a one-time or limited basis, requiring frequent replacement in the customer’s operating cycle. Examples of these consumables include chemistries for water testing instruments and cartridges for marking and coding equipment. Additionally, some of the Company’s consumables are used on a standalone basis, such as water treatment solutions. The Company separates its goods and services between those typically sold to a customer on a recurring basis and those typically sold to a customer on a nonrecurring basis. Recurring revenue includes revenue from consumables, services, spare parts and OTLs. Nonrecurring revenue includes revenue from equipment and STLs. OTLs and STLs are included in the above revenue amounts. For the years ended December 31, 2025, 2024 and 2023, lease revenue was $98 million, $82 million and $86 million, respectively. Service and software revenue was immaterial for all periods presented. Software revenues for point-in-time licenses are nonrecurring while revenues for Software-as-a-Service and over time licenses are recurring. Remaining Performance Obligations Remaining performance obligations represent the aggregate transaction price allocated to performance obligations with an original contract term greater than one year which are fully or partially unsatisfied at the end of the period. Remaining performance obligations include noncancelable purchase orders, the non-lease portion of minimum purchase commitments under long-term consumable supply arrangements, extended warranty and service and other long-term contracts. These remaining performance obligations do not include revenue from contracts with customers with an original term of one year or less, revenue from long-term consumable supply arrangements with no minimum purchase requirements or revenue expected from purchases made in excess of the minimum purchase requirements or revenue from equipment leased to customers. While the remaining performance obligation disclosure is similar in concept to backlog, the definition of remaining performance obligations excludes leases and contracts that provide the customer with the right to cancel or terminate for convenience with no substantial penalty, even if historical experience indicates the likelihood of cancellation or termination is remote. Additionally, the Company has elected to exclude contracts with customers with an original term of one year or less from remaining performance obligations while these contracts are included within backlog. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $325 million. The Company expects to recognize revenue on approximately 42% of the remaining performance obligations over the next 12 months, 32% over the subsequent 12 months, and the remainder recognized thereafter. Contract Liabilities The Company often receives cash payments from customers in advance of the Company’s performance resulting in contract liabilities that are classified as either current or long-term in the Consolidated Balance Sheets based on the timing of when the Company expects to recognize revenue. As of December 31, 2025 and 2024, contract liabilities were approximately $287 million and $254 million, respectively, and are included within accrued expenses and other liabilities and other long-term liabilities in the accompanying Consolidated Balance Sheets. Revenue recognized during the years ended December 31, 2025 and 2024 that was included in the opening contract liability balance was approximately $230 million and $196 million, respectively. NOTE 5. SEGMENT INFORMATION The Company operates and reports its results in two separate business segments consisting of the Water Quality and Product Quality & Innovation segments. The Company’s Water Quality segment provides proprietary precision instrumentation, consumables, software, services and advanced water treatment technologies to help measure, analyze and treat the world’s water in municipal, industrial, commercial, residential, research and natural resource applications. The Company’s Product Quality & Innovation segment provides equipment, consumables, software and services for various marking and coding, traceability, printing, packaging design and quality management, packaging converting and color and appearance management applications for consumer packaged goods and industrial products. Table of Contents 61

Resources are allocated and performance is assessed by the President & Chief Executive Officer (CEO), whom the Company has determined to be the Chief Operating Decision Maker (“CODM”). The CODM evaluates the performance of its segments and allocates resources to them based on operating profit. The CODM also compares actual results to expectations in assessing performance of the segments. Operating profit represents total revenues less operating expenses, excluding nonoperating income and expense and income taxes. Operating profit amounts in the Other segment consist of unallocated corporate costs and other costs not considered part of management’s evaluation of reportable segment operating performance. The identifiable assets by segment are those used in each segment’s operations. Intersegment amounts are not significant and are eliminated to arrive at combined totals. Detailed segment data for the years ended December 31 is as follows: ($ in millions) 2025 2024 2023 Sales: Water Quality $ 3,321 $ 3,138 $ 3,039 Product Quality & Innovation 2,182 2,055 1,982 Total $ 5,503 $ 5,193 $ 5,021 Operating profit: Water Quality $ 844 $ 768 $ 730 Product Quality & Innovation 549 529 472 Other (116) (89) (62) Total $ 1,277 $ 1,208 $ 1,140 Depreciation and amortization of intangible assets: Water Quality $ 36 $ 41 $ 45 Product Quality & Innovation 41 36 42 Other 1 1 — Total $ 78 $ 78 $ 87 Capital expenditures: Water Quality $ 36 $ 36 $ 29 Product Quality & Innovation 27 17 17 Other — 2 8 Total $ 63 $ 55 $ 54 Identifiable assets by segment for the years ended December 31 are as follows: ($ in millions) 2025 2024 2023 Water Quality $ 2,651 $ 2,450 $ 2,508 Product Quality & Innovation 2,810 2,657 2,289 Other 2,232 1,299 896 Total $ 7,693 $ 6,406 $ 5,693 Reconciliations of total segment sales to total segment operating profit and of total segment operating profit to total consolidated and combined earnings before income taxes, for the years ended December 31 is as follows: Table of Contents 62

2025 ($ in millions) Water Quality Product Quality & Innovation Other Total Sales $ 3,321 $ 2,182 $ — $ 5,503 Less: other segment items (2,477) (1,633) (116) (4,226) Segment operating profit $ 844 $ 549 $ (116) $ 1,277 Other expense, net (8) Interest expense, net (96) Earnings before income taxes $ 1,173 2024 ($ in millions) Water Quality Product Quality & Innovation Other Total Sales $ 3,138 $ 2,055 $ — $ 5,193 Less: other segment items (2,370) (1,526) (89) (3,985) Segment operating profit $ 768 $ 529 $ (89) $ 1,208 Other expense, net (9) Interest expense, net (113) Earnings before income taxes $ 1,086 2023 ($ in millions) Water Quality Product Quality & Innovation Other Total Sales $ 3,039 $ 1,982 $ — $ 5,021 Less: other segment items (2,309) (1,510) (62) (3,881) Segment operating profit $ 730 $ 472 $ (62) $ 1,140 Other income, net (14) Interest expense, net (30) Earnings before income taxes $ 1,096 Operations in Geographical Areas: Year Ended December 31 ($ in millions) 2025 2024 2023 Sales: United States $ 2,440 $ 2,312 $ 2,177 China 336 334 356 Germany 281 266 257 All other (each country individually less than 5% of total sales) 2,446 2,281 2,231 Total $ 5,503 $ 5,193 $ 5,021 Property, plant and equipment, net: United States $ 203 $ 200 $ 179 United Kingdom 17 16 14 Germany 34 24 23 All other (each country individually less than 5% of total property, plant and equipment, net) 40 28 46 Total $ 294 $ 268 $ 262 Table of Contents 63

NOTE 6. INCOME TAXES Prior to the Separation, the Company’s operating results were included in Danaher’s various consolidated U.S. federal and certain state income tax returns, as well as certain foreign returns. For periods prior to the Separation, the Company’s Consolidated and Combined Financial Statements reflect income tax expense and deferred tax balances as if the Company had filed tax returns on a standalone basis separate from Danaher. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company was a separate taxpayer and a standalone enterprise for periods prior to the Separation. Earnings from operations before income taxes for the years ended December 31 were as follows: ($ in millions) 2025 2024 2023 United States $ 697 $ 555 $ 484 Non-U.S. 476 531 612 Total $ 1,173 $ 1,086 $ 1,096 The provision for income taxes for the years ended December 31 were as follows: ($ in millions) 2025 2024 2023 Current: Federal U.S. $ 109 $ 116 $ 86 Non-U.S. 136 184 169 State and local 37 27 27 Deferred: Federal U.S. (34) (45) (19) Non-U.S. (12) (29) (4) State and local (3) — (2) Income tax provision $ 233 $ 253 $ 257 The Company has determined that certain foreign earnings that have been previously taxed in the United States are not considered permanently reinvested. The cost to repatriate these earnings is limited to potential foreign withholding and state income taxes and is not expected to be material and has not been provided for. The Company intends to permanently reinvest its foreign earnings that have not previously been subject to U.S. income tax. The potential tax implications of repatriating unremitted earnings are driven by the facts at the time of distribution and therefore not practicable to determine. We regularly review our plans for reinvestment or repatriation of unremitted foreign earnings and any future change in our plans would require us to provide for the net tax impacts of these amounts. Table of Contents 64

The effective income tax rate from operations for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows. Periods presented that are prior to the adoption of ASU 2023-09 have not been adjusted. 2025 ($ in millions, except % of pretax earnings) $ Value % of Pretax Earnings Statutory federal income tax rate $ 246 21.0 % Increase (decrease) in tax rate resulting from: State income taxes (net of Federal income tax benefit) (a) 26 2.2 Foreign tax effects: Germany: Statutory rate difference 14 1.2 Other 9 0.8 Other foreign jurisdictions (7) (0.6) Effect of cross-border tax laws: Foreign derived intangible income (28) (2.4) Subpart F, net of foreign tax credits (26) (2.2) Other 2 0.2 Nontaxable or nondeductible items 4 0.3 Tax credits (8) (0.7) Changes in unrecognized tax benefits (1) (0.1) Other 2 0.2 Effective income tax rate $ 233 19.9% (a) States that make up 50% of provision include: CA, CT, IL, NY, PA, and VA Percentage of Pretax Earnings 2024 2023 Statutory federal income tax rate 21.0% 21.0 % Increase (decrease) in tax rate resulting from: State income taxes (net of Federal income tax benefit) 2.0 1.9 Non-U.S. rate differential 2.1 3.5 US Taxation of Foreign Earnings (4.2) (2.1) Change in uncertain tax positions 3.2 — R&D and other tax credits (0.9) (1.3) Other 0.7 1.0 Net excess tax benefits from stock-based compensation (0.6) (0.6) Effective income tax rate 23.3% 23.4 % The Company’s effective tax rate for 2025, 2024 and 2023 differs from the U.S. federal statutory rate of 21.0%, due principally to the Company’s earnings outside the United States that are taxed at rates different than the U.S. federal statutory rate, state taxes, as well as the impact of the following: • The effective tax rate of 19.9% in 2025 includes a net discrete tax benefit related to the reduction of the tax indemnification related to the Separation, release of a valuation allowance on deferred tax assets, and excess tax benefits from stock-based compensation. This decreased the reported rate on a net basis by 1.4%. • The effective tax rate of 23.3% in 2024 includes net tax provisions primarily related to changes in estimates associated with prior period uncertain tax positions and the reduction of the tax indemnification related to the Separation partially offset by excess tax benefits from stock-based compensation. This increased the reported rate on a net basis by 0.6%. It also includes a 0.3% unfavorable impact of a non-deductible loss on the sale of a product line. Table of Contents 65

• The effective tax rate of 23.4% in 2023 includes net tax benefits primarily related to excess tax benefits from stock-based compensation. This decreased the reported rate on a net basis by 1.0%. On July 4, 2025, an act to provide for reconciliation to title II of H. Con. Res. 14 (known commonly as the One Big Beautiful Bill Act (“OBBBA”)) was enacted into law. The OBBBA includes eliminating the requirement to capitalize U.S. R&D, permanent extension of certain provisions of the Tax Cuts & Jobs Act of 2017 and other corporate tax impacts. The Company has considered the impact on the Consolidated and Combined Financial Statements and concluded it is immaterial. Significant components of the Company’s deferred tax assets and liabilities from operations at the end of each fiscal year were as follows: ($ in millions) 2025 2024 Deferred tax assets: Allowance for credit losses $ 7 $ 6 Inventories 15 18 Employee benefit plans 15 8 Other accruals and prepayments 129 112 Stock-based compensation expense 20 17 Operating lease liabilities 46 37 Capitalized research and development costs 102 86 Tax credit, operating loss and capital loss carryforwards 40 57 Net investment hedge 15 — Valuation allowances (21) (32) Total deferred tax assets 368 309 Deferred tax liabilities: Depreciation (16) (13) Operating lease right-of-use assets (43) (35) Goodwill and other intangible assets (263) (270) Net investment hedge — (3) Total deferred tax liability (322) (321) Net deferred tax assets (liabilities) $ 46 $ (12) Deferred tax assets and deferred tax liabilities are included in other assets and other long-term liabilities, respectively, in the accompanying Consolidated Balance Sheets. A valuation allowance is recorded on certain deferred tax assets if it has been determined it is more likely than not that all or a portion of these assets will not be realized. The valuation allowances in 2025 and 2024 are primarily attributable to foreign net operating loss carryforwards. As of December 31, 2025, our U.S. and non-U.S. net operating loss carryforwards totaled $142 million, of which $42 million is related to federal and state net operating loss carryforwards, and $100 million related to non-U.S. net operating loss carryforwards. Certain of these losses can be carried forward indefinitely and others can be carried forward to various expiration dates from 2026 through 2045. The Company recognizes tax benefits from uncertain tax positions only if, in its assessment, it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. The Company re-evaluates the technical merits of its tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires. Table of Contents 66

As of December 31, 2025, tax benefits totaled $175 million ($116 million, net of the impact of $85 million of indirect tax benefits offset by $28 million associated with potential interest and penalties). As of December 31, 2024, tax benefits totaled $156 million ($116 million, net of the impact of $66 million of indirect tax benefits offset by $26 million associated with potential interest and penalties). The Company recognized approximately $2 million of net tax expense from potential interest and penalties during 2025, $7 million of net tax expense from potential interest and penalties during 2024, and $1 million of net tax benefits from the reversal of potential interest and penalties during 2023. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties and net of indirect offsets) will be reduced and reflected as a reduction of the overall income tax provision. Unrecognized tax benefits and associated accrued interest and penalties are included in our income tax provision, income and other accrued expenses as detailed in Note 11. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows: ($ in millions) 2025 2024 2023 Unrecognized tax benefits, beginning of year $ 156 $ 97 $ 94 Additions based on tax positions related to the current year 26 46 — Additions for tax positions of prior years 7 15 7 Reductions for tax positions of prior years (16) — (3) Acquisitions, divestitures and other — — 4 Statute of limitations expirations (1) (1) (1) Settlements (1) — (4) Effect of foreign currency translation 4 (1) — Unrecognized tax benefits, end of year $ 175 $ 156 $ 97 The Company conducts business globally, and the Former Parent filed numerous consolidated and separate income tax returns in the U.S. federal and state and non-U.S. jurisdictions. The non-U.S. countries in which the Company has a significant presence include Belgium, Brazil, Canada, China, Germany, the Netherlands and the United Kingdom. Excluding these non-U.S. jurisdictions, the Company believes that a change in the statutory tax rate of any individual non-U.S. country would not have a material effect on the Company’s Consolidated and Combined Financial Statements given the geographic dispersion of the Company’s income. The Company is routinely examined by various domestic and international taxing authorities. In connection with the Separation, the Company entered into certain agreements with Danaher, including a tax matters agreement. The tax matters agreement distinguishes between the treatment of tax matters for “Joint” filings compared to “Separate” filings prior to the Separation. “Joint” filings involve legal entities, such as those in the United States, that include operations from both Danaher and the Company. By contrast, “Separate” filings involve certain entities (primarily outside of the United States) that exclusively include either Danaher’s or the Company’s operations, respectively. In accordance with the tax matters agreement, Danaher is liable for and has indemnified the Company against all income tax liabilities involving “Joint” filings for periods prior to the Separation. The Company remains liable for certain pre-Separation income tax liabilities including those related to the Company’s “Separate” filings. The Company files U.S. federal income tax returns and income tax returns in various state, local and foreign jurisdictions. The Company has various income tax audits ongoing at any time throughout the world. Except for jurisdictions where the Company has NOLs or tax credit carryforwards, the Company is no longer subject to any tax assessment from tax authorities for years prior to 2020. Table of Contents 67

Income taxes paid, net of refunds received, by jurisdiction for the year ended December 31 is as follows: ($ in millions) 2025 Federal $ 71 State $ 29 Brazil $ 16 China $ 12 Germany $ 44 Other Foreign $ 63 Total Taxes Paid $ 235 NOTE 7. NONOPERATING INCOME (EXPENSE) The following sets forth the components of the Company’s other income (expense), net: ($ in millions) 2025 2024 2023 Other components of net periodic benefit costs $ 2 $ 1 $ 1 Unrealized investment losses (1) — — Impairment of equity investments (3) — (15) Net loss on product line dispositions (6) (10) — Total other income (expense), net $ (8) $ (9) $ (14) Other Components of Net Periodic Benefit Costs The Company disaggregates the service cost component of net periodic benefit costs of noncontributory defined benefit pension plans and other postretirement employee benefit plans and presents the other components of net periodic benefit cost in other income (expense), net. These other components of net period benefit costs include the assumed rate of return on plan assets, partially offset by amortization of actuarial losses and interest. Investment Gains (Losses) For investments in equity securities without readily available fair values, the Company has elected the fair value alternative and records adjustments to fair value within net earnings. Additionally, the Company is a limited partner in a partnership that invests primarily in early stage companies. While the partnership records these investments at fair value, the Company’s investment in the partnership is accounted for under the equity method of accounting. The investment gains (losses) include realized and unrealized gains and losses related to changes in the fair value of the Company’s investments in equity securities and the Company’s equity in earnings of the partnerships that reflect the changes in fair value of the investments of the partnerships and related management fees and operating expenses. Impairment of Equity Investments During 2025, the Company recorded an impairment of $3 million related to an equity investment accounted for under the fair value alternative method. There were no impairments recorded related to investments in 2024. During 2023, the Company recorded an impairment of $15 million related to an equity method investment. Loss on Product Line Dispositions, net During 2025, the Company divested one product line and recorded a $6 million loss associated with the sale that is presented in other income (expense), net. The divestiture of this product line was recorded in the Product Quality & Innovation segment. During 2024, the Company divested two product lines and recorded a $10 million net loss associated with the sales that is presented in other income (expense), net. The divestiture of these product lines were recorded in the Water Quality segment. The 2025 and 2024 divestitures did not represent a strategic shift with a major effect on the Company’s operations and financial results and therefore are not reported as discontinued operations. NOTE 8. LEASES The Company has operating leases for office space, warehouses, distribution centers, research and development facilities, manufacturing locations and certain equipment, primarily automobiles. Many leases include one or more Table of Contents 68 options to renew, some of which include options to extend the leases for up to 15 years, and some leases include options to terminate the leases within 30 days. In certain of the Company’s lease agreements, the rental payments are adjusted periodically to reflect actual charges incurred for common area maintenance, utilities, inflation and/or changes in other indexes. The Company’s finance leases were not material as of December 31, 2025 and 2024. Right-of-use (“ROU”) assets arising from finance leases are included in property, plant and equipment, net and the liabilities are included in accrued expenses and other liabilities and other long-term liabilities in the accompanying Consolidated Balance Sheets. The Consolidated and Combined Financial Statements include the following amounts related to operating leases where the Company is the lessee: ($ in millions) 2025 2024 2023 Consolidated and Combined Statements of Earnings Fixed operating lease expense (a) $ 59 $ 51 $ 43 Variable operating lease expense 20 18 12 Total operating lease expense $ 79 $ 69 $ 55 Consolidated and Combined Statements of Cash Flows Cash paid for amounts included in the measurement of operating lease liabilities $ 57 $ 49 $ 41 ROU assets obtained in exchange for operating lease obligations 52 47 52 Consolidated Balance Sheets December 31, 2025 December 31, 2024 Lease Assets and Liabilities Classification Operating lease ROU assets Other long-term assets $ 195 $ 159 Operating lease liabilities - current Accrued expenses and other liabilities $ 48 $ 39 Operating lease liabilities - long-term Other long-term liabilities 158 129 Total operating lease liabilities $ 206 $ 168 Weighted average remaining lease term 7 years 7 years Weighted average discount rate 4.6% 4.6% (a) Includes short-term leases and sublease income, both of which were immaterial. The following table presents the maturity of the Company’s operating lease liabilities as of December 31, 2025 ($ in millions): 2026 $ 55 2027 43 2028 32 2029 25 2030 19 Thereafter 64 Total operating lease payments 238 Less: imputed interest (32) Total operating lease liabilities $ 206 As of December 31, 2025, the Company had no additional significant operating or finance leases that had not yet commenced. 69

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS As discussed in Note 2, goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities and noncontrolling interests. Management assesses the goodwill of each of its reporting units for impairment at least annually at the beginning of the fourth quarter and as “triggering” events occur that indicate that it is more likely than not that an impairment exists. The Company elected to bypass the optional qualitative goodwill assessment allowed by applicable accounting standards and performed a quantitative impairment test for all reporting units as this was determined to be the most effective method to assess for impairment across the reporting units. The Company estimates the fair value of its reporting units using a market approach, based on current trading multiples of forecasted EBITDA for peer companies operating in businesses similar to each of the Company’s reporting units, in addition to recent market sale transactions of comparable companies. In determining the estimated fair value of each reporting unit, the Company also applies a control premium to the trading multiples of EBITDA for peer companies. If the estimated fair value of the reporting unit is less than its carrying value, the Company will impair the goodwill for the amount of the carrying value in excess of the fair value. As of December 31, 2025, the Company had three reporting units for goodwill impairment testing. As of the date of the 2025 annual impairment test, the carrying value of the goodwill included in each individual reporting unit ranged from $553 million to approximately $1.3 billion. No goodwill impairment charges were recorded for the years ended December 31, 2025, 2024 and 2023 and no “triggering” events have occurred subsequent to the performance of the 2025 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings. The following is a rollforward of the Company’s goodwill by segment: ($ in millions) Water Quality Product Quality & Innovation Total Balance, January 1, 2024 $ 1,305 $ 1,228 $ 2,533 Attributable to 2024 acquisitions — 243 243 Foreign currency translation and other (49) (34) (83) Balance, December 31, 2024 1,256 1,437 2,693 Attributable to 2025 acquisitions 23 — 23 Attributable to 2025 divestitures — (2) (2) Foreign currency translation and other 63 61 124 Balance, December 31, 2025 $ 1,342 $ 1,496 $ 2,838 Finite-lived intangible assets are amortized over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible assets as of December 31: 2025 2024 ($ in millions) Gross Carrying Amount Accumulated Amortization Gross Carrying Amount Accumulated Amortization Finite-lived intangibles: Customer relationships $ 654 $ (550) $ 631 $ (510) Patents, technology and other intangibles 371 (259) 355 (246) Total finite-lived intangibles 1,025 (809) 986 (756) Indefinite-lived intangibles: Trademarks and trade names 308 — 305 — Total intangibles $ 1,333 $ (809) $ 1,291 $ (756) During 2025 and 2024, the Company acquired finite-lived intangible assets consisting primarily of developed technology and customer relationships along with indefinite-lived trade names. Refer to Note 2 for additional information on the intangible assets acquired. There were no such acquisitions during 2023. 70

The Company reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Indefinite-lived intangibles are subject to impairment testing at least annually or more frequently if events or changes in circumstances indicate that potential impairment exists. The Company identified impairment triggers during the second and third quarters of 2023 which resulted in the impairment of certain long-lived assets, including customer relationships and trade names. In 2023, the Company recorded impairment charges totaling $12 million related to these long-lived assets in selling, general and administrative expenses in the Consolidated and Combined Statements of Earnings. There were no impairment charges recorded during 2025 or 2024. Total intangible amortization expense in 2025, 2024 and 2023 was $36 million, $38 million and $48 million, respectively. Based on the intangible assets recorded as of December 31, 2025, amortization expense is estimated to be approximately $35 million during 2026, $32 million during 2027, $30 million during 2028, $28 million during 2029 and $25 million during 2030. NOTE 10. FAIR VALUE MEASUREMENTS Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value for assets and liabilities required to be carried at fair value and provide for certain disclosures related to the valuation methods used within the valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. • Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. • Level 3 inputs are unobservable inputs based on the Company’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. A summary of financial liabilities that are measured at fair value on a recurring basis were as follows: ($ in millions) Quoted Prices in Active Market (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total December 31, 2025 Liabilities: Deferred compensation liabilities $ 42 $ — $ — $ 42 Cross-currency swap derivative contracts — 9 — 9 Total Liabilities $ 42 $ 9 $ — $ 51 December 31, 2024 Liabilities: Deferred compensation liabilities $ 32 $ — $ — $ 32 Total Liabilities $ 32 $ — $ — $ 32 Certain management employees participate in the Company’s nonqualified deferred compensation programs, which permits such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are presented as a component of the compensation and benefits accrual included in other long-term liabilities in the accompanying Consolidated Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within the Company’s defined contribution plans for the benefit of U.S. employees (“401(k) Programs”) (except that the earnings rates for amounts contributed unilaterally by the Company are entirely based on changes in the value of the Company’s common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates. 71

The cross-currency swap derivative contracts are classified as Level 2 in the fair value hierarchy as they are measured using the income approach with the relevant interest rates and current currency exchange rates and forward curves as inputs. Refer to Note 13 for additional information. Fair Value of Financial Instruments The carrying amounts and fair values of the Company’s other financial instruments as of December 31 were as follows: 2025 2024 ($ in millions) Carrying Amount Fair Value Carrying Amount Fair Value Debt obligations: Current portion of long-term debt $ 700 $ 706 $ — $ — Long-term debt 1,973 2,045 2,599 2,638 As of December 31, 2025, short and long-term borrowings were categorized as Level 1. The fair value of long-term borrowings was based on quoted market prices. The difference between the fair value and the carrying amounts of long-term borrowings is attributable to changes in market interest rates and/or the Company’s credit ratings subsequent to the occurrence of the borrowing. The fair values of borrowings with original maturities of one year or less, as well as cash and cash equivalents, trade accounts receivable, net and trade accounts payable generally approximate their carrying amounts due to the short-term maturities of these instruments. Refer to Note 14 for information related to the fair value of the Company sponsored defined benefit pension plan assets. NOTE 11. ACCRUED EXPENSES AND OTHER LIABILITIES Accrued expenses and other liabilities as of December 31 were as follows: 2025 2024 ($ in millions) Current Noncurrent Current Noncurrent Compensation and benefits $ 271 $ 40 $ 244 $ 29 Deferred revenue 267 20 237 17 Taxes, income and other 101 279 77 295 Operating lease liabilities 48 158 39 129 Other 253 61 253 47 Total $ 940 $ 558 $ 850 $ 517 Other category above primarily includes accruals related to sales and product allowances, pension and postretirement benefits, interest payable, dividends payable, derivative liability and warranty reserves. NOTE 12. FINANCING The components of the Company’s debt as of December 31, less unamortized debt discounts and debt issuance costs, were as follows: ($ in millions) Outstanding Amount Description and Aggregate Principal Amount 2025 2024 5.50% senior unsecured notes due 9/18/2026 ($700 million) (the “2026 Notes”) $ 700 $ 697 5.35% senior unsecured notes due 9/18/2028 ($700 million) (the “2028 Notes”) 696 696 4.15% senior unsecured notes due 9/19/2031 (€500 million) (the “2031 Notes”) 584 513 5.45% senior unsecured notes due 9/18/2033 ($700 million) (the "2033 Notes") 693 693 Total Debt 2,673 2,599 Less: current portion of long-term debt (700) — Long-term debt $ 1,973 $ 2,599 72

Senior Unsecured Notes In September 2023, and in connection with the Separation, the Company issued approximately $2.1 billion aggregate principal amount of USD senior unsecured notes in three series with maturity dates ranging from 2026 through 2033 (collectively, the “U.S. Dollar Notes”). Additionally, the Company issued €500 million principal amount of senior unsecured notes (“Euro Notes”) with a maturity date of 2031. Interest payments on the U.S. Dollar Notes are due semi-annually until maturity. Interest payments on the Euro Notes are due annually until maturity. In the event of a change in control and a related downgrade of the ratings of the U.S. Dollar Notes and Euro Notes (collectively, the "Notes") below investment grade, the indentures governing the Notes requires that the Company make an offer to each holder of the Notes to repurchase all or any part of that holder's notes at a repurchase price equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest. The indentures also include a limitation on liens incurred by the Company and its wholly owned U.S. subsidiaries. The indentures do not restrict the Company or its subsidiaries from incurring indebtedness, nor does it require any financial covenants. All the covenants are subject to a number of exceptions, limitations, and qualifications. Upon issuance, the Notes became guaranteed by Danaher. Following the completion of the Separation on September 30, 2023, Danaher was automatically and unconditionally released and discharged from all obligations under its guarantees. The Company recorded $24 million of debt discounts and debt issuance costs related to the Notes. Debt issuance costs are presented as a reduction of debt in the Consolidated Balance Sheets and are amortized as a component of interest expense over the term of the related debt. Unamortized debt discounts and debt issuance costs totaled $14 million and $19 million as of December 31, 2025 and 2024, respectively. The proceeds of the Notes were distributed to Danaher during September as partial consideration for the net assets contributed to Veralto in advance of the Separation on September 30, 2023. Registration Rights Agreement In connection with the issuance of the Notes, the Company entered into a registration rights agreement, pursuant to which the Company was obligated to use commercially reasonable efforts to file with the SEC, and cause to be declared effective, a registration statement with respect to an offer to exchange each series of Notes for registered notes (“Registered Notes”) with substantially identical terms (“Exchange Offer”). Accordingly, on July 26, 2024, the Company filed a Form S-4 with the SEC (the “Registration Statement”), which Registration Statement was declared effective on August 5, 2024. On August 5, 2024, the Company launched the Exchange Offer, which expired on September 3, 2024. Substantially all Notes were tendered and exchanged for Registered Notes in the Exchange Offer. Credit Facility On August 31, 2023, the Company entered into a credit agreement providing for a five-year unsecured revolving credit facility in an aggregate committed amount of $1.5 billion (the “Credit Facility”). There were no outstanding amounts under the Credit Facility as of December 31, 2025. The Credit Facility includes an alternative currency sublimit up to an amount equal to 90% of the aggregate commitments and a $100 million swingline sublimit and provides for the issuance of swing loans. 73

Borrowings under the Credit Facility bear interest at the Company’s option as follows: (i) in the case of borrowings denominated in U.S. dollars, (1) Term Secured Overnight Financing Rate (“SOFR”) Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the Term SOFR (as defined in the Credit Agreement) plus the Applicable Rate (a margin of between 79.5 and 130.0 basis points, depending on the Company’s long-term debt credit rating); and (2) Base Rate Committed Loans and Swing Line Loans (each as defined in the Credit Agreement) bear interest at a variable rate equal to the highest of (a) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 1/2 of 1.0%, (b) Bank of America’s “prime rate” as publicly announced from time to time, (c) Term SOFR (based on one-month interest period plus 1.0%) and (d) 1.0%, plus in each case the Applicable Rate (a margin of between 0.0 to 30.0 basis points, depending on the Company’s long- term debt credit rating); and (ii) in the case of borrowings denominated in euros, Alternative Currency Loans (as defined in the Credit Agreement) bear interest at EURIBOR (as defined in the Credit Agreement) plus the Applicable Rate (a margin of between 79.5 and 130.0 basis points, depending on the Company’s long-term debt credit rating). In addition, the Company is required to pay a per annum facility fee of between 8.0 and 20.0 basis points (depending on the Company’s long-term debt credit rating) based on the aggregate commitments under the Credit Facility, regardless of usage. The Company’s current credit rating as of December 31, 2025 is Baa1/BBB and the associated facility fee is 9.0 basis points. The Credit Facility contains affirmative and negative covenants customary to financings of this type that, among other things, limits the Company and its subsidiaries’ ability to incur additional liens and to make certain fundamental changes. In addition, the Credit Facility contains a financial covenant that requires the Company to not exceed a maximum consolidated net leverage ratio of 3.75:1.00 that will be tested quarterly. The maximum consolidated net leverage ratio will be increased to 4.25:1.00 for the four consecutive full fiscal quarters immediately following the consummation of any material acquisition. The Company intends to use the Credit Facility for liquidity support for the Company’s commercial paper programs and for general corporate purposes. Outstanding commercial paper directly reduces borrowing capacity under the Credit Facility. There were no amounts outstanding under the commercial paper program as of December 31, 2025. Debt issuance costs related to the credit facility were not material. Other The Company’s minimum principal payments for the next five years are as follows ($ in millions): 2026 $ 700 2027 — 2028 700 2029 — 2030 — Thereafter 1,287 NOTE 13. DERIVATIVES AND HEDGING TRANSACTIONS On July 29, 2025, the Company entered into cross-currency swap derivative contracts with a total notional amount of $410 million to partially hedge its net investments in non-U.S. operations against adverse movements in exchange rates between the U.S. dollar and the euro and Swiss franc. These contracts are agreements to exchange fixed-rate payments in one currency for fixed-rate payments in another currency and effectively convert U.S. dollar-denominated bonds to obligations denominated in the hedged currency. These contracts also reduce the interest rate from the stated interest rates on the U.S. dollar-denominated debt to the interest rates of the swaps. The changes in the spot rate of these instruments are recorded in accumulated other comprehensive income (loss) (“OCI”) in stockholders’ equity, partially offsetting the foreign currency translation adjustment of the Company’s related net investment that is also recorded in accumulated OCI. The interest income or expense from these swaps is recorded in interest expense in the accompanying Consolidated and Combined Statements of Earnings consistent with the classification of interest expense attributable to the underlying debt. These instruments mature in September 2030 and September 2033. 74

In September 2023, the Company issued €500 million of foreign currency denominated long-term debt that is designated as a partial hedge of its net investment in foreign operations against adverse movements in exchange rates between the U.S. dollar and the euro. This foreign currency denominated long-term debt issuance is designated and qualifies as a nonderivative hedging instrument. Accordingly, the foreign currency translation of this debt instrument is recorded in accumulated OCI, offsetting the foreign currency translation adjustment of the Company’s related net investment that is also recorded in accumulated OCI. This instrument matures in September 2031. The following table summarizes the notional values as of December 31, 2025 and 2024 and pretax impact of changes in the fair values of instruments designated as net investment hedges in accumulated other comprehensive income (“OCI”) for the year then ended: ($ in millions) Notional Amount Outstanding Gain (Loss) Recognized in OCI Amounts Reclassified from OCI Year ended December 31, 2025: Net investment hedges: Cross-currency contracts $ 410 $ (9) $ — Foreign currency denominated debt 584 (70) $ — Total $ 994 $ (79) $ — Year ended December 31, 2024: Net investment hedges: Foreign currency denominated debt $ 513 $ 34 $ — Gains or losses related to the net investment hedges are classified as foreign currency translation adjustments in the schedule of changes in OCI in Note 17, as these items are attributable to the Company’s hedges of its net investment in foreign operations. The Company did not reclassify any other deferred gains or losses related to the net investment hedges from accumulated other comprehensive income (loss) to earnings during the years ended December 31, 2025 and December 31, 2024. In addition, the Company did not have any ineffectiveness related to the net investment hedges during the years ended December 31, 2025 and December 31, 2024 and, should they arise, any ineffective portions of the hedges would be reclassified from accumulated other comprehensive income (loss) into earnings during the period of change. The cash inflows and outflows associated with the Company’s derivative contracts designated as net investment hedges are classified in all other investing activities in the accompanying Consolidated and Combined Statements of Cash Flows, except for cash flows from the periodic interest settlements on the cross-currency swaps which are reported as cash flows from operating activities in the Consolidated and Combined Statements of Cash Flows. The Company’s derivative instruments, as well as its nonderivative debt instrument designated and qualifying as a net investment hedge, were classified in the Company’s Consolidated Balance Sheets as follows: ($ in millions) 2025 2024 Derivative instruments Other long-term liabilities $ 9 $ — Nonderivative hedging instruments Long-term debt $ 584 $ 513 Amounts related to the Company’s derivatives expected to be reclassified from accumulated OCI to net earnings during the next 12 months, if interest rates and foreign exchange rates remain unchanged, were not significant. NOTE 14. PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS Certain of the Company's employees participate in noncontributory defined benefit pension plans and under certain of these plans, benefit accruals continue. In general, the Company’s policy is to fund these plans based on 75 considerations relating to legal requirements, underlying asset returns, the plan’s funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors. The following sets forth the funded status of the Company's plans as of the most recent actuarial valuations using measurement dates of December 31: ($ in millions) 2025 2024 Change in pension benefit obligation: Benefit obligation at beginning of year $ (162) $ (171) Service cost (5) (5) Interest cost (3) (4) Participant contributions (2) (2) Plan settlements and curtailments 1 9 Benefits and other expenses paid 5 5 Actuarial (loss) gain 1 (4) Foreign exchange rate impact and other (22) 10 Benefit obligation at end of year (187) (162) Change in plan assets: Fair value of plan assets at beginning of year 127 135 Actual return on plan assets 5 3 Employer contributions 5 6 Participant contributions 2 2 Settlements (1) (7) Benefits and other expenses paid (5) (5) Foreign exchange rate impact 18 (7) Fair value of plan assets at end of year 151 127 Funded status $ (36) $ (35) The largest contributors to the net actuarial loss affecting the benefit obligation in 2025 were a decrease in the 2025 discount rate compared to the prior period and updated claims cost assumptions. The largest contributor to the net actuarial loss affecting the benefit obligation in 2024 was a decrease in the 2024 discount rates compared to the prior period. Projected benefit obligation (“PBO”) and fair value of plan assets for pension plans and postretirement benefit plans with PBOs in excess of plan assets: ($ in millions) 2025 2024 Projected benefit obligation $ 185 $ 162 Fair value of plan assets 150 127 The year-over-year change in the amounts above reflects the benefit plans with a PBO in excess of the fair value of plan assets. Accumulated benefit obligation (“ABO”) and fair value of plan assets for pension plans and postretirement benefit plans with ABOs in excess of plan assets: ($ in millions) 2025 2024 Accumulated benefit obligation $ 170 $ 149 Fair value of plan assets 150 127 The year-over-year change in the amounts above reflects the benefit plans with an ABO in excess of the fair value of plan assets. 76

Weighted average assumptions used to determine benefit obligations at date of measurement: 2025 2024 Discount rate 2.0% 1.7 % Rate of compensation increase 2.2% 2.2 % In 2025, the medical trend rate used to determine the postretirement benefit obligation was 7.0%. The rate decreases gradually to an ultimate rate of 4.0% by 2050 and remains at that level thereafter. In 2024, the medical trend rate used to determine the postretirement benefit obligation was 7.7%, gradually decreasing to an ultimate rate of 4.0% by 2049 and remaining at that level thereafter. The trend rate is a significant factor in determining the amounts reported. Components of net periodic pension and postretirement benefit (cost): ($ in millions) 2025 2024 Service cost $ (5) $ (5) Interest cost (3) (4) Expected return on plan assets 4 4 Amortization of prior service credit 1 1 Amortization of net loss — — Settlement and curtailment gain — 2 Net periodic pension cost $ (3) $ (2) The components of the net periodic benefit (cost) of the noncontributory defined benefit pension plans and other postretirement employee benefit plans other than service cost are included in other income (expense), net in the Consolidated and Combined Statements of Earnings. Weighted average assumptions used to determine net periodic pension benefit (cost) at date of measurement: 2025 2024 Discount rate 1.7% 2.0 % Expected long-term return on plan assets 3.0% 3.1 % Rate of compensation increase 2.2% 2.5 % The discount rate reflects the market rate on December 31 of the prior year for high-quality fixed-income investments with maturities corresponding to the Company’s benefit obligations and is subject to change each year. Included in accumulated other comprehensive income (loss) as of December 31, 2025 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $6 million ($4 million, after-tax) and unrecognized actuarial gains of approximately $13 million ($10 million, after-tax). The unrecognized losses and prior service cost, net, is calculated as the difference between the actuarially determined projected benefit obligation and the value of the plan assets less accrued pension costs as of December 31, 2025. Selection of Expected Rate of Return on Assets The expected rate of return reflects the asset allocation of the plans, and is based primarily on broad, publicly traded equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. Long-term rate of return on asset assumptions for the plans were determined on a plan-by-plan basis based on the composition of assets and ranged from 1.8% to 4.4% in 2025 and 2.0% to 3.3% in 2024, with a weighted average rate of return assumption of 3.0% and 3.1% in 2025 and 2024, respectively. Pension Plan Assets The Company’s pension plan assets are invested in various insurance contracts as determined by the administrator of each plan. The value of the plan assets directly affects the funded status of the Company’s pension plans recorded in the Consolidated and Combined Financial Statements. 77

Insurance contracts are valued based upon the quoted prices of the underlying investments with the insurance company and are considered a Level 2 investment. The fair value of plan assets as of December 31, 2025 and 2024 was $151 million and $127 million, respectively.

The method described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Contributions

During 2026, the Company's cash contribution requirements for its pension plans are expected to be approximately $6 million. The ultimate amounts to be contributed depend upon, among other things, legal requirements, underlying asset returns, the plan's funded status, the anticipated tax deductibility of the contributions, local practices, market conditions, interest rates and other factors.

The following sets forth benefit payments, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in millions):

2026	$	8
2027		8
2028		11
2029		11
2030		10
2031 - 2035		52

Other Matters

Substantially all employees not covered by defined benefit plans are covered by defined contribution plans, which generally provide for Company funding based on a percentage of compensation.

Expense for all defined benefit and defined contribution pension plans amounted to $67 million, $63 million and $52 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 15. COMMITMENTS

Warranties

The Company generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly and appropriately maintained. Warranty periods depend on the nature of the product and range from the date of such sale up to twenty years. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor and in certain instances estimated property damage. As of December 31, 2025 and 2024, the Company had accrued warranty liabilities of $30 million as of the end of both periods.

Purchase Obligations

The Company has entered into agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable at any time without penalty. As of December 31, 2025, the aggregate amount of the Company's purchase obligations totaled approximately $166 million and the majority of these obligations are expected to be settled during 2026.

NOTE 16. LITIGATION AND CONTINGENCIES

The Company is subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of its business (or related to the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims,

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competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters, as well as regulatory subpoenas, requests for information, investigations and enforcement. The Company may also from time to time become subject to lawsuits as a result of acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by the Company or its predecessors. The types of claims made in lawsuits include claims for compensatory damages, consequential damages, punitive damages and/or injunctive relief. While the Company maintains general, products, property, workers’ compensation, automobile, cargo, aviation, crime, cyber, fiduciary and directors’ and officers’ liability insurance (and has acquired rights under similar policies in connection with certain acquisitions) up to certain limits that cover certain of these claims, this insurance may be insufficient or unavailable to cover such losses. For general, products and property liability and most other insured risks, the Company purchases outside insurance coverage only for severe losses and must establish and maintain reserves with respect to amounts within the self-insured retention. In addition, while the Company believes it is entitled to indemnification from third parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses. The Company records a liability in the Consolidated and Combined Financial Statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible it is disclosed and if the loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. The Company’s reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk professionals where appropriate. In addition, outside risk professionals assist in the determination of reserves for incurred but not yet reported claims through evaluation of the Company’s specific loss history, actual claims reported and industry trends together with statistical and other factors. Reserve estimates may be adjusted as additional information regarding a claim becomes known. Because most contingencies are resolved over long periods of time, new developments (including litigation developments, the discovery of new facts, changes in legislation and outcomes of similar cases), changes in assumptions or changes in the Company’s strategy in any given period can require the Company to adjust the loss contingency estimates that have been recorded in the financial statements, record estimates for liabilities or assets previously not susceptible to reasonable estimates or pay cash settlements or judgments. In addition, the Company’s operations, products and services are subject to numerous U.S. federal, state, local and non-U.S. environmental, health and safety laws and regulations concerning, among other things, the health and safety of Veralto employees, the generation, storage, use and transportation of hazardous materials, emissions or discharges of substances into the environment, investigation and remediation of hazardous substances or materials at various sites, chemical constituents in products and end-of-life disposal and take-back programs for products sold. A number of the Company’s operations involve the handling, manufacturing, use or sale of substances that are or could be classified as hazardous materials within the meaning of applicable laws. Compliance with these laws and regulations has not had and, based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on the Company’s capital expenditures, earnings or competitive position, and the Company does not anticipate material capital expenditures for environmental control facilities. In addition to environmental compliance costs, the Company from time to time incurs costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. The Company may also from time to time become party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of, or exposure to, hazardous substances. If the Company determines that potential liability for a particular site or with respect to a personal injury claim is known or considered probable and reasonably estimable, the Company accrues the total estimated loss, including investigation and remediation costs, associated with the site or claim. While the Company actively pursues insurance recoveries, as well as recoveries from other potentially responsible parties, it does not recognize any insurance recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If the Company’s self- insurance and litigation reserves prove inadequate, it would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect the Company’s Consolidated and Combined Financial Statements. Table of Contents 79

As of December 31, 2025, the Company had approximately $152 million of guarantees consisting primarily of outstanding standby letters of credit, bank guarantees and performance and bid bonds. These guarantees have been provided in connection with certain arrangements with vendors, customers, insurance providers, financing counterparties and governmental entities to secure the Company’s obligations and/or performance requirements related to specific transactions. The Company believes that if the obligations under these instruments were triggered, they would not have a material effect on its Consolidated and Combined Financial Statements. NOTE 17. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION Capital Stock Under Veralto’s certificate of incorporation, as of December 31, 2025, Veralto’s authorized capital stock consists of 1.0 billion common shares with par value $0.01 per share and 15 million preferred shares with par value $0.01 per share. On September 29, 2023, the 100 shares of Veralto common stock held by Danaher were recapitalized into 246,291,342 shares of Veralto common stock held by Danaher. On September 30, 2023, Danaher distributed all of Veralto’s issued and outstanding common stock to Danaher’s stockholders. No preferred shares were issued or outstanding on December 31, 2025. Each share of Veralto common stock entitles the holder to one vote on all matters to be voted upon by common stockholders. Veralto’s Board of Directors (the “Board”) is authorized to issue shares of preferred stock in one or more series and has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The Board’s authority to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock, could potentially discourage attempts by third parties to obtain control of Veralto through certain types of takeover practices. Following the Separation, the Company began paying a regular quarterly dividend during the first quarter of 2024. Aggregate cash payments for the four quarterly dividends paid to stockholders during 2025 and 2024 were $109 million and $89 million, respectively, and were recorded as dividends to stockholders in the Consolidated and Combined Statements of Changes in Stockholders’ Equity and the Consolidated and Combined Statements of Cash Flows. On December 16, 2025, the Company’s board of directors authorized a quarterly dividend of $0.13 per share of Company common stock payable on January 30, 2026 to holders of record at the close of business on December 31, 2025. Share Repurchase Program On November 25, 2025, the Company announced that its Board of Directors approved a share repurchase program (the “Repurchase Program”) authorizing the repurchase of up to $750 million of the Company’s common stock from time to time on the open market (including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act of 1934, as amended), in privately negotiated transactions or by other methods, at the Company’s discretion. The program does not obligate the Company to acquire any particular amount of its common stock, has no expiration date, and will continue until otherwise suspended or terminated at any time for any reason. The timing and amount of any shares repurchased under the program will be determined by members of the Company’s management based on its evaluation of market, business conditions, and other factors. During the year ended December 31, 2025, the Company did not make any share repurchases. Table of Contents 80

Stock-Based Compensation In connection with the Separation, the Company adopted the 2023 Omnibus Incentive Plan (the “Stock Plan”) and outstanding equity awards of Danaher held by Veralto employees were converted into or replaced with awards of Veralto common stock under the Stock Plan based on the “concentration method,” and as adjusted to maintain the economic value before and after the Separation date using the ratio of the Veralto common stock fair market value relative to the Danaher common stock fair market value prior to the Separation. The incremental stock-based compensation expense recorded as a result of this equity award conversion is $10 million, with $7 million recognized after the Separation in the fourth quarter of 2023 and an additional $3 million recognized over the remaining service period. For each equity award holder, the intent was to maintain the economic value of the equity awards before and after the Separation. The terms of the equity awards, such as the award period, exercisability and vesting schedule, as applicable, generally continue unchanged. Other than converted or replacement equity awards of Veralto issued in replacement of the Former Parent’s RSUs and stock options, the terms of the converted or replacement equity awards of Veralto (e.g., vesting date and expiration date) continued unchanged. The Stock Plan provides for the grant of stock options, PSUs, and RSUs, among other types of awards. A total of 22 million shares of Veralto common stock have been authorized for issuance under the Stock Plan. As of December 31, 2025, approximately 13 million shares of common stock remain available for issuance under the Stock Plan. Stock options under the Stock Plan generally vest pro rata over a three-year or four-year period and terminate 10 years from the grant date, though the specific terms of each grant are determined by the Compensation Committee of the Company’s Board of Directors. The Company’s executive officers, non-employee directors, and certain other employees may be awarded stock options with different vesting criteria. Exercise prices for stock options granted under the Stock Plan are generally equal to the closing price of Veralto’s common stock on the New York Stock Exchange on the date of grant, while stock options issued as conversion awards in connection with the Separation from Danaher were priced to maintain the economic value before and after the Separation. RSUs granted under the Stock Plan provide for the issuance of common stock at no cost to the holder. RSUs granted to employees generally vest pro rata over a three-year or four-year period, although certain employees and non-employee directors may be awarded RSUs with different time-based vesting criteria. Certain members of senior management may also be awarded incremental RSUs subject to performance-based vesting criteria. Prior to vesting, RSUs do not have dividend equivalent rights, do not have voting rights, and the shares underlying the RSUs are not considered issued or outstanding. PSUs granted under the Stock Plan provide for the issuance of a share of the Company’s common stock at no cost to the holder and will vest at 0% to 200% of the target share amount based on achievement of performance targets. The performance targets are based on a mix of both achievement of an internal growth metric and the Company’s total stockholder return ranking, both over a performance period of approximately three years. PSUs issued are entitled to dividend equivalent rights. The PSU dividend equivalent rights are subject to the same vesting and payment restrictions as the related shares, but do not have voting rights and the shares underlying the PSUs are not considered issued and outstanding. The equity compensation awards granted by the Company generally vest only if the employee is employed by the Company (or in the case of directors, the director continues to serve on the Company Board) on the vesting date or in other limited circumstances, including following a qualifying retirement. To cover the exercise of options and vesting of RSUs, the Company generally issues new shares from its authorized but unissued share pool, although it may instead issue treasury shares in certain circumstances. The Company accounts for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted based on the fair value of the award as of the grant date. The Company recognizes the compensation expense over the requisite service period (which is generally the vesting period but may be shorter than the vesting period if the employee becomes retirement eligible before the end of the vesting period). For awards issued after the Separation the fair value for RSU awards was calculated using the closing price of the Company’s common stock on the date of grant, adjusted for the fact that RSUs do not accrue dividends. The fair value of the options granted was calculated using a Black-Scholes Merton option pricing model (“Black- Scholes”). Table of Contents 81

The following summarizes the assumptions used in the Black-Scholes model to value options granted during the years ended December 31: 2025 2024 2023 Risk-free interest rate 3.8 – 4.3% 4.0 – 4.5% 4.6 – 4.7% Weighted average volatility 30.6% 33.0% – 36.1% 32.7% – 35.7% Dividend yield 0.4% – 0.5% 0.4% – 0.5% —% Expected years until exercise 6 5 – 7 5 – 7 The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument whose maturity period equals or approximates the option’s expected term. Expected volatility is based on the average historical stock price volatility of a group of peer companies for the expected term of the option. The dividend yield is calculated by dividing the Company’s annual common stock dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. To estimate the option exercise timing used in the valuation model (which impacts the risk-free interest rate and the expected years until exercise), in addition to considering the vesting period and contractual term of the option, the Company analyzes and considers actual historical exercise experience for previously granted options. The amount of stock-based compensation expense recognized during a period is also based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest. The Company’s total stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 was $74 million, $65 million, and $55 million, respectively. Stock-based compensation has been recognized as a component of selling, general and administrative expenses in the accompanying Consolidated and Combined Statements of Earnings. As of December 31, 2025, $41 million of total unrecognized compensation cost related to RSUs and PSUs is expected to be recognized over a weighted average period of approximately two years. As of December 31, 2025, $36 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of approximately two years. Future compensation amounts will be adjusted for any changes in estimated forfeitures. Table of Contents 82

Table of Contents

The following summarizes option activity under the Company's stock plans:

(in millions, except weighted average exercise price and number of years)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance, January 1, 2023	—	$ —		
Awards converted from Former Parent Plan	5.7	58.22		
Granted	0.1	77.53		
Exercised	(0.1)	31.81		
Cancelled/forfeited	(0.1)	78.05		
Outstanding as of December 31, 2023	5.6	$ 58.93	6.3	$ 141
Granted	0.9	89.15		
Exercised	(0.8)	41.36		
Cancelled/forfeited	(0.3)	81.69		
Outstanding as of December 31, 2024	5.4	65.52	6.0	$ 199
Granted	0.9	99.84		
Exercised	(0.8)	50.10		
Cancelled/forfeited	(0.2)	87.86		
Outstanding as of December 31, 2025	5.3	$ 72.66	5.0	$ 148
Vested and expected to vest as of December 31, 2025 [(a)]	5.4	$ 72.36	5.0	$ 148
Vested as of December 31, 2025	3.2	$ 59.80	4.0	$ 127

[(a)] The "expected to vest" options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2025 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2025. The amount of aggregate intrinsic value will change based on the price of the Company's common stock.

The weighted average per share grant-date fair values of options granted during 2025 and 2024 was $36.09 and $33.90, respectively.

Options outstanding as of December 31, 2025 are summarized below:

(in millions, except price per share and number of years)	Outstanding			Exercisable	
Exercise Price	**Shares**	**Average Exercise Price**	**Average Remaining Life (in years)**	**Shares**	**Average Exercise Price**
$22.04 to $43.78	1.1	$ 32.87	2	1.1	$ 32.87
$43.79 to $75.81	1.1	62.22	4	1.0	60.46
$75.82 to $86.70	1.0	82.26	6	0.4	82.27
$86.71 to $98.00	1.1	88.54	6	0.5	89.83
$98.01 to $102.68	1.1	99.98	8	0.2	100.27

The aggregate intrinsic value of options exercised during the year ended December 31, 2025 was $38 million. Exercise of options during the year ended December 31, 2025 resulted in net cash receipts of $35 million. Upon exercise of the award by the employee, the Company derives a tax deduction measured by the excess of the market value over the grant price at the date of exercise. The Company realized a tax benefit of $7 million in 2025 related to the exercise of employee stock options.

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The following summarizes information on unvested RSU activity: (in millions, except weighted average grant-date fair value) Number of RSUs Weighted Average Grant-Date Fair Value Unvested as of January 1, 2023 — $ — Awards from Former Parent plan 1.0 76.38 Granted 0.1 76.19 Vested (0.1) 80.20 Forfeited — 77.93 Unvested as of December 31, 2023 1.0 $ 76.23 Granted 0.5 95.60 Vested (0.4) 71.07 Forfeited (0.1) 81.19 Unvested as of December 31, 2024 1.0 $ 86.45 Granted 0.6 107.71 Vested (0.3) 79.46 Forfeited (0.1) 88.73 Unvested as of December 31, 2025 1.2 $ 97.38 The tax benefit of $7 million related to the vesting of RSUs for the year ended December 31, 2025 has been recorded as a reduction to the current income tax provision and is reflected as an operating cash inflow in the accompanying Consolidated and Combined Statements of Cash Flows. In connection with the exercise of certain stock options and the vesting of RSUs previously issued by the Company, a number of shares sufficient to fund statutory minimum tax withholding requirements has been withheld from the total shares issued or released to the award holder (though under the terms of the applicable plan, the shares are considered to have been issued and are not added back to the pool of shares available for grant). During the year ended December 31, 2025, 131 thousand shares with an aggregate value of $13 million were withheld to satisfy the requirement. The withholding is treated as a reduction in additional paid-in capital in the accompanying Consolidated and Combined Statements of Stockholders’ Equity and a reduction in proceeds from the issuance of common stock in connection with stock-based compensation in the Consolidated and Combined Statements of Cash Flows. Table of Contents 84

Accumulated Other Comprehensive Income The changes in accumulated other comprehensive income (loss) by component are summarized below. ($ in millions) Foreign Currency Translation Adjustments Net Investment Hedges Pension and Postretirement Plan Benefit Adjustments Accumulated Comprehensive Income (Loss) Balance, January 1, 2023 $ (968) $ — $ 14 $ (954) Other comprehensive income (loss) before reclassifications: Increase (decrease) 29 (19) (18) (8) Income tax impact — 5 2 7 Other comprehensive income (loss) before reclassifications, net of income taxes 29 (14) (16) (1) Reclassification adjustments Increase — — 1 (a) 1 Income tax impact — — — — Reclassification adjustments, net of income taxes — — 1 1 Net other comprehensive income (loss), net of income taxes 29 (14) (15) — Balance, December 31, 2023 (939) (14) (1) (954) Other comprehensive income (loss) before reclassifications: Increase (decrease) (139) 34 — (105) Income tax impact — (8) — (8) Other comprehensive income (loss) before reclassifications, net of income taxes (139) 26 — (113) Reclassification adjustments Increase (decrease) — — (5) (a) (5) Income tax impact — — 1 1 Reclassification adjustments, net of income taxes — — (4) (4) Net other comprehensive income (loss), net of income taxes (139) 26 (4) (117) Balance, December 31, 2024 (1,078) 12 (5) (1,071) Other comprehensive income (loss) before reclassifications: Increase (decrease) 220 (79) (3) 138 Income tax impact — 19 — 19 Other comprehensive income (loss) before reclassifications, net of income taxes 220 (60) (3) 157 Reclassification adjustments Increase (decrease) — — 1 (a) 1 Income tax impact — — — — Reclassification adjustments, net of income taxes — — 1 1 Net other comprehensive income (loss), net of income taxes 220 (60) (2) 158 Balance, December 31, 2025 $ (858) $ (48) $ (7) $ (913) (a) This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension and postretirement cost (refer to Note 14 for additional details). Table of Contents 85

NOTE 18. BASIS OF PRESENTATION AND RELATED PARTY TRANSACTIONS Basis of Presentation Prior to the Company’s separation from Danaher Corporation, Veralto’s businesses were comprised of Danaher’s Environmental & Applied Solutions segment. On August 24, 2023, the Board of Directors of Danaher approved the separation of Danaher’s Environmental & Applied Solutions segment through the pro rata distribution of all of the issued and outstanding common stock of Veralto Corporation to Danaher's stockholders. In connection with the Separation, on September 20, 2023, the net assets of the Veralto businesses were contributed to Veralto, a wholly- owned subsidiary of the Former Parent, and, as partial consideration for such contribution the Company made a cash payment to Danaher in the amount of $2.6 billion. In addition, on September 29, 2023, the 100 shares of Veralto common stock held by Danaher were recapitalized into 246,291,342 shares of Veralto common stock held by Danaher. All per share amounts in the Consolidated and Combined Statements of Earnings for the period prior to the Separation have been retroactively adjusted to give effect to this recapitalization. Veralto completed the Separation on September 30, 2023, the first day of its fiscal fourth quarter. The Consolidated and Combined Financial Statements for periods prior to the Separation were derived from the historical financial statements and accounting records of the Environmental & Applied Solutions segment of Danaher in accordance with GAAP for the preparation of carved-out combined financial statements. Through the date of Separation, all revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component of the Combined Financial Statements. Prior to the separation, the financial statements also included allocations of certain general, administrative, sales and marketing expenses from Danaher’s corporate office to the Company and Danaher’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Danaher during the applicable periods. Following the Separation, the consolidated financial statements include the accounts of Veralto and those of the Company’s wholly-owned subsidiaries and no longer include any allocations from Danaher. Accordingly: • The Consolidated Balance Sheets at December 31, 2025 and December 31, 2024 consist of the Company’s consolidated balances. • The Consolidated Statement of Earnings, Statement of Comprehensive Income, Statement of Changes in Stockholders’ Equity and Statement of Cash Flows for the years ended December 31, 2025 and December 31, 2024 consist of the Company’s consolidated results. • The Consolidated and Combined Statement of Earnings, Statement of Comprehensive Income, Statement of Changes in Stockholders’ Equity and Statement of Cash Flows for the year ended December 31, 2023 consist of the Company’s consolidated results for the three months ended December 31, 2023 and the combined results of the Veralto businesses for the nine months ended September 29, 2023. The 2023 Combined Financial Statements may not be indicative of results had the Company been a separate stand-alone entity throughout the periods presented, nor are the results stated herein indicative of what the Company’s financial position, results of operations and cash flows may be in the future. All significant transactions between the Company and Former Parent have been included in the accompanying Consolidated and Combined Financial Statements. Transactions with Former Parent are reflected in the accompanying Consolidated and Combined Statements of Stockholders’ Equity as “Net transfers to Former Parent.” In addition, the accumulated net effect of intercompany transactions between the Company and Danaher or Danaher affiliates for periods prior to the Separation are included in “Noncash adjustments to Former Parent’s investment, net.” Before the Separation, the Company was dependent upon Danaher for all of its working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. Because the Company was part of Danaher during the nine months ended September 29, 2023, only cash, cash equivalents and borrowings clearly associated with Veralto and related to the Separation have been included in the Combined Financial Statements through the date of Separation. Other financial transactions relating to the business operations of the Company during the above period were accounted for through the Net Former Parent investment account of the Company. Table of Contents 86

Related Party Transactions with Danaher In connection with the Separation, on September 29, 2023, Danaher and Veralto entered into a separation and distribution agreement as well as various other related agreements (collectively the “Agreements”) that govern the Separation and the relationships between the parties going forward, including a transition services agreement, employee matters agreement, tax matters agreement, intellectual property matters agreement, Veralto Enterprise System (“VES”) license agreement, and framework agreement governing certain commercial arrangements between subsidiaries of Danaher and Veralto. Employee Matters Agreement Veralto and Danaher entered into an employee matters agreement that governs Veralto’s and Danaher’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs. Tax Matters Agreement In connection with the separation and distribution, Veralto and Danaher entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the agreement, Veralto is responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) imposed with respect to tax returns that include only Veralto and/or any of its subsidiaries for any periods or portions thereof ending on or prior to the consummation of the separation and distribution. Danaher retains responsibility for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) imposed with respect to tax returns that include Danaher or any of its subsidiaries and Veralto and/or any of its subsidiaries for periods or portions thereof prior to the consummation of the separation and distribution. Intellectual Property Matters Agreement Veralto and Danaher entered into an intellectual property matters agreement which sets forth the terms and conditions pursuant to which Danaher and Veralto have mutually granted certain personal, generally irrevocable, non-exclusive, worldwide, and royalty-free rights to use certain intellectual property. Both parties are able to sublicense their rights in connection with activities relating to the their businesses, but not for independent use by third parties. Under the intellectual property matters agreement, the term period with respect to licensed or sublicensed know-how is perpetual and with respect to each licensed or sublicensed patent it will expire upon expiration of the last valid claim of such patent. The intellectual property matters agreement is intended to provide freedom to operate in the event that any of Danaher’s retained trade secrets (excluding VES) or patented technology is used in any of Veralto’s businesses, and, as such, applies to all portions of Veralto’s businesses. However, Veralto believes that there may be relatively little use of such retained trade secrets or patented technology in its businesses, and as a result, Veralto does not believe that the intellectual property matters agreement has a material impact on any of its businesses. Veralto Enterprise System License Agreement Veralto and Danaher entered into a VES license agreement pursuant to which Danaher granted a nonexclusive, worldwide, non-transferable, perpetual license to Veralto to use, modify, enhance and improve VES solely in support of its businesses. Veralto is able to sublicense such license solely to direct and indirect, wholly-owned subsidiaries (but only as long as such entities remain direct and indirect, wholly-owned subsidiaries) and to third parties to the extent reasonably necessary to support the businesses of Veralto and its subsidiaries and subject to appropriate confidentiality and non-use obligations. In addition, both parties had licenses to improvements made by each party to VES through September 30, 2025. The term period for the VES license agreement is perpetual, unless terminated earlier by either party. Transition Services Agreement Danaher and Veralto entered into a transition services agreement that became effective upon the distribution, pursuant to which Danaher and its subsidiaries and Veralto and its subsidiaries provide to each other various services. The services provided include information technology, facilities, certain accounting and other financial functions, and administrative services. The charges for the transition services generally allow the providing Table of Contents 87 company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit. Revenue and Other Transactions Entered Into In the Ordinary Course of Business Prior to the Separation, the Company operated as part of Danaher and not as a stand-alone company and certain of its revenue arrangements related to contracts entered into in the ordinary course of business with Danaher and its affiliates. Following the Separation, Veralto continues to enter into revenue arrangements in the ordinary course of business with Danaher and its subsidiaries, although certain agreements were entered into or terminated as a result of the Separation. Sales to Danaher and its subsidiaries during the years ended December 31, 2025 and 2024, were $19 million and $21 million, respectively. During the three months ended December 31, 2023 following the Separation, sales to Danaher and its subsidiaries were $7 million. Sales to Danaher and its subsidiaries were $21 million during the nine months ended September 29, 2023. In addition to transactions entered into in the ordinary course of business, the Company received net payments of approximately $4 million during the year ended December 31, 2025, and made net payments of approximately $16 million and $10 million during the years ended December 31, 2024 and 2023, respectively, in accordance with the transition services agreement for various services provided to the Company by Danaher. Allocated Expenses Prior to the Separation, Veralto operated as part of Danaher and not as a stand-alone company. Accordingly, certain shared costs for management and support functions which were provided on a centralized basis within Danaher were allocated to Veralto and are reflected as expenses in these financial statements prior to the Separation date. The Company considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to Veralto for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements for periods prior to the Separation date may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that the Company will incur in the future. Corporate Expenses Certain corporate overhead and shared expenses incurred by Danaher and its subsidiaries have been allocated to the Company and are reflected in the Consolidated and Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Danaher information technology infrastructure, facilities, compliance, human resources, marketing and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Danaher benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock based compensation administration. These costs are allocated using methodologies that management believes are reasonable for the item being allocated. Allocation methodologies include the Company’s relative share of revenues, headcount, or functional spend as a percentage of the total. Corporate expenses allocated to Veralto from Danaher and its subsidiaries for the year ended December 31, 2023 were $42 million. Following the Separation, the Company independently incurs expenses as a stand-alone company and no expenses are allocated by Danaher. Insurance Programs Administered by Danaher In addition to the corporate allocations discussed above, the Company was allocated expenses related to certain insurance programs Danaher administers on behalf of the Company, including workers compensation, property, cargo, automobile, crime, fiduciary, product, general and directors’ and officers’ liability insurance. These amounts were allocated using various methodologies, as described below. Included within the insurance cost allocation are allocations related to programs for which Danaher is self-insured up to a certain amount. For the self-insured component, costs are allocated to the Company based on its incurred claims. Danaher has premium based policies which cover amounts in excess of the self-insured retentions. The Company is allocated a portion of the total insurance cost incurred by the Danaher based on its pro-rata portion of the Danaher’s total underlying exposure base. An estimated liability relating to the Company’s known and incurred Table of Contents 88 but not reported claims has been allocated to the Company and reflected on the accompanying Consolidated Balance Sheets. Insurance programs expenses allocated to Veralto from Danaher and its subsidiaries for the year ended December 31, 2023 were $8 million. Medical Insurance Programs Administered by Danaher In addition to the corporate allocations discussed above, the Company was allocated expenses related to the medical insurance programs the Danaher administers on behalf of the Company. These amounts were allocated using actual medical claims incurred during the period for the associated employees attributable to the Company. Medical insurance programs expenses allocated to Veralto from Danaher and its subsidiaries for the year ended December 31, 2023 were $88 million. Deferred Compensation Program Administered by Danaher Refer to Note 10 for information regarding the deferred compensation program. In connection with the Separation, the Company established a similar independent, nonqualified deferred compensation program. Deferred compensation program expenses incurred for the year ended December 31, 2023 were $3 million. NOTE 19. SUBSEQUENT EVENTS On January 22, 2026, the Company completed the acquisition of In-Situ, Inc. (“In-Situ”), a global leader in environmental water measurement and monitoring solutions with a leading portfolio of water quality sondes, water quality sensors and data management solutions that help customers monitor and measure the quality or quantity of surface and groundwater. The total purchase price was cash consideration of approximately $427 million, net of cash acquired. In-Situ will be included in the Water Quality segment. The initial accounting for the In-Situ acquisition is incomplete as a result of the timing of the acquisition. Accordingly, it is impracticable for the Company to make certain business combination disclosures such as the estimated fair values of assets and liabilities acquired and the amount of goodwill. Table of Contents 89

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE Not applicable. ITEM 9A. CONTROLS AND PROCEDURES Our management, with the participation of the President and Chief Executive Officer, and Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the President and Chief Executive Officer, and Senior Vice President and Chief Financial Officer, have concluded that, as of the end of such period, these disclosure controls and procedures were effective. Management’s annual report on its internal control over financial reporting (as such term is defined in Rules 13a-15(f) under the Exchange Act) and the independent registered public accounting firm’s audit report on the effectiveness of the Company’s internal control over financial reporting are included in Item 8. Financial Statements and Supplementary Data, under the headings “Report of Management on Veralto Corporation’s Internal Control Over Financial Reporting” and “Report of Independent Registered Public Accounting Firm,” respectively, and are incorporated herein by reference. There have been no changes in our internal control over financial reporting that occurred during the most recent completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. ITEM 9B. OTHER INFORMATION None. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. Table of Contents 90

Table of Contents

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information below, the information required by this Item is incorporated by reference from the sections entitled ***Proposal 1–Election of Directors***, ***Corporate Governance*** and ***Other Information*** in the Proxy Statement for the Company's 2026 annual meeting of stockholders.

Code of Ethics

Veralto has adopted a code of business conduct and ethics for directors, officers (including Veralto's principal executive officer, principal financial officer and principal accounting officer) and employees, known as the Code of Conduct. The Code of Conduct is available in the "Sustainability" section of Veralto's website at www.veralto.com.

Veralto intends to disclose any amendment to the Code of Conduct that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, and any waiver from a provision of the Code of Conduct granted to any director, principal executive officer, principal financial officer, principal accounting officer, or any of its other executive officers, in the "Sustainability" section of its website, at www.veralto.com, within four business days following the date of such amendment or waiver.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below are the names, ages, positions and experience of Veralto's executive officers as of February 3, 2026. All of Veralto's executive officers hold office at the pleasure of Veralto's Board of Directors. Unless otherwise stated, the positions indicated are Veralto positions.

Name	Age	Position
Jennifer L. Honeycutt	56	President and Chief Executive Officer; Director
Sameer Ralhan	52	Senior Vice President and Chief Financial Officer
Melissa Kapity	54	Senior Vice President and Chief Segment Officer, Water Quality
Mattias Byström	53	Senior Vice President and Chief Segment Officer, Product Quality & Innovation
Surekha Trivedi	51	Senior Vice President, Strategy & Sustainability
Lesley Beneteau	53	Senior Vice President and Chief Human Resources Officer
Kimberly Chainey	50	Senior Vice President and Chief Legal Officer

Jennifer L. Honeycutt serves as Veralto's President and Chief Executive Officer and a member of the Board, and previously served as Executive Vice President with responsibility for Danaher's Environmental & Applied Solutions segment since July 2022. Prior to that, Ms. Honeycutt has served in leadership positions in a variety of different functions and businesses since joining Danaher in 1999, including most recently as Executive Vice President for Danaher's Life Sciences Tools Platform and Global High Growth Markets from January 2021 through September 2022, Vice President and Group Executive within Danaher's Life Sciences Platform from May 2019 through January 2021, and as President of Pall Corporation from January 2017 through January 2021.

Sameer Ralhan serves as Veralto's Senior Vice President and Chief Financial Officer. Prior to joining Veralto, Mr. Ralhan held a variety of positions at The Chemours Company, a global provider of performance chemicals, from November 2014 to June 2023, including as Senior Vice President, Chief Financial Officer from June 2019 to June 2023, and as Vice President, Finance and Treasurer from May 2018 to June 2019.

Melissa Kapity serves as Veralto's Senior Vice President and Chief Segment Officer, Water Quality, and has served as Vice President and Group Executive of Danaher's Water Quality companies since January 2023. Prior to that, Ms. Kapity served as Senior Vice President and Group Executive of IDEX Corporation, a provider of specialty engineered products, from October 2022 to January 2023. Prior to joining IDEX Corporation, Ms. Kapity held a variety of positions at Danaher from March 2000 to October 2022, including most recently as President of Cepheid, a Danaher subsidiary, from April 2021 to October 2022.

Mattias Byström serves as Veralto's Senior Vice President and Chief Segment Officer, Product Quality & Innovation, and has served as Vice President and Group Executive of Danaher's Product Identification companies since November 2021. Prior to that, Mr. Byström served in various leadership roles for Danaher's Product Identification businesses since September 2018, including President of Esko from September 2018 to March 2020 and most recently as President of Danaher's Packing & Color Management companies from March 2020 to November 2021.

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Prior to joining Danaher, Mr. Byström served as Chief Executive Officer of FlexLink, a provider of conveyor systems and factory automation systems, from April 2015 to April 2018. Surekha Trivedi serves as Veralto’s Senior Vice President, Strategy & Sustainability, and has held a variety of positions at Danaher since joining Danaher in 2007, including most recently as Vice President of Strategy for Danaher’s Environmental & Applied Solutions segment since October 2022. Lesley Beneteau serves as Veralto’s Senior Vice President and Chief Human Resources Officer, and has held a variety of positions since joining Danaher in 2010 including most recently as Vice President, Talent Management of Danaher since November 2015. Kimberly Chainey serves as Veralto’s Senior Vice President and Chief Legal Officer. Prior to joining Veralto in December 2025, Ms. Chainey served as Executive Vice President, Chief Legal Officer and Corporate Secretary at AptarGroup, Inc. from July 2020 until November 2025. Prior to her time with Aptar, Ms. Chainey served as Vice President and General Counsel of Panasonic Avionics Corporation. ITEM 11. EXECUTIVE COMPENSATION The information required by this Item is incorporated by reference from the sections entitled Director Compensation, Compensation Discussion and Analysis, Compensation Committee Report, Compensation Tables and Information (other than the Pay Versus Performance disclosure) and Summary of Employment Agreements and Plans in the Proxy Statement for the Company’s 2026 annual meeting of shareholders (provided that the Compensation Committee Report shall not be deemed to be “filed” and the Pay-Versus-Performance disclosure shall not be deemed to be incorporated by reference herein). ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this Item is incorporated by reference from the sections entitled Beneficial Ownership of Veralto Common Stock by Directors, Officers and Principal Shareholders, Summary of Employment Agreements and Plans and Compensation Tables and Information in the Proxy Statement for the Company’s 2026 annual meeting of shareholders (provided that the Pay-Versus-Performance disclosure shall not be deemed to be incorporated by reference herein). ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this Item is incorporated by reference from the section entitled Director Independence and Related Person Transactions in the Proxy Statement for the Company’s 2026 annual meeting of shareholders. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES Our independent registered public accounting firm is Ernst & Young LLP, Philadelphia, Pennsylvania, PCAOB ID: 00042. The information required by this Item is incorporated by reference from the section entitled Proposal 2–Ratification of Independent Registered Public Accounting Firm in the Proxy Statement for the Company’s 2026 annual meeting of shareholders. Table of Contents 92

PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES a) The following documents are filed as part of this report. (1) Financial Statements. The financial statements are set forth under “Item 8. Financial Statements and Supplementary Data” of this Annual Report on Form 10-K. (2) Schedules. An index of Exhibits and Schedules is on page 93 of this report. Schedules other than those listed below have been omitted from this Annual Report on Form 10-K because they are not required, are not applicable or the required information is included in the financial statements or the notes thereto. (3) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K. ITEM 16. FORM 10-K SUMMARY Not applicable. INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE Page Number in Form 10-K Schedule: Valuation and Qualifying Accounts 99 Table of Contents 93

EXHIBIT INDEX Exhibit Number Description 2.1 Separation and Distribution Agreement, dated as of September 29, 2023, by and between Veralto Corporation and Danaher Corporation (incorporated by reference to Exhibit 2.1 to Veralto Corporation’s Current Report on Form 8-K filed October 2, 2023) 3.1 Second Amended and Restated Certificate of Incorporation of Veralto Corporation (incorporated by reference to Exhibit 3.1 to Veralto Corporation’s Current Report on Form 8-K filed May 15, 2025) 3.2 Second Amended and Restated Bylaws of Veralto Corporation (incorporated by reference to Exhibit 3.2 to Veralto Corporation’s Current Report on Form 8-K filed May 15, 2025) 4.1 Indenture, dated as of September 18, 2023, between Veralto Corporation, as issuer, and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (incorporated by reference to Exhibit 4.1 to Veralto Corporation’s Current Report on Form 8-K filed September 19, 2023) 4.2 Registration Rights Agreement, dated as of September 18, 2023, by and among Veralto Corporation and Barclays Capital Inc., BNP Paribas Securities Corp., BofA Securities, Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as representatives of the initial purchasers of the USD Notes (incorporated by reference to Exhibit 4.2 to Veralto Corporation’s Current Report on Form 8-K filed September 19, 2023) 4.3 Indenture, dated as of September 19, 2023, between Veralto Corporation, as issuer, and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (incorporated by reference to Exhibit 4.3 to Veralto Corporation’s Current Report on Form 8-K filed September 19, 2023) 4.4 Registration Rights Agreement, dated as of September 19, 2023, by and among Veralto Corporation and Deutsche Bank AG, London Branch and Goldman Sachs & Co. LLC, as representatives of the initial purchasers of the Euro Notes (incorporated by reference to Exhibit 4.4 to Veralto Corporation’s Current Report on Form 8-K filed September 19, 2023) 4.5 Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.5 to Veralto Corporation’s Annual Report on Form 10-K filed February 28, 2024) 10.1 Employee Matters Agreement, dated as of September 29, 2023, by and between Veralto Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.1 to Veralto Corporation’s Current Report on Form 8-K filed October 2, 2023) 10.2 Tax Matters Agreement, dated as of September 29, 2023, by and between Veralto Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.2 to Veralto Corporation’s Current Report on Form 8-K filed October 2, 2023) 10.3 Transition Services Agreement, dated as of September 29, 2023, by and between Veralto Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.3 to Veralto Corporation’s Current Report on Form 8-K filed October 2, 2023) 10.4 Intellectual Property Matters Agreement, dated as of September 29, 2023, by and between Veralto Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.4 to Veralto Corporation’s Current Report on Form 8-K filed October 2, 2023) 10.5 DBS License Agreement, dated as of September 29, 2023, by and between Veralto Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.5 to Veralto Corporation’s Current Report on Form 8-K filed October 2, 2023) 10.6 Framework Agreement, dated as of September 29, 2023, by and between Beckman Coulter, Inc. and Hach Company (incorporated by reference to Exhibit 10.6 to Veralto Corporation’s Current Report on Form 8-K filed October 2, 2023) 10.7 Veralto Corporation 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment 1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-274789), filed with the Commission on February 28, 2024)* 10.8 Veralto Corporation Executive Deferred Incentive Program, a sub-plan under the 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form 10 filed with the Commission on August 3, 2023)* 10.9 Veralto Corporation Excess Contribution Program, a sub-plan under the 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form 10 filed with the Commission on August 3, 2023)* 10.10 Veralto Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form 10 filed with the Commission on August 3, 2023). Table of Contents 94

10.11 Credit Agreement, dated as of August 31, 2023, by and among Veralto Corporation, certain subsidiaries of Veralto Corporation, Bank of America, N.A., as administrative agent and Bank of America, N.A. as lender and swing line lender (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.12 Form of Veralto Corporation Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.13 Offer of Employment Letter, dated as of January 27, 2023, between Danaher Corporation and Jennifer Honeycutt (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.14 Offer of Employment Letter, dated as of May 12, 2023, between DH EAS Employment LLC and Sameer Ralhan (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.15 Offer of Employment Letter, dated as of January 6, 2023, between Danaher Corporation and Melissa Aquino (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.16 Employment Agreement, dated as of December 21, 2021, between VTI Sweden AB and Mattias Byström (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.17 Amendment to Employment Agreement, dated as of May 5, 2023, between VTI Sweden AB and Mattias Byström (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.18 Offer of Employment Letter, dated as of February 27, 2023, between Danaher Corporation and Surekha Trivedi (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023)* 10.19 Separation Agreement and General Release entered into between Sylvia A. Stein and VL Employment LLC, dated August 1, 2025 (incorporated by reference to Exhibit 10.1 to Veralto Corporation’s Current Report on Form 8-K filed August 7, 2025)* 10.20 Offer of Employment Letter, dated as of September 25, 2025, between Veralto Corporation and Kimberly Chainey (incorporated by reference to Exhibit 10.1 to Veralto Corporation’s Current Report on Form 8-K filed November 3, 2025)* 10.21 Form of Veralto Corporation Stock Option Agreement (incorporated by reference to Exhibit 10.20 to Veralto Corporation’s Annual Report on Form 10-K filed February 25, 2025) 10.22 Form of Veralto Corporation Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.21 to Veralto Corporation’s Annual Report on Form 10-K filed February 25, 2025) 10.23 Form of Veralto Corporation Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.22 to Veralto Corporation’s Annual Report on Form 10-K filed February 25, 2025) 10.24 Form of Veralto Retirement Savings Plan (incorporated by reference to Exhibit 10.5 to Amendment 1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-274789), filed with the Commission on February 28, 2024) 10.25 Form of Veralto Corporation Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.24 to Veralto Corporation’s Annual Report on Form 10-K filed February 25, 2025) 10.26 Form of Veralto Corporation Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.25 to Veralto Corporation’s Annual Report on Form 10-K filed February 25, 2025) 10.27 Form A of Veralto Corporation Agreement Regarding Competition and Protection of Proprietary Interests (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023) 10.28 Form B of Veralto Corporation Agreement Regarding Solicitation and Protection of Proprietary Interests (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023) 10.29 Form of Veralto Corporation Senior Leader Severance Pay Plan (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to Veralto Corporation’s Registration Statement on Form 10 filed August 31, 2023) 10.30 First Amendment to Veralto Corporation Senior Leaders Severance Pay Plan (incorporated by reference to Exhibit 10.1 to Veralto Corporation’s Form 8-K filed December 15, 2023) 10.31 Second Amendment to the Senior Leaders Severance Pay Plan of Veralto Corporation and its Affiliated Companies (incorporated by reference to Exhibit 10.30 to Veralto Corporation’s Annual Report on Form 10-K filed February 25, 2025) 10.32 Veralto Non-Employee Directors’ Deferred Compensation Plan dated as of December 15, 2025 Table of Contents 95

10.33 Offer of Employment Letter, dated as of March 9, 2023 between Danaher Corporation and Lesley Benetau 19.1 Veralto Corporation Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Veralto Corporation’s Annual Report on Form 10-K filed February 25, 2025). 21.1 Subsidiaries of Registrant 23.1 Consent of Independent Registered Public Accounting Firm 31.1 Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 31.2 Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 32.1 Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 32.2 Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 97.1 Clawback Policy, Pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as Amended (incorporated by reference to Exhibit 99.1 to Veralto Corporation’s Quarterly Report on Form 10-Q filed April 30, 2025) 101 Interactive data files (formatted as Inline XBRL). 104 Cover Page Interactive Data File (contained in Exhibit 101). * Indicates management contract or compensatory plan, contract or arrangement. Table of Contents 96

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. VERALTO CORPORATION Date: February 20, 2026 By: /s/ JENNIFER L. HONEYCUTT Jennifer L. Honeycutt President, Chief Executive Officer and Director Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated: Name, Title and Signature Date /s/ LINDA FILLER February 20, 2026 Linda Filler Chair of the Board /s/ JENNIFER L. HONEYCUTT February 20, 2026 Jennifer L. Honeycutt President, Chief Executive Officer and Director /s/ SAMEER RALHAN February 20, 2026 Sameer Ralhan Senior Vice President and Chief Financial Officer /s/ BERNARD M. SKEETE February 20, 2026 Bernard M. Skeete Vice President and Chief Accounting Officer /s/ FRANÇOISE COLPRON February 20, 2026 Françoise Colpron Director /s/ DANIEL L. COMAS February 20, 2026 Daniel L. Comas Director /s/ SHYAM P. KAMBEYANDA February 20, 2026 Shyam P. Kambeyanda Director /s/ WILLIAM H. KING February 20, 2026 William H. King Director Table of Contents 97

/s/ WALTER G. LOHR, JR. February 20, 2026 Walter G. Lohr, Jr. Director /s/ HEATH A. MITTS February 20, 2026 Heath A. Mitts Director /s/ VIJAY SANKARAN February 20, 2026 Vijay Sankaran Director /s/ JOHN T. SCHWIETERS February 20, 2026 John T. Schwieters Director /s/ CINDY L. WALLIS-LAGE February 20, 2026 Cindy L. Wallis-Lage Director /s/ THOMAS L. WILLIAMS February 20, 2026 Thomas L. Williams Director Table of Contents 98

VERALTO CORPORATION SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS ($ in millions) Classification Balance at Beginning of Period (a) Charged to Costs & Expenses Impact of Currency Write-Offs, Write- Downs & Deductions Balance at End of Period (a) Year ended December 31, 2025: Allowances deducted from asset account Allowance for credit losses $ 39 6 1 (8) $ 38 Year ended December 31, 2024: Allowances deducted from asset account Allowance for credit losses $ 37 9 (1) (6) $ 39 Year ended December 31, 2023: Allowances deducted from asset account Allowance for credit losses $ 36 10 — (9) $ 37 (a) Amounts include allowance for credit losses classified as current and noncurrent. Table of Contents 99

Reconciliation of Non-GAAP Financial Information Reconciliation of 2025 Adjusted Earnings per Share Year Ended December 31, 2025 ($ in millions, except per share data) Net earnings for calculation of diluted net earnings per common share Diluted net earnings per common share 2025 Net Earnings for Calculation of Diluted Net Earnings per Common Share or Diluted Net Earnings per Common Share, as applicable (GAAP) 940 $ 3.76 Amortization of acquisition-related intangible assets A 36 0.14 Other items B 10 0.04 Loss on the disposition of certain product lines C 6 0.02 Reduction of tax indemnification D 11 0.04 Impairments and other charges E 6 0.02 Fair value losses on investments F 1 — Tax effect of the above adjustments G (12) (0.05) Discrete tax adjustments H (21) (0.08) Rounding — 0.01 2025 Adjusted Net Earnings for Calculation of Diluted Net Earnings per Common Share or Adjusted Diluted Net Earnings per Common Share, as applicable (non-GAAP) 977 $ 3.90 (A) Amortization of acquisition-related intangible assets. (B) Costs incurred during the year ended December 31, 2025 related to certain strategic initiatives. (C) Loss on the disposition of certain product lines during the year ended December 31, 2025. (D) During the separation from Danaher, indemnification agreements were established to protect the Company against certain pre-separation tax exposures. As a result of the settlement of a tax audit pertaining to pre-separation periods, a reduction to the related indemnification asset was recorded during the year ended December 31, 2025. (E) Impairments and other charges related to a minority investment and capitalized software implementation costs during the year ended December 31, 2025. (F) Fair value loss and management fees associated with an equity method investment in the Water Quality segment during the year ended December 31, 2025. (G) This line item reflects the aggregate tax effect of all nontax adjustments reflected in the preceding line items of the table. In addition, the footnotes above indicate the after-tax amount of each individual adjustment item. Veralto estimates the tax effect of each adjustment item by applying Veralto’s overall estimated effective tax rate to the pretax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment. (H) Discrete tax matters relate to changes in estimates associated with prior period uncertain tax positions, audit settlements and excess tax benefits from stock-based compensation.

Reconciliation of 2025 Free Cash Flow and Free Cash Flow to Net Earnings Conversion Ratio Free Cash Flow (non-GAAP): Total cash provided by operating activities (GAAP) $ 1,077 Less: payments for additions to property, plant & equipment (capital expenditures) (GAAP) $ (63) Free cash flow (non-GAAP) $ 1,014 Free Cash Flow to Net Earnings Conversion Ratio (non-GAAP): Free cash flow from above (non-GAAP) $ 1,014 Net earnings (GAAP) $ 940 Free cash flow to net earnings conversion ratio (non-GAAP) 1.08 We define free cash flow as operating cash flows, less payments for additions to property, plant and equipment (“capital expenditures”) plus the proceeds from sales of property, plant and equipment (“capital disposals”).

Directors JENNIFER L. HONEYCUTT President and Chief Executive Officer, Veralto Corporation LINDA FILLER Chair of the Board Former President of Retail Products, Chief Marketing Officer, and Chief Merchandising Officer, Walgreen Co. FRANÇOISE COLPRON Retired Group President, North America, Valeo SA DANIEL L. COMAS Retired Executive Vice President, Danaher Corporation SHYAM P. KAMBEYANDA President and Chief Executive Officer and Director, ESAB Corporation WILLIAM H. KING Retired Senior Vice President—Strategic Development, Danaher Corporation WALTER G. LOHR, JR. Retired partner Hogan Lovells HEATH A. MITTS Executive Vice President and Chief Financial Officer, TE Connectivity VIJAY P. SANKARAN Chief Technology Officer, Johnson Controls JOHN T. SCHWIETERS Former Principal Perseus TDC CINDY L. WALLIS-LAGE Retired Executive Director, Sustainability and Resilience Black & Veatch Holding Company THOMAS L. WILLIAMS Retired Executive Chairman Parker Hannifin Corporation Executive Officers JENNIFER L. HONEYCUTT President and Chief Executive Officer MELISSA KAPITY Senior Vice President and Chief Segment Officer, Water Quality MATTIAS BYSTRÖM Senior Vice President and Chief Segment Officer, Product Quality and Innovation LESLEY BENETEAU Senior Vice President and Chief Human Resources Officer SCOTT BENIGNI Senior Vice President, Veralto Enterprise System VANEET MALHOTRA Senior Vice President, Corporate Development PAXTON MCVOY Senior Vice President and Chief Information Officer SAMEER RALHAN Senior Vice President and Chief Financial Officer KIMBERLY Y. CHAINEY Senior Vice President and Chief Legal Officer SUREKHA TRIVEDI Senior Vice President, Strategy and Sustainability

Our Transfer Agent Computershare can help you with a variety of shareholder-related services, including change of address, lost stock certificates, transfer of stock to another person and additional administrative services. Computershare can be reached at: P.O. Box 43006, Providence, RI 02940-3006 Toll-free: 800.736.3001 | Outside the U.S.: +1.781.575.3100 | computershare.com Investor Relations This annual report, along with a variety of other financial materials, can be viewed at veralto.com. Additional inquiries can be directed to Veralto Investor Relations: 225 Wyman Street, Suite 250, Waltham, MA 02451 Phone: 781.755.3655 | E-mail: investors@veralto.com Auditors Ernst & Young LLP Stock Listing New York Stock Exchange Symbol: VLTO

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